1167628

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL


02013266

REGISTRANT'S NAME S&T System Integration & Technology Distribution AG

*CURRENT ADDRESS Gunoldstrasse 16
A 1190 Vienna
Austria

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 15 2002
THOMSON FINANCIAL

FILE NO. 82- 5249 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☐
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☒
DEF 14A (PROXY)	☐		

OICF/BY:

DATE : 2/8/02



APR 6 2001 1:39PM

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NASDAQ EUROPE NEWS ARTICLE

Invitation to the Ordinary General Meeting of S & T System Integration & Technology Distribution AG on 27 April 2001 at 16.00 at ANA Grandhotel, 1010 Wien, Kärntner Ring 9

Agenda:

1. Presentation of the approved annual financial statements for the fiscal year 2000 including the director's report and the report of the Supervisory Board on the fiscal year 2000.

2. Resolution on the distribution of profits.

3. Resolution on the formal approval of the actions of the Management Board and Supervisory Board for the fiscal year 2000.

4. Appointment of the financial auditors of the Company and the Company Group for the fiscal year 2001.

5. Resolution on the remuneration for the members of the Supervisory Board for the fiscal year 2000 including the granting of options for shares of the Company.

6. Appointments to the Supervisory Board.

7. Resolution on the formal revocation of the authorization of the Management Board, granted in the General Meeting held on 27 April 2000 and supplementary to the Shareholder Resolution dated 30 April 1999, to increase, within a maximum period of five years within registration of this Shareholder Resolution with the commercial register, the nominal share capital of the Company by Euro 1,635,138.77 (this means taking into account the authorized capital) up to a total amount of Euro 4,905,416.13 by issuing in the aggregate up to 1,575,000 non-par value bearer shares in one or more tranches at a minimum issue price of 100 %, insofar this authorized capital has not been exercised at the time of the General Meeting on 27 April 2001; and resolution on the necessary amendment to the Articles of Association in Sec. 5 subpara 3.

   and

   Resolution on the authorization of the Management Board, to increase, within a maximum period of five years within registration of this Shareholder Resolution with the commercial register, the nominal share capital of the Company by the maximum amount legally permissible at the time of the General Meeting (ie eventually on the basis of a capital increase out of authorized capital registered with the commercial register before the General Meeting) by issuing non-par value bearer shares in one or more tranches at a minimum issue price of 100 % against cash or contribution in kind also under partial exclusion of statutory subscription rights of shareholders, and to determine the issue price and the conditions of issue in accordance with the Supervisory Board; authorization of the Supervisory Board to resolve on amendments of the Articles of Association resulting from the issue of the authorized nominal share capital; and resolution on the necessary amendment to the Articles of Association in Sec. 5 subpara 3.

8. Resolution on the authorization of the Management Board to buy back own shares of the Company pursuant to Sec. 65 subpara 1.9 Austrian Act on

Joint Stock Corporations (Aktiengesetz).

Admitted to the General Meeting are shareholders who have,until 23 April 2001, deposited their shares with an Austrian notary public or with the main office of a domestic credit institution during ordinary business hours and who leave the shares with such depository until the end of the General Meeting. The depositories have to submit the depository receipts to the Company until 24 April 2001 the latest (via fax in advance to 0043-1-367 8088 99).

In case the shares are deposited with a foreign bank such bank shall, upon request of the shareholder, as of 23. April 2001 until the end of the General Meeting hold the shares at the disposal of BANK AUSTRIA AG and leave the shares there until the end of the General Meeting. Foreign banks are requested to submit a confirmation on the above, naming the depositor to BANK AUSTRIA AG (via fax in advance to BANK AUSTRIA AG +43-1-3176071) until 24 April 2001 (for questions call BANK AUSTRIA AG under Tel. 0043-1-71191 58325).

Vienna, April 2001

The Management Board

Procedure to be followed by foreign investors:

Shareholders wishing to attend the General Meeting must obtain a voting certificate to be issued by Bank Austria. For this purpose, the foreign bank must supply the following information to Bank Austria: name of the shareholder and of the person to whom the voting certificate is to be made out, place of residence of the shareholder and indication whether the shares are held in the own name or in the name of a third party. The voting certificate may be sent either to the foreign bank or directly to the shareholder or, in case of insufficient time, to the company to be held at the shareholder's disposal.

*********** S&T is IT in Emerging Europe*************

S&T helps Businesses in Emerging Europe to improve their results by using Information Technology.

With total annual revenues expected to surpass EUR 150 million in 2001 and 750 employees as per March 2001, S&T operates subsidiaries in Poland, Russia, Hungary, Czech Republic, Slovakia, Slovenia, Croatia, Romania, Bulgaria, Ukraine, Macedonia, Moldova, Bosnia-Herzegovina and Yugoslavia.

Company Announcements 2001


S&T

S&T System Integration &
Technology Distribution AG
Gunoldstraße 16
A-1190 Wien/Vienna
Austria
Tel.: +43/1/367 80 88
Fax: +43/1/367 80 88 99
e-mail: snt@snt.co.at
http://www.snt.at

IT in Emerging Europe

About S&T

S&T is a leading IT infrastructure provider in Central and Eastern Europe, basing its solutions on world-class technology and an imaginative understanding of customer needs through a strong local presence. S&T helps businesses to utilize Internet-based technologies to improve this business results.

Corporate headquarters are located in Vienna, Austria, with subsidiaries in Czech Republic, Poland, Hungary, Russia, Slovenia, Slovakia, Ukraine, Romania Croatia, Bulgaria, Yugoslavia, Moldova, Macedonia and Bosnia-Herzegovina.

S&T's activities are grouped into three business segments: Information Technology Solutions (ITS), Medical Diagnostic and Monitoring Systems (MED) and Customer Support (CSO).

S&T provides a broad spectrum of value-added services such as consulting, customer training, installation and maintenance, warranty and post-warranty services, project management, training courses and professional support in related areas such as networking and operating systems.

S&T System Integration & Technology Distribution AG is listed on EASDAQ since 16th July, 1998 (Reuters: SNTS.ED, Bloomberg: SNTS ES) and on NEWEX since 3rd November, 2000 (Xetra: SYA).

S&T SYSTEM INTEGRATION AND TECHNOLOGY DISTRIBUTION


s&t
IT SOLUTIONS & SERVICES

Date	Time	News Headline
Dec 20 2001	07:00	S&T System Integration and Technology Distribution Delivers First Long Distance Disaster Recovery Solution in Slovakia - Vienna, 20 December 2001 - Slovak Telecom, the la...
Dec 6 2001	08:21	S&T System Integration & Technology Distribution AG Second Major Contract from Telekom Serbia AD - Vienna, December 6, 2001...
Dec 4 2001	07:59	S&T System Integration & Technology Distribution AG Articles about S&T published by Austrian Press - Referring to recent press articles distributed in ...
Nov 20 2001	07:59	S&T System Integration and Technology Distribution - S&T wins major telecom project in Bulgaria - Vienna, November 20, 2001...
Nov 13 2001	09:14	S&T System Integration and Technology Distribution - wins EUR 2.4 million contract in Ukraine - Vienna, November 13, 2001...
Oct 29 2001	09:23	S&T System Integration and Technology Distribution - Resumption Of Trade Halt - Trading in the financial instruments of S&T System...
Oct 29 2001	09:20	S&T System Integration and Technology Distribution - Trade Halt - The financial instruments of S&T System...
Oct 29 2001	09:13	S&T System Integration and Technology Distribution - S&T announces good third-quarter results and...
Oct 26 2001	13:28	S&T System Integration and Techniology Distribution - Will Report Its Third Quarter And Nine Months Results - S&T will report its third quarter and nine months ...
Oct 23 2001	08:01	S&T System Integration and Technology Distribution Signs IT-Contract in Romania Amounting to EUR 4.3 Million - * System to issue new travel documents in Romania...

S&T SYSTEM INTEGRATION AND TECHNOLOGY DISTRIBUTION


s&t
IT SOLUTIONS & SERVICES

Date	Time	News Headline
Oct 3 2001	08:24	S&T Int. & Tech. Di S&T wins major healthcare project - S&T wins major healthcare project in Romania...
Sep 24 2001	07:57	S&T System Integration and Technology Distribution : S&T Slovenia Acquires Software Company Aster - Further strengthening of core competences in high ...
Sep 10 2001	08:02	S&T Int. & Tech. Di S&T Slovenia sells HPC to Avtotehn - S&T Slovenia sells hardware distribution company H...
Jul 23 2001	08:12	S&T System Integration and Technology Distribution Reports on Second Quarter and First Halft Results - The main impact on the Q2 Results came from the pr...
Jul 18 2001	09:30	S&T System Integration and Technology Distribution - Resumption of Trading - Trading in the financial instruments of S&T Integr...
Jul 18 2001	09:13	S&T System Integration and Technology Distribution - Notice of Trade Halt - The financial instruments of S&T Integration and T...
Jul 18 2001	08:55	S&T System Integration and Technology Distribution Will Report Negative EBIT in Q2 due to Expected Impact From Liquidation Bank Ukraine - According to information from the European Bank fo...
Jul 2 2001	08:05	S&T System Integration - To Become Major SAP Implementer in Croatia...
Jun 28 2001	08:01	S&T System Integration and Technology Distribution - S&T and Hitachi Data Systems Announce a Strategic ...
Jun 6 2001	08:00	S&T System Integration and Technology Distribution Wins Major Healthcare Project in Czech Republic - Vienna, June 6, 2001 Latest technology to improv...

S&T SYSTEM INTEGRATION AND TECHNOLOGY DISTRIBUTION



Date	Time	News Headline
May 17 2001	08:00	S&T System Integration and Technology Distribution Strikes Deal with Russis's Supercomputer Center - Vienna/Moscow, 17 May 2001 Innovative data ...
Apr 27 2001	16:41	S&T System Integration and Technology Distribution - Karl Michael Millauer Joins S&T's Supervisory Board - Today, at the 10th Ordinary General Meeting, M...
Apr 26 2001	08:30	S&T Acquires Netway Computer Systems in Romania to Enhance its System Integration and Software Development Capabilities - On April 26, 2001, S&T System Integration & Tech...
Apr 18 2001	08:00	S&T Reports Results for the First Quarter of 2001 - Vienna, April 18, 2001 S&T reports results for ...
Apr 12 2001	08:00	S&T System Integration and Technology Distribution Wins Major Contract for Telekom Serbia AD - First significant project after the sanctio...
Apr 6 2001	13:39	Invitation to the Ordinary General Meeting of S & T System Integration & Technology Distribution AG on 27 April 2001 at 16.00 at ANA Grandhotel, 1010 Wien, Kärntner Ring 9 - Agenda: 1. Presentati...
Mar 26 2001	08:36	S&T Reports Fourth Quarter and Full Year 2000 Results - Return to Profitability and Doubling Sales - Vienna, Austria, March 26, 2001. In fiscal year ...
Mar 20 2001	08:00	S&T and SAP Sign Regional Agreement - Top Level customer support across Central- and E...
Mar 13 2001	08:00	S&T System Integration and Technology Distribution Secures a Second Deal with Ukraine's Biggest Mobile Phone Operator - A new IT solution for Ukraine Mobile Communi...
Feb 14 2001	08:00	S&T System Integration and Technology Distribution Reorganizez Top Management - Poised for Further Growrh - Vienna, February 14, 2001 - Following strong e...

S&T SYSTEM INTEGRATION AND TECHNOLOGY DISTRIBUTION


s&t
IT SOLUTIONS & SERVICES

Date	Time	News Headline
Feb 6 2001	17:05	S&T System Integration and Technology Distribution - Slavko Despotovic Resigns from his Position as Chief Operating Officer - Slavko Despotovic resigns from his position as...
Feb 2 2001	11:30	S&T System Integration and Technology Distribution - Resumption of Trading - 2 February, 2001 Trading in the financial...
Feb 2 2001	11:00	S&T System Integration and Technology Distribution takes over 100% of NEOS Computer in the Czech Republic - Vienna/Prague, February 02, 2001 - Today S&T...
Feb 2 2001	11:00	TRADE HALT- S&T System Integration and Technology Distribution - 2 February, 2001 The financial instrument...
Jan 19 2001	19:48	S&T Announces its Preliminary Results 2000 and its Financial Calendar 2001 - Vienna, January 19 Preliminary results fo...
Jan 10 2001	08:00	S&T System Integration and Technology Distribution AG Wins World Bank Tender for Ukraine Banking Information Systems - Vienna/Kiev, 10 January 2001 Ne...



DEC 20 2001 7:00AM

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NASDAQ EUROPE NEWS ARTICLE

S&T System Integration and Technology Distribution Delivers First Long Distance Disaster Recovery Solution in Slovakia

* Slovak Telecom is relying on mission critical IT solutions from S&T
* Further confirmation of S&T as a leading System Integrator in the Telecommunications sector

Vienna, 20 December 2001 - Slovak Telecom, the largest telecommunication company in Slovakia placed again a major contract with S&T. Slovak Telecom is relying on an IT storage solution from S&T, based on a comprehensive disaster recovery concept, for maximum protection against data loss. The long distance solution, which is based on technologies from EMC, will permit real time back-up at two geographically distant computer centres, thereby ensuring that all data is constantly available even in case of catastrophic events such as earthquake, flood or fire.

S&T's solution is the first of such kind to be installed in Slovakia. The solution will open the way for a significant improvement in Slovak Telecom's entire IT infrastructure as well as for the creation of a computerised customer care system, thanks to the expansion of the company's storage capacity and the installation of new, more powerful software. The project will give Slovak Telecom's 13,000 employees constant data access and optimise data management. In addition, the S&T solution will bring cost savings and minimise system errors.

S&T first won Slovak Telecom as a customer in 1996 when it supplied and installed computers and software. S&T expects the new order to lead to follow-up contracts for maintenance and support services.

'Today, our company is driven by the short time frame for preparations for full liberalisation. S&T has already made major contributions, which are critical to timely roll-out of our new business support systems', says Torsten Minkwitz, Executive Vice-President & CIO, Slovak Telecom.

'We are delighted to have this opportunity to intensify our business relationship with Slovak Telecom and to demonstrate our expertise in mission critical solutions for telecom providers', says Karl Tantscher, CEO of S&T. 'Throughout the Central and Eastern European region, telecom providers are protecting their data against all kinds of catastrophes. S&T derives around 30% of its revenues from businesses with Telecom providers.'

Slovak Telecom is the largest telecommunication company in Slovakia. Currently the country's only fixed network provider, it has a total of 13,000 employees.

****

About S&T

S&T is a leading provider of IT solutions to clients in 14 countries of Central and Eastern Europe. S&T offers IT consulting services, develops and implements customized solutions and provides 24 hours by 7 days customer support. S&T has developed specific know-how in highly critical applications that need reliable back up and disaster recovery functions. It focuses on serving medium-sized and large enterprises, including telcos,

banks, utilities, public authorities and health care providers.

For further information please contact:

Karl Tantscher
Chief Executive Officer
karl.tantscher@snt.at

Ali Kunz
Regional General Manager
ali.kunz@snt.at

S&T SYSTEM INTEGRATION & TECHNOLOGY DISTRIBUTION AG
Gunoldstrasse 16
A-1190 Vienna, Austria
Tel: +43 (0)1 367 80 88
Fax: +43 (0)1 367 80 88 99
www.snt.at
snt@snt.at



DEC 6 2001 8:21AM

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NASDAQ EUROPE NEWS ARTICLE

S&T System Integration & Technology Distribution AG Second Major Contract from Telekom Serbia AD

S&T again successful in Serbian Market: Second major contract from Telekom Serbia AD

* Long term, excellent cooperation led to second major order
* S&T well based now in the recovering Serbian Market

Telekom Serbia AD, the national telecommunication operator placed again a major contract with S&T Yugoslavia for developing and implementing a center of operation, administration and maintenance.

The cooperation originally started in 1999 with delivery and implementation of computers and telecommunication networks, followed by a contract in April this year for providing servers and peripheral equipment.

Due to the excellent services already provided and the outstanding S&T team performance, Telekom Serbia now awarded S&T with an important software development contract for their center of operation, administration and maintenance. This center can be operated remotely and allows centralized control of data exchange systems.

S&T provides a fully customized solution, ongoing support and maintenance. Operating with this solution, Telekom Serbia will be able to work with improved functions like automated acquisition of status information of the telephone network. The result will be faster error detection and repair and therefore a higher level of customer service. Since the telephone network consists of equipment from different vendors (heterogeneous environment) S&T developed a highly flexible software solution, which unifies the operation and allows addition of new and different components.

"Winning this deal clearly proves S&T as the preferred provider of mission critical IT solutions and services. It confirms our successful cooperation with Telekom Serbia in the past", says Predrag Vranes, Managing Director of S&T Yugoslavia.

"Telekom Serbia awarded S&T Yugoslavia with this contract because S&T was able to offer high quality solutions which fully meet our demands and therefore provide great advantages for our business", says Dragan Kovacevic, Network Division Manager of Serbia Telekom.

"We are pleased to see major Serbian customers coming back after difficult times. Our strategy to be a long term reliable partner is clearly valued by our customers", adds Karl Tantscher, CEO of S&T.

Telekom Serbia AD is the biggest telecommunication provider in Serbia with 13 regional centers and more than 13.000 employees, operating also outside of Serbia.

****

About S&T
S&T is a leading provider of system integration solutions in Central and Eastern Europe, and delivers customised IT solutions to clients in 14

countries. S&T develops and implements IT solutions, provides networking consultancy services, trains users and system administrators and provides 24 by 7 customer support. S&T has developed specific know-how in highly critical applications that need reliable back up and disaster recovery solutions. It focuses on serving medium-sized and large enterprises, including telcos, banks, utilities, public authorities and health care providers.

For further information please contact:

Karl Tantscher
Chief Executive Officer
karl.tantscher@snt.at

Predrag Vranes
Country Manager S&T Yugoslavia
pvranes@snt.co.yu

S&T SYSTEM INTEGRATION & TECHNOLOGY DISTRIBUTION AG
Gunoldstrasse 16
A-1190 Vienna, Austria
Tel. +43 (0)1 367 80 88
Fax +43 (0)1 367 80 88 99
www.snt.at
snt@snt.at



DEC 4 2001 7:59AM

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NASDAQ EUROPE NEWS ARTICLE

S&T System Integration & Technology Distribution AG Articles about S&T published by Austrian Press

Referring to recent press articles distributed in Austria, S&T System Integration & Technology Distribution AG announces that the Management Board of the Company has no knowledge about a planned shareholding of Siemens AG in S&T System Integration & Technology Distribution AG.

About S&T
S&T is a leading provider of system integration solutions in Central and Eastern Europe, and delivers customised IT solutions to clients in 14 countries. S&T develops and implements IT solutions, provides networking consultancy services, trains users and system administrators and operates a 24-hour helpdesk. The company pays special attention to highly critical applications like back-up and emergency solutions, and system recovery. It focuses on serving medium-sized and large enterprises, including telcos, banks, utilities, public authorities and health care providers.

For further information please contact:

Karl Tantscher
Chief Executive Officer
karl.tantscher@snt.at

S&T SYSTEM INTEGRATION & TECHNOLOGY DISTRIBUTION AG
Gunoldstrasse 16
A-1190 Vienna, Austria
Tel.: +43 (0)1 367 80 88
www.snt.at
snt@snt.at


NASDAQ
EUROPE

NOV 20 2001 7:59AM

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NASDAQ EUROPE NEWS ARTICLE

S&T System Integration and Technology Distribution - S&T wins major telecom project in Bulgaria

Vienna, November 20, 2001

S&T wins major telecom project in Bulgaria

Top Bulgarian mobile operator opts for S&T storage solution

Mobiltel AD, Bulgaria's largest mobile operator with more than one million customers, has awarded S&T Bulgaria a contract to implement a scalable, high availability, intelligent storage system to cope with fast-growing data volume in a heterogeneous IT environment. Mobiltel needs to integrate its existing IT platforms in order to achieve improved operational efficiency and uninterrupted billing data availability.

S&T won the contract against strong competition from major companies such as IBM and HP because of its outstanding reputation for quality and customer responsiveness in Central and Eastern Europe (CEE) as a whole and Bulgaria in particular. S&T has been serving major Bulgarian customers such as Bulgarian Telecommunications Company (BTC) for many years.

"We are delighted to be able to welcome another major CEE telco provider as our customer. This shows the success of our strategy of focusing on large accounts and mission critical solutions to improve their profitability," said Karl Tantscher, CEO of S&T.

S&T's customised solutions, which combine international "best of breed" technologies with local know-how and ongoing support, have made it one of the leading system integrators in CEE.

About S&T (www.snt.at)
S&T is a leading provider of system integration solutions in Central and Eastern Europe, and delivers customised IT solutions to clients in 14 countries. S&T develops and implements IT solutions, provides networking consultancy services, trains users and system administrators, and operates a 24-hour helpdesk. The company pays special attention to highly critical applications like back-up and emergency solutions and system recovery. It focuses on serving medium-sized and large enterprises, including telcos, banks, utilities, public authorities and health care providers.

For further information please contact:

Karl Tantscher
Chief Executive Officer
karl.tantscher@snt.co.at

Irina D'Amico-Janisch
Regional General Manager
irina.damico@snt.co.at

S & T SYSTEM INTEGRATION & TECHNOLOGY DISTRIBUTION AG
Gunoldstrasse 16
A-1190 Vienna, Austria
Tel. +43 (0)1 36780880
www.snt.at
snt@snt.co.at



NOV 13 2001 9:14AM

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NASDAQ EUROPE NEWS ARTICLE

S&T System Integration and Technology Distribution - wins EUR 2.4 million contract in Ukraine

Vienna, November 13, 2001

S&T wins EUR 2.4 million contract in Ukraine

* Sophisticated software solution for major Ukrainian bank
* Market leadership in Ukraine extended

Ukrsotsbank, one of the top five Ukrainian banks, has awarded S&T System Integration & Technology Distribution AG via its wholly-owned subsidiary High Performance Systems Holding GmbH a major contract for the development, implementation and integration of a company wide data and information management platform for its 408 branches and 8,000 employees.

Due to the complexity and size of the task, the project, valued totally at EUR 2.4 million and scheduled for completion at the end of June 2003, is being implemented and billed in six separate subprojects.

This contract enables S&T to expand its already strong market position in Ukraine significantly into software and consulting services, in line with S&T's overall strategy to move into higher value added services.

Ukrsotsbank is one of the country's largest banks, with a share capital of USD 64m and a loan portfolio of USD 160m.

Using mainly IBM Informix technology, S&T will build a common data and information management platform for Ukrsotsbank, which currently relies on a number of different solutions. The biggest challenge involved is creating a uniform information distribution solution for all branches, exploiting data warehousing techniques, thereby providing meaningful information to all levels of management for decision support.

S&T's extensive experience and proven integration and consultancy expertise won the order facing a number of competitors.

"We were instantly impressed by the quality of S&T's support and consultancy services," said Ukrsotsbank IT manager Andrei Litovkin. "S&T is capable of responding quickly and flexibly to customer and market requirements, which are changing very rapidly at the moment, and this is crucial for this extremely challenging project," he added.

About S&T/www.snt.at
S&T is a leading provider of system integration solutions in Central and Eastern Europe, and delivers customised IT solutions to clients in 14 countries. S&T develops and implements IT solutions, provides networking consultancy services, trains users and system administrators and provides 24 by 7 customer support. S&T has developed specific know-how in highly critical applications that need reliable back up and disaster recovery solutions. It focuses on serving medium-sized and large enterprises, including telcos, banks, utilities, public authorities and health care providers.

For further information please contact:

Karl Tantscher,
Chief Executive Officer
karl.tantscher@snt.co.at

Irina D'Amico-Janisch
Regional General Manager
irina.damico@snt.co.at

S & T SYSTEM INTEGRATION & TECHNOLOGY DISTRIBUTION AG
Gunoldstrasse 16
A-1190 Vienna, Austria
Tel. +43 (0)1 367 8088 0
www.snt.at
snt@snt.co.at



OCT 29 2001 9:23AM

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NASDAQ EUROPE NEWS ARTICLE

S&T System Integration and Technology Distribution - Resumption Of Trade Halt

October 29, 2001

Resumption of Trading - S&T System and Integration Technology Distribution AG

Trading in the financial instruments of S&T System and Integration Technology Distribution AG will resume on Nasdaq Europe at 09:30 Central European Time on October 29, 2001.

Nasdaq Europe



OCT 29 2001 9:20AM

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 NASDAQ EUROPE NEWS ARTICLE

S&T System Integration and Technology Distribution - Trade Halt

October 29, 2001

Trade Halt - S&T System Integration and Technology Distribution AG

The financial instruments of S&T System Integration and Technology Distribution AG were trade halted on Nasdaq Europe at 08:56 Central European Time on October 29, 2001 pending the release of material news.

Nasdaq Europe



OCT 29 2001 9:13AM

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S&T System Integration and Technology Distribution

Vienna, 29 October 2001
Q3 Quarterly Report

S&T announces good third-quarter results and expects even stronger Q4

* Revenue up 41 percent, EBITDA up 20 percent
* Core business ITS up 82 percent
* Successful integration of last year's acquisitions
* Strong order pipeline supports Q4 expectations

Nasdaq Europe listed S&T System Integration & Technology Distribution AG (S&T) maintained its growth momentum in the third quarter of 2001. Revenues and EBIT of Q3 were well above the last year figures, thanks in part to the improved business climate in several S&T markets in Central and Eastern Europe and to the successful integration of last year's acquisitions. The third quarter is normally the weakest for the company, but this year it saw a repeat of the first quarter's positive earnings. S&T further tightened its focus on its three core business units - Information Technology Solutions (ITS), Customer Support Organisation (CSO) and Medical Diagnostic Systems (MED) - in the third quarter, further running down its Information Technology Distribution (ITD) operations by disposing of the Slovenian hardware sales subsidiary, HPC. At the same time the ITS sector was expanded by the takeover of the Slovenian software house Aster d.o.o. The acquisition has strengthened S&T's know-how and its presence in the high-end system integration and software solutions market.

Significant third-quarter rise in revenue and earnings

Revenue was up 41 percent in the third quarter of 2001, from EUR 24.502 million (m) to EUR 34.519m. Apart from the revenue of the two businesses disposed in December 2000, Electronic Test and Measurement Systems (TMO) and Chemical Analysis Systems (CA), revenue was up by an even more impressive 47 percent. Organic growth amounted to 20 percent, the balance being contributed by acquisitions, particularly in the Czech Republic.

Some 67 percent of revenue (third quarter 2000: 51 percent) came from the ITS business sector, which also showed the highest growth in revenue - 82 percent.

S&T also racked up a marked gain in earnings compared with the like period of the previous year. EBITDA climbed by 20 percent, from EUR 1.506 million to EUR 1.801 million. Earnings before interest and tax (EBIT) advanced from EUR 684,000 to EUR 799,000.

Third quarter sales (consolidated, unaudited, IAS)

EUR '000	Q3 2001	Q3 2000	% change
Information Technology Solutions (ITS)	22,382	12,310	+ 82%
Customer Support Organisation (CSO)	4,907	3,478	+ 41%
Medical Diagnosis and Monitoring Systems (MED)	2,219	1,127	+ 97%

Information Technology Distribution (ITD)	4,056	5,510	- 26%
Electronic Test and Measurement Systems (TMO)	-	741	-
Chemical Analysis (CA)	-	883	-
Total sales	33,564	24,049	+ 40%

Consolidated income statement for the third quarter (unaudited, IAS)

EUR '000	Q3 2001	Q3 2000	% change
Total sales	33,564	24,049	+ 40%
Other income	955	453	+ 111%
Total revenues	34,519	24,502	+ 41%
Merchandise, spare parts and purchased services	(25,400)	(17,964)	+ 41%
Staff costs	(4,336)	(3,142)	+ 38%
Other operating expenses	(2,982)	(1,890)	+ 58%
EBITDA	1,801	1,506	+ 20%
Depreciation and amortisation expenses	(512)	(471)	+ 9%
Amortisation of goodwill	(490)	(351)	+ 40%
EBIT	799	684	+17%

Staff expenses rose more slowly than revenues, with restructuring programmes beginning to bear fruit.

The increase of other operating expenses is caused by the enlarged base of operation, one time legal and consulting expenses related to the evaluation of potential acquisition targets and exceptional low expenses in Q3 2000. The year-to-date comparison shows an increase, which is well below the total growth of the company.

Sound results in first three quarters

In the first three quarters of 2001, S&T continued to systematically build up its core business sectors, pursuing an offensive acquisitions policy. Following the acquisitions in 2000 of Innet in Hungary and Neos (initial consolidation in 2001) in the Czech Republic, this year has seen the completion of purchases of Netway Computer Systems in Romania and software house Aster d.o.o. in Slovenia. The integration of these subsidiaries is going ahead well, in line with S&T's track record of successful integrations in recent years. S&T's acquisition strategy focuses on building up its core businesses in the profitable high-end segments and on rapid entry to new regional markets.

The first nine months of 2001 saw revenue gain 33 percent from EUR 76.202m to EUR 101.170m. Despite the second quarter provision against a receivable from Bank Ukraine, EBITDA was up by five percent to EUR 3.980m. The breakdown of revenue by geographical markets shows 20% each coming from Slovenia and Czech Republic, 12% from Hungary, 9.6% from Slovakia, 8.8% from the Ukraine and 7% from Romania. The remaining 21% derive from 8 other CEE countries.

In segmental terms, ITS with 64 percent contributes the bulk of the company's revenue, followed by CSO with 15.3 percent and MED with 6.8 percent.

On 30th September 2001 (before the acquisition of Aster d.o.o.) the S&T Group had 750 employees.

Sales for the first three quarters (consolidated, unaudited, IAS)

EUR '000	Q1-Q3 2001	Q1-Q3 2000	% change
Information Technology Solutions (ITS)	63,586	37,289	+ 71%
Customer Support Organisation (CSO)	15,209	9,153	+ 66%
Medical Diagnosis and Monitoring Systems (MED)	6,717	5,625	+ 19%
Information Technology Distribution (ITD)	13,788	16,197	- 15%
Electronic Test and Measurement Systems (TMO)	-	3,791	-
Chemical Analysis (CA)	-	2,732	-
Total sales	99,300	74,787	+ 33%

Consolidated income statement for the first three quarters (unaudited, IAS)

EUR '000	Q1-Q3 2001	Q1-Q3 2000	% change
Total sales	99,300	74,787	+ 33%
Other income	1,870	1,415	+ 32%
Total revenues	101,170	76,202	+ 33%
Merchandise, spare parts and purchased services	(73,872)	(55,422)	+ 33%
Staff costs	(13,318)	(9,598)	+ 39%
Provisions for Bank Ukraine	(1,063)		
Other operating expenses	(8,937)	(7,406)	+ 21%
EBITDA	3,980	3,776	+ 5%
Depreciation and amortisation expenses	(1,509)	(1,409)	+ 7%
Amortisation of goodwill	(1,448)	(748)	+ 94%
EBIT	1,023	1,619	- 37%

Outlook

In the light of S&T's performance in the first three quarters and the fact that results normally pick up in the fourth quarter, management expects a year-end rally, which will enable the revenue target of a record EUR 150m for financial 2001 to be hit. EBITDA for 2001 is expected to come out at EUR 7-8m.

The Slovenian software house Aster d.o.o. (annual revenue in 2000: EUR 4.5m), which was acquired in September 2001, will be consolidated in the fourth quarter of 2001. The two recently announced major orders from Romania are also expected to contribute to revenue growth. S&T and Philips Medical Systems will supply state-of-the-art high-end medical equipment for Romanian hospitals, together with a complete IT package for installation and maintenance. The total value of the contract is EUR 8.7m, scheduled for delivery in several instalments by the end of 2002. This order is likely to bring MED's share of revenue to more than 10 percent. The second new contract, for EUR 4.3m, is the IT solution for the new Romanian passport system.

* * * * * *

S&T's management is available for a conference call on Monday, 29 October 2001 at 4.00pm Central European Time (UK 3.00pm). Tel: +44 (0)20 8288 4700; password: "S&T"; moderator: Karl Tantscher

* * * * * *

About S&T (www.snt.at)

S&T is a leading provider of solutions for the systems integration market in Central and Eastern Europe. It supplies individually tailored IT solutions to customers in 14 countries (Poland, Russia, Hungary, Czech Republic, Slovakia, Slovenia, Croatia, Romania, Bulgaria, Ukraine, Macedonia, Moldova, Bosnia-Herzegovina and Yugoslavia). S&T develops and implements IT solutions, provides consultancy services for network installations, and runs training seminars for users and system managers. It maintains a 24-hour helpdesk service. S&T focuses on mission-critical applications such as back-up and emergency solutions and system recovery. It mainly serves large and medium-sized companies, principally in the telecommunications, banking, utilities, public and health care sectors.

S&T System Integration & Technology Distribution AG is listed on the NASDAQ Europe (Reuters: SNTS.ED, Bloomberg: SNTS ES) and on the NEWEX (SYA).

For more information on S&T contact:

Karl Tantscher
Chief Executive Officer
karl.tantscher@snt.co.at

Martin Bergler
Chief Financial Officer
martin.bergler@snt.co.at

S & T SYSTEM INTEGRATION & TECHNOLOGY DISTRIBUTION AG
Gunoldstrasse 16
A-1190 Vienna, Austria

Tel: +43 (0)1 36780880
Fax: +43 (0)1 367808899
E-mail: snt@snt.co.at

This information is also available on S&T's website: www.snt.at



OCT 26 2001 1:28PM

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NASDAQ EUROPE NEWS ARTICLE

S&T System Integration and Techniology Distribution - Will Report Its Third Quarter And Nine Months Results

Vienna, Austria, October 26th, 2001

S&T will report its third quarter and nine months results as well as the Outlook for Q4 2001 on Monday October 29th before the market opens.

```
***************************************************************************
*        S&T's management is available for a conference call on          *
*         October 29, 2001 at 4.00 p.m. Central European time,            *
*                UK: 3.00 p.m., US: 10.00 a.m. East time                  *
* Dial: +44 (0)20 8288 4700; Password: "S&T"; chairman: Mr. Karl Tantscher *
***************************************************************************
```

S&T is a leading provider of individually tailored mission critical IT solutions to customers in 14 CEE countries.

With total annual revenue expected to reach EUR 150 million in 2001 and 750 employees as of September 30, 2001, S&T operates subsidiaries in Poland, Russia, Hungary, Czech Republic, Slovakia, Slovenia, Croatia, Romania, Bulgaria, Ukraine, Macedonia, Moldova, Bosnia-Herzegovina and Yugoslavia.

S&T System Integration & Technology Distribution AG is listed on the NASDAQ Europe (Reuters: SNTS.ED, Bloomberg: SNTS ES) and on the NEWEX (SYA).

For more information on S&T, please contact:

Mr. Karl Tantscher
Chief Executive Officer
e-mail: karl.tantscher@snt.co.at

Mr. Martin Bergler
Chief Financial Officer
e-mail: martin.bergler@snt.co.at

S&T SYSTEM INTEGRATION & TECHNOLOGY DISTRIBUTION AG
Gunoldstrasse 16
A-1190 Vienna, Austria

Tel: +43 (0)1 367 80 880
Fax: +43 (0)1 367 80 88 99
e-mail: snt@snt.co.at



OCT 23 2001 8:01AM

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NASDAQ EUROPE NEWS ARTICLE

S&T System Integration and Technology Distribution Signs IT-Contract in Romania Amounting to EUR 4.3 Million

Vienna, October 23, 2001.

* System to issue new travel documents in Romania
* S&T and BIS (Bundesdruckerei International Services GmbH, Germany) to deliver complete solutions and services

S&T System Integration & Technology Distribution AG just announced that a major contract with BIS, belonging to the Authentos Group,was signed yesterday. In September 2001 BIS was awarded with a contract by the government of Romania in consequence of an international public tender. Accordingly BIS has now signed an agreement with S&T, under which S&T Romania shall provide IT professional services and state-of-the-art computer technology dedicated to support the application and issuance process for new travel documents in Romania. This project will be dedicated to introduce the highest standards of document security in order to prevent the documents from being forged.

The project will be financed by BIS; S&T will act as the sole subcontractor for the IT-part of the solution. The project implementation shall be finalized during the first quarter of 2002.

S&T as a leading IT systems integrator will provide the highest technology and know-how to support the production infrastructure of the new passports. The solution designed by S&T will assure the addition and extension of the existing system with hardware, software and professional services that will create an efficient and performing system able to guarantee a high level of security for the infrastructure used in passport issuing.

The critical applications run on the production system together with the storage and backup solution provided by S&T guarantee both a high availability of IT services and the integrity of data which are essential in such a domain as the passport issuance.

The value added by S&T to this project consists in the complete range of professional services from IT solution design, software modules development, project management to equipment installation and testing, help-desk services, on-site training of personnel, all of these ensured throughout the validity period of the contract with a view to provide a high level of customer satisfaction.

"We have chosen S&T to be our partner because of their professional team and the excellence and promptness of their services. Based on the presence of S&T in 14 countries of Central and Eastern Europe, we are looking forward to extend our cooperation in other countries where similar projects are required" declared Bernd Mainzer, BIS Sales Director.

"The contract with BIS proves once again that S&T is becoming the provider of choice for IT professional services in complex projects "said Karl Tantscher, CEO of S&T .

"Thanks to the experience of BIS in this particular field, combined with our services and technology, I am sure that we will be able to deploy the solution in a short period of time in order to better sustain our customer's goals. With this project, we extend the leading edge portfolio of solutions so our customers can leverage to meet their business needs" stated Dan Roman S&T General Manager, Region South.

About S&T www.snt.at

S&T is a leading provider of system integration solutions in Central and Eastern Europe, offering customized IT solutions for customers in 14 countries. S&T develops and implements IT solutions, offers consulting services with regard to network solutions, trains users and administrators and operates a 24-hour help desk. S&T places special emphasis on specific, highly critical applications including backup and emergency solutions as well as system recovery. S&T focuses on medium-sized and large enterprises, especially on telecommunication companies, banks, utilities, public authorities and health services.

About BIS www.bundesdruckerei.de

BIS is the international sales and project development organization for ID projects within the Authentos Group. Authentos has been installed as the holding company for the Bundesdruckerei Group, the leading company in Germany for the production and personalization of identification documents (passports, ID-cards, driving licenses) and the leading force for the establishment of highly secured identification documents in Europe.

For further information please contact:

Karl Tantscher
Chief Executive Officer
karl.tantscher@snt.co.at

Beate Pichler
Corporate Communications
beate.pichler@snt.co.at

S & T SYSTEM INTEGRATION & TECHNOLOGY DISTRIBUTION AG
Gunoldstrasse 16
1190 Vienna, Austria
Tel: +43 1 367 80 88
Fax: +43 1 367 80 88 99
E-mail: snt@snt.co.at



OCT 3 2001 8:24AM

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S&T Int. & Tech. Di S&T wins major healthcare project

Vienna, October 3, 2001

S&T wins major healthcare project in Romania

* Largest-ever project in Romania for S&T
* Latest technologies to improve healthcare standards in Romania

S&T System Integration & Technology Distribution AG has won a major deal in the healthcarefield in close co-operation with Philips Medical Systems with a total value of EUR 8.7 million to supply Romanian hospitals with state-of-the-art equipment to improve their clinical information infrastructure.

The Romanian government initiated a program focusing on the modernization of approx. 160 hospitals throughout the country in order to improve standards in healthcare services. SIMED International - a turnkey solution provider for medical institutions and partner of the Romanian government - decided to co-operate on this project with Philips and S&T Romania, a 100% subsidiary of the Vienna based S&T AG.

S&T - Philips medical's distributor of medical equipment and solutions - will supply the hospitals with ultrasound systems for high performance cardio-vascular applications and for general patient diagnostics, cardiology products such as ECG recorders and defibrillators, monitoring systems for cardiac and coronary care units as well as several computer systems. Philips will guarantee the availability of the equipment and S&T will deliver until the end of 2001 and install by the end of 2002. Due to the complexity of the project, extensive training will be provided to the medical staff of the 160 hospitals in cooperation with the Romanian Society of Cardiology.

"We are pleased that our long work with the ministry of health in Romania has made the difference and we were selected for this challenging project. We provide an innovative solution, which integrates both highest quality medical products and information technology together with implementation and maintenance services throughout the country," says Karl Tantscher, CEO of S&T System Integration & Technology Distribution Group, Vienna.

"SIMED International has chosen Philips and S&T as partners for this comprehensive project because of their broad-based experience in the health care field, their position as a leading provider of healthcare management solutions and S&T's proven track record as a reliable and competent systems integrator", states Silviu Dan Tutoveanu, Counselor for SIMED Romania.

"We are extremely proud to be part of this challenging initiative and provide innovative products and services to help Romania move ahead in a changing care environment" said Dieter Hoffmann, Vice President of Philips Medical Systems, Cardiac and Monitoring Systems referring to S&T - Philips Medical partnership for the achievement of clinical excellence in the country.

About S&T:
S&T is a leading provider of system integration solutions in Central and Eastern Europe, offering customised IT solutions for customers in 14 countries.

S&T develops and implements IT solutions, offers consulting services with

regard to network solutions, trains users and administrators and operates a 24-hour help desk. S&T places special emphasis on specific, highly critical applications including back-up and emergency solutions as well as system recovery. S&T focuses on medium-sized and large enterprises, especially on telecommunication companies, banks, utilities, public authorities and health services.

Simed International is among the leading companies in its field offering complete packages of services for health care providers all over the world, including design, financing, supervising construction and equipping of complete hospital projects. Customers include national governments, NGO's, world healthcare organizations - OMS, UNICEF, World Bank programs and private clinics worldwide.

Philips Medical Systems, www.medical.philips.com
Philips Medical Systems is a leading supplier of diagnostic imaging systems and related services worldwide, represented in more than 100 countries and employing 12,700 people. A worldwide network of research and development and sales and service organizations backs PMS' products. The acquisition of Agilent HSG will enable Philips Medical Systems to extend its scope considerably and to enter into new high-growth segments, including automatic external defibrillators (AEDs) and home care technology, enabling remote diagnostics.

For further information please contact:

Karl Tantscher
Chief Executive Officer
karl.tantscher@snt.co.at

Beate Pichler
Corporate Communications
beate.pichler@snt.co.at

S & T SYSTEM INTEGRATION & TECHNOLOGY DISTRIBUTION AG
Gunoldstrasse 16
1190 Vienna, Austria
Tel: +43 1 367 80 88 0
Fax: +43 1 367 80 88 99
E-mail: snt@snt.co.at

PUBLICO Public Relations & Lobbying
Mag. Claudia Müller-Stralz
Neulinggasse 37
1030 Vienna, Austria
Tel: + 43-1-71786-107
Fax: +43-1-71786-60



02 JAN 16 AM 8:07

SEP 24 2001 7:57AM

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NASDAQ EUROPE NEWS ARTICLE

S&T System Integration and Technology Distribution : S&T Slovenia Acquires Software Company Aster

Vienna, September 24, 2001

Further strengthening of core competences in high end system integration S&T, through its Slovenian subsidiary, has acquired 100 percent of Aster d.o.o., a Slovenian software development and implementation company. With this latest acquisition, S&T adds to its system integration capabilities specific software products and know-how in the areas of Geographical Information Systems (GIS), logistic systems for retail and wholesale and banking systems.

Aster brings a vast experience in software integration for local and foreign customers. Together with already existing solutions for mission critical systems, enterprise resource planning, customer relationship management, data warehousing and e-business, S&T becomes now a significant software- and hardware system integrator.

Aster had revenues of EUR 4.5 million in 2000, first half 2001 showed a revenue growth of 26% over first half 2000. More than 60% of Aster's revenues come from IT services. Aster employs 73 people.

Since 1989 Aster has been working for local and international clients, developing software and offering end-to-end application, system and networking support. A rich set of developed software and services includes solutions used in retail, financial industry, warehousing, logistics, banking and stock markets. Aster also develops geographical information systems, industrial simulations and is active in the field of data warehousing. All software and service solutions are built on international standards and have been successfully implemented in Slovenia and other countries.

S&T is a leading provider of system integration solutions in Central and Eastern Europe, offering customised IT solutions in 14 countries. S&T places special emphasis on specific, mission critical applications including back-up and disaster recovery solutions. S&T focuses on medium and large enterprises, especially in telecommunication, banking, utilities, manufacturing and health services.

For further information please contact:

Karl Tantscher
Chief Executive Officer
karl.tantscher@snt.co.at

Beate Pichler
Corporate Communications
beate.pichler@snt.co.at

S & T SYSTEM INTEGRATION & TECHNOLOGY DISTRIBUTION AG
Gunoldstrasse 16
1190 Vienna, Austria
Tel: +43 1 367 80 88 0, Fax: +43 1 367 80 88 99
snt@snt.co.at
www.snt.at



SEP 10 2001 8:02AM

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NASDAQ EUROPE NEWS ARTICLE

S&T Int. & Tech. Di S&T Slovenia sells HPC to Avtotehn

10 September, 2001.

S&T Slovenia sells hardware distribution company HPC to Avtotehna-Group

Increased focus on core business system integration and IT-services

S&T Slovenia, Hermes Plus Inc., announces that it sold its computer hardware distribution business company HPC to Repro, an Avtotehna associate for an undisclosed price. The computer hardware specialist HPC assembles desktops and laptops for the Slovenian market, achieving sales revenues of 14.6 million EURO with 18 employees in 2000, and acts as distribution company for manufacturers such as HP and for their own brands in the notebook and PC-sector. Selling HPC, S&T continues the strategy to focus exclusively on its core business segments system integrations and IT-services. "We want to concentrate on the core business system integration and solutions in the IT-world, where our highly skilled teams can provide an added value to our customers. The sale of HPC completed our strategy and we are pleased that HPC will further develop under the ownership of Avtothena's Repro.", says Klavdij Godnic, president of Hermes Plus, Inc., fully owned by S&T System Integration & Technology Distribution Group, Vienna.

Repro, the new owner of HPC, will integrate HPC into it's existing services and products, completely maintaining the representative programs and production

lines of HPC. Repro finds perfect synergies with HPC and plays an active role in the computer market concentration process.

S&T Slovenia and Avtotehna plan further mutual partnerships that strengthen their market positions.

About S&T/www.snt.at
S&T is a leading provider of system integration solutions in Central and Eastern Europe, offering customised IT solutions for customers in 14 countries.

S&T develops and implements IT solutions, offers consulting services with regard to network solutions, trains users and administrators and operates a 24-hour help desk. S&T places special emphasis on specific, highly critical applications including back-up and emergency solutions as well as system recovery. S&T focuses on medium-sized and large enterprises, especially on telecommunication companies, banks, utilities, public authorities and health services.

For further information please contact:

Karl Tantscher
Chief Executive Officer
karl.tantscher@snt.co.at

Beate Pichler
Corporate Communications
beate.pichler@snt.co.at

S & T SYSTEM INTEGRATION & TECHNOLOGY DISTRIBUTION AG
Gunoldstrasse 16
1190 Vienna, Austria
Tel: +43 1 367 80 88 0, Fax: +43 1 367 80 88 99
E-mail: snt@snt.co.at



JUL 23 2001 8:12AM

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NASDAQ EUROPE NEWS ARTICLE

S&T System Integration and Technology Distribution Reports on Second Quarter and First Halft Results

Vienna, Austria, July 23rd, 2001

The main impact on the Q2 results came from the provision for receivables from Bank Ukraine (in liquidation), as reported earlier.

Despite this incident, the results reflect positively many of S&T's strategic goals such as strengthening of the core Information Technology Solutions business (revenue up by 65% during first half of 2001) and Customer Support Organisation (revenue up by 82% in the first half) and keeping gross margins up through a shift in the product and service portfolio.

Even after the disposal of two business units as the end of 2000, overall growth in sales in the first half of 2001 was 30%.

1. Results from operations for April-June 30, 2001 and 2000 (both consolidated, unaudited, IAS), in EUR 1,000

Sales	2001	2000	+/-%
Information Technology Solutions (ITS)	21,261	15,104	+ 41%
Customer Support Organisation (CSO)	5,752	3,039	+ 89%
Medical Systems (MED)	2,051	2,759	- 26%
Information Technology Distribution (ITD)	4,566	4,794	- 5%
Electronic Test and Measurement Systems (TMO) and Chemical Analysis Systems (CA)		3,073	
Total sales	33,630	28,769	+ 17%

ITS' revenue was EUR 21.261 million in Q2 of 2001 compared to EUR 15.104 million in Q2 of 2000 - and increase of 41%, mostly from acquisitions.

CSO's revenue was EUR 5.752 million in the second quarter of 2001 compared to EUR 3.039 million in the second quarter of 2000. This growth of 89% resulted from S&T's efforts to strengthen its portfolio of value added services.

MED's revenue showed a decrease in Q2 2001. Revenue was EUR 2.051 million compared to EUR 2.759 million in the same period of 2000 after a significant increase in Q1. This decrease of 26% was mainly caused by the ""project type"" of S&T's Medical business which may result in significant variation of quarterly sales. However the first half year 2001 and 2000 show exactly the same revenues from MED sales.

ITD's revenue in Q2 2001 was EUR 4.566 million compared to EUR 4.794 million in Q2 2000. This decrease is a consequence of S&T's strategy of avoiding low margin box moving.

As announced earlier the business units Electronic Test and Measurement Systems (TMO) and Chemical Analysis Systems (CA) have been disposed of per end of 2000 and will not contribute to 2001 results.

CONSOLIDATED INCOME STATEMENT for the three months periods ending June 30
(both consolidated, unaudited, IAS), in EUR 1,000,

	2001	2000	+/-%
Total sales revenue	33,630	28,769	+ 17%
Other income	189	413	- 54%
Total revenue	33,819	29,182	+ 16%
Merchandise, spare parts and purchased services	(24,741)	(21,082)	+ 17%
Staff	(4,650)	(3,473)	+ 34%
Provision for Bank Ukraine receivables	(1,063)		
Other operating expenses	(3,221)	(3,201)	+ 1%
EBITDA	144	1,426	- 90%
Depreciation and amortisation expenses	(501)	(499)	0%
Amortisation of goodwill	(460)	(305)	+ 51%
EBIT	(817)	622	

The other income consists mainly of forwarded expenses, release of unused provisions and gains from disposal of assets.

Cost of merchandise, spare parts and purchased services were EUR 24.741 million (resulting in a gross margin of 26.4% of sales) compared to EUR 21.082 million (a margin of 26.7% of sales). The average gross margin in the first half of 2001 is 26.3% compared to 26.1% in 1-6/2000.

Staff costs totalled EUR 4.65 million in Q2 of 2001 compared to EUR 3.473 million in Q2 of 2000. The increase of 34% resulted from an increased number of employees and from increased wages. The total number of employees rose from 581 on June 30, 2000 to 745 on June 30, 2001 as a result of acquisitions (InNet, Neos).

Q2 was significantly impacted by the provision for a receivable from Bank Ukraine as was announced earlier.

Other operating expenses were EUR 3.221 million in Q2 of 2001 compared to EUR 3.201 million in Q2 of 2000. Considering the enlarged base, this minor increase reflects on S&T's efforts to contain costs.

Despite the large one-time provision to be offset against a three-month reporting period, EBITDA was still positive.

Depreciation and amortisation costs increased marginally to EUR 501,000 for Q2 2001 despite a larger operating base.

The amortisation of goodwill arising from acquisitions increased from EUR 305,000 in Q2 2000 to EUR 460,000. This increase of 51% reflected the acquisitions of NEOS and InNET.

Earnings before interest and tax (EBIT) were down by EUR 817,000 in the second quarter 2001, compared to a profit of EUR 622,000 in the second quarter of 2000.

2. Results of the S&T group for the first half year of 2001

S&T shows growth in revenue of 29% of the first half of 2001 compared to the first half year 2000.

INCOME STATEMENT in EUR 1,000 for the six months period ending June 30

(both consolidated, unaudited, IAS), in EUR 1,000

	2001	2000	
Information Technology Solutions (ITS)	41,204	24,979	+ 65%
Customer Support Organisation (CSO)	10,302	5,675	+ 82%
Medical Systems (MED)	4,498	4,498	0%
Information Technology Distribution (ITD)	9,732	10,687	- 9%
Electronic Test and Measurement Systems (TMO) and Chemical Analysis Systems (CA)		4,899	
Total sales revenue	65,736	50,738	+ 30%
Other income	915	962	- 5%
Total revenue	66,651	51,700	+ 29%
Merchandise, spare parts and purchased services	(48,472)	(37,458)	+ 29%
Staff	(8,982)	(6,456)	+ 39%
Provision for Bank Ukraine receivables	(1,063)		
Other operating expenses	(5,955)	(5,516)	+ 8%
EBITDA	2,179	2,270	- 4%
Depreciation and amortisation expenses	(997)	(938)	+ 6%
Amortisation of goodwill	(958)	(397)	+141%
EBIT	224	935	- 76%

3. Outlook

Management expects results for Q3 and Q4 of 2001 to lead to the forecast annual revenue of EUR 150 million. However, we lower our guidance on EBIT for the full year to EUR 5.5 million due to the provision for Bank Ukraine and a possible impact from the prolonged cautiousness of investors, which might limit foreign direct investments into Central- and Eastern Europe (CEE).

On the other hand, we see significant opportunities ahead and will continue with our expansion policy, which potentially includes selective acquisitions in the stronger markets of CEE.

The ongoing integration of acquired companies is leading to productivity gains, such that operating expenses, including staff expenses will decrease as a percentage of revenues, resulting in improved profitability.

****
* S&T's management is available for a conference call today *
* July 23, 2001 at 4.00 p.m. Central European time, *
* UK: 3.00 p.m., US: 10.00 a.m. East time *
* Dial: +44 (0)20 8288 4700; Password: ""S&T""; chairman: Mr. Karl Tantscher *
****

With total annual revenue expected to surpass EUR 150 million in 2001 and 745 employees as of June 30, 2001, S&T operates subsidiaries in Poland, Russia, Hungary, Czech Republic, Slovakia, Slovenia, Croatia, Romania, Bulgaria, Ukraine, Macedonia, Moldova, Bosnia-Herzegovina and Yugoslavia.

S&T System Integration & Technology Distribution AG is listed on NASDAQ Europe (Reuters: SNTS.ED, Bloomberg: SNTS ES) and on NEWEX (SYA).

For more information on S&T, please contact:

Mr. Karl Tantscher
Chief Executive Officer

Mr. Martin Bergler
Chief Financial Officer

e-mail: karl.tantscher@snt.co.at e-mail: martin.bergler@snt.co.at

S&T SYSTEM INTEGRATION & TECHNOLOGY DISTRIBUTION AG
Gunoldstrasse 16
A-1190 Vienna, Austria

Tel: +43 (0)1 367 80 880
Fax: +43 (0)1 367 80 88 99
e-mail: snt@snt.co.at

This information is also available on S&T's web-site: www.snt.at



JUL 18 2001 9:30AM

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NASDAQ EUROPE NEWS ARTICLE

S&T System Integration and Technology Distribution - Resumption of Trading

July 18, 2001

Resumption of Trading - S&T Integration and Technology Distribution AG

Trading in the financial instruments of S&T Integration and Technology Distribution AG resumed on Nasdaq Europe at 09:30 Central European Time on July 18, 2001.

Nasdaq Europe



JUL 18 2001 9:13AM

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S&T System Integration and Technology Distribution - Notice of Trade Halt

July 18, 2001

Trade Halt - S&T Integration and Technology Distribution AG

The financial instruments of S&T Integration and Technology Distribution AG were trade halted on Nasdaq Europe at 08:51 Central European Time on July 18, 2001, for news pending.

Nasdaq Europe



JUL 18 2001 8:55AM

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NASDAQ EUROPE NEWS ARTICLE

S&T System Integration and Technology Distribution Will Report Negative EBIT in Q2 due to Expected Impact From Liquidation Bank Ukraine

Vienna, July 17, 2001.

According to information from the European Bank for Reconstruction and Development (EBRD), the National Bank of Ukraine is reported to have decided on 16.7.2001 to start liquidation of Bank Ukraine, one of the top 8 banks in Ukraine. Although S&T has no confirmation of such liquidation from the National Bank of Ukraine, as a precaution, S&T - being familiar with the market as well as the present banking situation in Ukraine - has as of today, to assume that this information is correct.

Under a contract concluded in November 1999, S&T delivered IT equipment in the value of approx. EUR 2.2 million, of which EUR 1.1 million were paid in agreed instalments.

Consequently, S&T will make provisions for the full open balance of EURO 1.1 million in its financial statements for Q2 of 2001. This will turn the EBIT for Q2 negative; however EBIT for the first six months period of FY 2001 will remain positive.

Financial results will be reported in the Q2 announcement scheduled to be published on July 23, 2001 prior to the opening of the markets.

With total annual revenues expected to surpass EUR 150 million in 2001 and 745 employees as per June 30, 2001, S&T operates subsidiaries in Poland, Russia, Hungary, Czech Republic, Slovakia, Slovenia, Croatia, Romania, Bulgaria, Ukraine, Macedonia, Moldova, Bosnia-Herzegovina and Yugoslavia.

S&T System Integration & Technology Distribution AG is listed on NASDAQ Europe (Reuters: SNTS.ED, Bloomberg: SNTS ES) and on NEWEX (SYA).

For more information on S&T, please contact:

Mr. Karl Tantscher
Chief Executive Officer
e-mail: karl.tantscher@snt.co.at

Mr. Martin Bergler
Chief Financial Officer
e-mail: martin.bergler@snt.co.at

S&T SYSTEM INTEGRATION & TECHNOLOGY DISTRIBUTION AG
Gunoldstrasse 16
1190 Vienna, Austria

Tel: +43-1-367 80 88-0
Fax: +43-1-367 80 88-99
e-mail: snt@snt.co.at
www.snt.at



JUL 2 2001 8:05AM

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NASDAQ EUROPE NEWS ARTICLE

S&T System Integration

Vienna, 2 July, 2001. S&Ts Zagreb-based subsidiary has formed a new Business Solution Unit, to help the rapidly emerging business environment, accelerated by significant foreign direct investments, to implement complete business solutions based on SAP.

S&T, through its wholly owned subsidiary operating under the brand-name of Hermes-Plus, has been established in Croatia in 1992 and has since been implementing mission critical IT infrastructures to the most demanding customers such as Pliva, Vipnet, Croatian Telecom, Croatia Airlines, Croatian Health Insurance, Privredna banka, or Amex.

SAP has a vital interest in the fast growing market of Croatia and has, within a regional frame contract, authorized S&T to market, implement and support business solutions based on its products and support structures.

Bozidar Vidic, country manager of S&T Croatia: Our team of consultants and trainers will add experience and quality to SAP products that will help companies to master the changing business environment. We focus on creating optimal organisation and processes through SAP applications in logistics, accounting and controlling and our customers recognise us as a partner to rely on.

Karl Tantscher, CEO of S&T: Our subsidiary in Slovenia has many years of experience in providing full SAP solutions and services, including customisation. Building the new team in Croatia is just another step in expanding our capabilities into the region we serve. It is a building block towards our goal of becoming the region's leading provider of integrated systems in information technology.

About S&T
S&T helps businesses in Emerging Europe to improve their results by using information technology.

With total annual revenues expected to surpass EUR 150 million in 2001 and 785 employees as per July 2001, S&T operates subsidiaries in Poland, Russia, Hungary, Czech Republic, Slovakia, Slovenia, Croatia, Romania, Bulgaria, Ukraine, Macedonia, Moldova, Bosnia-Herzegovina and Yugoslavia.

S&T System Integration & Technology Distribution AG is listed on NASDAQ Europe (Reuters: SNTS.ED, Bloomberg: SNTS ES) and on NEWEX (SYA).

For more information on S&T please contact:
Mr. Karl Tantscher, Chief Executive Officer, karl.tantscher@snt.co.at


NASDAQ
EUROPE

JUN 28 2001 8:01AM

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NASDAQ EUROPE NEWS ARTICLE

S&T System Integration and Technology Distribution

Vienna, 28 June, 2001

Partner agreement brings the most scaleable enterprise storage range to Central and Eastern Europe

S&T, a leading System Integrator in Central and Eastern Europe and Hitachi Data Systems, a wholly owned subsidiary of Hitachi, Ltd. (NYSE: HIT) today announced that the companies have entered a strategic partnership to deliver the Hitachi Freedom StorageTM range in Central and Eastern Europe. This multi-platform enterprise storage product range includes the Lightning 9900TM series and its mid-range complement the Thunder 9200TM. This agreement also includes the all-new Hitachi Freedom NASTM, the latest addition to the Freedom Data Networks portfolio of network solutions. Through this partnership, S&T will bring Hitachi's technical excellence to customers in Central and Eastern Europe, enabling them to build highly available storage infrastructures.

A recent customer survey by FIND/SVP, a US market research company, has ranked Hitachi Data Systems as the best storage vendor. The comprehensive agreement between S&T International and Hitachi Data Systems also brings Hitachi Data Systems' acclaimed service and support to these geographies, ensuring the highest level of customer care available for information infrastructures.

""This agreement clearly positions S&T as a leader in providing highly reliable storage solutions to customers who depend on uninterrupted information access such as telecom providers, banks, utility or manufacturing companies. Together with our unparalleled support capabilities throughout Central and Eastern Europe, we are providing mission critical IT systems with an attractive price/performance ratio,"" says Karl Tantscher, CEO of S&T.

""This partnership is in direct response to the continued demand for our solutions and further amplifies Hitachi's commitment to our customer community in these territories"" comments John Ryden, General Manager, Hitachi Data Systems Austria, Central & Eastern Europe. ""Our customers demand the best technology to deliver highly reliable solutions that are capable of supporting multi-platform environments, and a choice of partner to do business with. As the fastest growing enterprise storage company, we listen to these needs and act effectively to address them.""

About S&T
S&T helps businesses in Emerging Europe to improve their results by using Information Technology.

With total annual revenues expected to surpass EUR 150 million in 2001 and 785 employees as per June 2001, S&T operates subsidiaries in Poland, Russia, Hungary, Czech Republic, Slovakia, Slovenia, Croatia, Romania, Bulgaria, Ukraine, Macedonia, Moldova, Bosnia-Herzegovina and Yugoslavia.

S&T System Integration & Technology Distribution AG is listed on NASDAQ Europe (Reuters: SNTS.ED, Bloomberg: SNTS ES) and on NEWEX (SYA).

For further information please contact:

Karl Tantscher
Chief Executive Officer S&T
karl.tantscher@snt.co.at
Tel: +43 1 367 80 88 0

Beate Pichler
Corporate Communications S&T
beate.pichler@snt.co.at
Tel: +43 1 367 80 88 0

About Hitachi Data Systems

Committed to helping customers exploit the value of information technology for success in the Internet economy, Hitachi Data Systems, a wholly-owned subsidiary of Hitachi, Ltd. (NYSE:HIT), is a leading provider of business solutions for the world's most information-intensive corporations. For further information on Hitachi Data Systems, access www.hds.com.

About Hitachi, Ltd.

Hitachi, Ltd., headquartered in Tokyo, Japan, is one of the world's leading global electronics companies, with fiscal 2000 (ended March 31, 2001) consolidated sales of 8,417 billion yen ($67.9 billion*) The company manufactures and markets a wide range of products, including computers, semiconductors, consumer products and power and industrial equipment. For more information on Hitachi, Ltd., please visit Hitachi's Web site at http://global.hitachi.com

* At an exchange rate of 124 yen to the dollar.

For further information please contact:

John Ryden
Hitachi Data Systems
Tel: 0043 1245 82 0
john.ryden@hds.com

TBWA\TELL
Cindy Nägeli-du Pont
Tel:0043 1 3160063
cindy.naegeli-dupont@tbwa-tell.com



JUN 6 2001 8:00AM

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NASDAQ EUROPE NEWS ARTICLE

S&T System Integration and Technology Distribution Wins Major Healthcare Project in Czech Republic

Vienna, June 6, 2001

Latest technology to improve healthcare in South Bohemia

S&T Czech Republic has won a contract valued more than EUR 600,000 to supply a leading Czech hospital with sophisticated medical equipment to improve intensive care in critical areas such as Anesthesia, Internal Medicine (Cardiology), Surgical Intensive Care, and for the Operating Theaters. The products include networked bedside monitors, surveillance and information center for diagnostic purposes, as well as cardiographs and defibrillators. S&T integrated products from Agilent Technologies, Draeger and Hamilton to provide a highly reliable, integrated solution which complies with the stringent requirements of the healthcare market standards.

"Our extensive services such as consulting, staff training and equipment maintenance were key to winning the project", said Ali Kunz, Regional Manager for Central Europe.

Delivery will take place in the second half of 2001.

About the Medical Facility
The Jindrichuv Hradec hospital in South Bohemia is one of the most advanced regional healthcare centers in the Czech Republic, providing services to some 13,000 patients per year in such critical fields as cardiology, surgery, neurology, intensive care, neonatal and pediatric care.

About S&T
S&T helps healthcare providers in Emerging Europe to improve their services by deploying and utilizing latest Information Technology in an efficient manner
.

With total annual revenues expected to surpass EUR 150 million in 2001 and 785 employees as per June 2001, S&T operates subsidiaries in Poland, Russia, Hungary, Czech Republic, Slovakia, Slovenia, Croatia, Romania, Bulgaria, Ukraine, Macedonia, Moldova, Bosnia-Herzegovina and Yugoslavia.

S&T System Integration & Technology Distribution AG is listed on NASDAQ Europe (Reuters: SNTS.ED, Bloomberg: SNTS ES) and on NEWEX (SYA).

For more information on S&T please contact:

Mr. Peter A. Kunz
Region General Manager
e-mail: ali.kunz@snt.co.at

Mrs. Beate Pichler
Corporate Communications
e-mail: beate.pichler@snt.co.at



MAY 17 2001 8:00AM

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NASDAQ EUROPE NEWS ARTICLE

S&T System Integration and Technology Distribution Strikes Deal with Russis's Supercomputer Center

Vienna/Moscow, 17 May 2001

Innovative data storage solution for research and science

The Russian Joint Supercomputer Center (JSC) - a state institution formed out of a co-operation of leading science, education and research institutes has chosen S&T to implement their next generation storage system.

The Joint Supercomputer Center (JSC) provides leading researchers with cutting edge computer services and information processing, including access to domestic and world databases, as well as research and development systems and application software for science and education.

S&T supplied consulting services in data storage systems technology and will deliver the first ever Network Appliance equipment to be installed in Russia. The solution ensures that the supercomputer has a peak performance of 170 Gigaflops. The solution is scalable up to 12 Terabyte (12 Million Megabyte) and guarantees 99.99% availability.

The equipment is to be delivered in the 2nd quarter of 2001. The contract is worth more than 500.000 USD.

"S&T offered a complex solution that satisfied the JSC requirements for the information system. The JSC is to become the core of consolidation of the federal, regional and problem-oriented centers and S&T is the ideal partner for this purpose," said Boris M. Shabanov, Deputy Director of the JSC.

The JSC is the country's most powerful supercomputer center in the field of science and education and has ten times the capacity of any commercial computer center in Russia.

The center services the Moscow Institute of Physics and Technology (MIPT), Moscow State Institute of Electronic Technology (MIET) and the Moscow Institute of Radio-techniques, Electronics and Automation (MIREA).

*********** S&T is IT in Emerging Europe*************

S&T helps businesses in Emerging Europe to improve their results by using Information Technology.

With total annual revenues expected to surpass EUR 150 million in 2001 and 785 employees as per May 2001, S&T operates subsidiaries in Poland, Russia, Hungary, Czech Republic, Slovakia, Slovenia, Croatia, Romania, Bulgaria, Ukraine, Macedonia, Moldova, Bosnia-Herzegovina and Yugoslavia.

S&T System Integration & Technology Distribution AG is listed on NASDAQ Europe (Reuters: SNTS.ED, Bloomberg: SNTS ES) and on NEWEX (SYA).

For more information on S&T please contact:

Mr. Karl Tantscher
Chief Executive Officer
e-mail: karl.tantscher@snt.co.at

Mrs. Beate Pichler
Corporate Communications
e-mail: beate.pichler@snt.co.at



APR 27 2001 4:41PM

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NASDAQ EUROPE NEWS ARTICLE

S&T System Integration and Technology Distribution - Karl Michael Millauer Joins S&T's Supervisory Board

Today, at the 10th Ordinary General Meeting, Mr. Karl Michael Millauer was elected member of S&T`s Supervisory Board. Mr. Millauer, 42, is Member of the Management Board of BWT AG responsible for the business area ""Aqua Systems Technologies"". In his last position, on the Management Board of WOLFORD AG, Mr. Millauer was responsible for the development of overseas markets and he plaid a leading role in the company's IPO and subsequent Investor Relations activities.

Further members of S&T's Supervisory Boards are Mr. Wilhelm Hendricks, Mr. Franz Hörhager, Mr. Peter Kohl (chairman) and Mr. Reinhard Moser.

*********** S&T is IT in Emerging Europe*************

S&T helps businesses in Emerging Europe to improve their results by using Information Technology.

With total annual revenues expected to surpass EUR 150 million in 2001 and 785 employees as per April 2001, S&T operates subsidiaries in Poland, Russia, Hungary, Czech Republic, Slovakia, Slovenia, Croatia, Romania, Bulgaria, Ukraine, Macedonia, Moldova, Bosnia-Herzegovina and Yugoslavia.

S&T System Integration & Technology Distribution AG is listed on NASDAQ Europe (Reuters: SNTS.ED, Bloomberg: SNTS ES) and on NEWEX (SYA).

For more information on S&T please contact:

Mr. Karl Tantscher
Chief Executive Officer
e-mail: karl.tantscher@snt.co.at

Mr. Martin Bergler
Chief Financial Officer
e-mail: martin.bergler@snt.co.at



APR 26 2001 8:30AM

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NASDAQ EUROPE NEWS ARTICLE

S&T Acquires Netway Computer Systems in Romania to Enhance its System Integration and Software Development Capabilities

On April 26, 2001, S&T System Integration & Technology Distribution AG signed a share purchase agreement to acquire 100% of Netway Computer Systems SRL, a young and dynamic system integration and software development company located in Bucharest, Romania. This acquisition will strengthen S&T's strategy in its core business - Information Technology Solutions - and will accelerate S&T's focus on providing clients with fully-integrated solutions from business strategy to IT implementation services.

Under the terms of this purchase agreement, S&T Romania, the 100% owned subsidiary of S&T AG, will merge with Netway Computer Systems SRL and will become an even more important system integrator and professional services company in Romania, with a local team of about 80 highly skilled specialists and a significant portfolio of projects.

Founded in 2000, Netway Computers Systems has more than 30 clients in the government and utilities sector and a reliable and professional partner network in the country. It is ISO 9001 certified and provides clients with complete solutions including project management, software development and customization. Additionally, it offers the Center of Competence for Project Management, a forum to exchange best practices around project management.

""This acquisition will expand our business capabilities so we can address increasing market demands for integrated solutions and IT professional services,"" says Karl Tantscher, CEO of S&T AG. ""Netway Computer Systems has a very capable team of Software developers and project managers, which will contribute to complex international projects.

Dr. Dan Roman, who has been appointed General Manager Region South, which includes Romania, Greece, Turkey and Cyprus and Managing Director of S&T Romania, says: I am confident that together with such a strong and professional team we can succeed in shaping the new face of S&T in this area and we will accelerate our growth.

Bogdan Cocora, who has successfully managed S&T Romania for more than two years, has been promoted to International Business Unit Manager for IT Systems, being responsible for the business development in the S&T Group regarding networking, storage and server products.

*********** S&T is IT in Emerging Europe************

S&T helps businesses in Emerging Europe to improve their results by using Information Technology. With total annual revenues expected to surpass EUR 150 million in 2001 and 745 employees as per April 2001, S&T operates subsidiaries in Poland, Russia, Hungary, Czech Republic, Slovakia, Slovenia, Croatia, Romania, Bulgaria, Ukraine, Macedonia, Moldova,

Bosnia-Herzegovina and Yugoslavia.
S&T System Integration & Technology Distribution AG is listed on NASDAQ Europe (Reuters: SNTS.ED, Bloomberg: SNTS ES) and on NEWEX (SYA).

For more information on S&T, please contact:

Mr. Karl Tantscher
Chief Executive Officer
e-mail: karl.tantscher@snt.co.at

Mr. Martin Bergler
Chief Financial Officer
e-mail:martin.bergler@snt.co.at



APR 18 2001 8:00AM

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NASDAQ EUROPE NEWS ARTICLE

S&T Reports Results for the First Quarter of 2001

Vienna, April 18, 2001

S&T reports results for the first quarter of 2001

Revenue growth 46% - EBITDA growth 141%

Due to a strong increase in the core business - Information Technology Solutions (ITS) grew by 102% over Q1 2000 - S&T is reporting another strong growth quarter.

Customer Support Organization (CSO), providing high end services for mission critical IT solutions benefited from ongoing increase of the installed base and increased by 73%.

Medical Systems (MSY) grew by 41% which is in line with the overall growth.

Information Technology Distribution (ITD) decreased by 12%. This was anticipated, as S&T's executes a strategy to refuse low margin business.

Electronic Test and Measurement Systems (TMO) and Chemical Analysis (CA) were spun off in 2000 and consequently show no contribution any more.

CONSOLIDATED INCOME STATEMENT for the three months periods January 1 to March 31, 2001 and 2000 (consolidated, unaudited) in EUR 1,000

Sales	2001	2000	+/- %
Information Technology Solutions (ITS)	19,943	9,875	102%
Customer Support Organization (CSO)	4,550	2,636	73%
Medical Systems (MSY)	2,447	1,739	41%
Information Technology Distribution (ITD)	5,166	5,893	-12%
Electronic Test and Measurement Systems (TMO) and Chemical Analysis (CA)	0	1,826	
Total sales	32,106	21,969	46%
Other Income	726	549	32%
Total Revenues	32,832	22,518	46%
Merchandise, spare parts and purchased services	(23,731)	(16,376)	45%
Staff costs	(4,332)	(2,983)	45%
Other operating expenses	(2,734)	(2,315)	18%
Total operating expenses before DA	(30,797)	(21,674)	42%
EBITDA	2,035	844	141%
Depreciation and amortization	(496)	(439)	13%
Amortization of goodwill	(498)	(92)	441%

Profit from operation (EBIT)	1,041	313	233%

The gross margin of 27.7% is well above full year gross margin in 2000 (25.6%) and slightly above adjusted gross margin for Q1 2000 (27.3%).

Staff expenses grew in line with revenues; the number of employees as of March 31, 2001 is 745, compared to 514 employees as of March 31, 2000.

Operating expenses grew by 18%, which indicates savings and use of synergies.

EBITDA grew by 141%, which is attributable to improved revenues and gross margins as well as reduced operating expenses due to careful restructuring and utilization of cross-border synergies.

Despite the significant increase of amortization charges for goodwill (as a result of the successful acquisitions), profit from operations increased by 233% and ended up with 3.2% of revenues in Q1 2001, compared to 1.4% in Q1 2000.

With effect of January 2001 INNET - a network company in Hungary - and NEOS a.s. - a System Integration and IT service company in Czech Republic - have been acquired and first time consolidated. Organic growth was 24%.

S&T will file the full reporting package including full Profit and Loss statement, Balance Sheet and related Cash Flow table in compliance with NASDAQ - Europe rules until May 30, 2001. This information will also be available on S&T's website: www.snt.at

Outlook:

S&T's management expects further growth in its core business: mission critical IT infrastructure and related services due to increased demand from foreign direct investments and improved local economies.

Based on the present economic climate and taking Q1 as an indication, we believe that we are well on track to achieve our plan to exceed total revenues of EUR 150 million in FY 2001.

EBITDA is expected for fiscal year 2001 to exceed EUR 10 million, 20% of this is already achieved.

S&T's General Assembly 2001:

The General Assembly is scheduled for April 27, 2001, 4:00 p.m. at Ana Grand Hotel, Kärntner Ring, 1010 Vienna, Austria. See our related announcement and information on our website.

Annual Report 2000:

The Annual report 2000 is available on our website www.snt.at where you also can place a request for a hardcopy.

*********** S&T is IT in Emerging Europe*************

S&T helps businesses in emerging Europe to improve their results by using Information Technology.

With total annual revenues expected to surpass EUR 150 million in 2001 and 745 employees as per March 2001, S&T operates subsidiaries in Poland, Russia, Hungary, Czech Republic, Slovakia, Slovenia, Croatia, Romania, Bulgaria, Ukraine, Macedonia, Moldova, Bosnia-Herzegovina and Yugoslavia.

S&T System Integration & Technology Distribution AG is listed on NASDAQ Europe (Reuters: SNTS.ED, Bloomberg: SNTS ES) and on NEWEX (SYA).

For more information on S&T, please contact:

Mr. Karl Tantscher
Chief Executive Officer
e-mail: karl.tantscher@snt.co.at

Mr. Martin Bergler
Chief Financial Officer
e-mail: martin.bergler@snt.co.at

S&T SYSTEM INTEGRATION & TECHNOLOGY DISTRIBUTION AG
Gunoldstrasse 16
1190 Vienna, Austria

Tel: +43-1-367 80 88-0
Fax: +43-1-367 80 88-99
e-mail: snt@snt.co.at

This information is available on S&T's Web site: www.snt.at



APR 12 2001 8:00AM

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S&T System Integration and Technology Distribution Wins Major Contract for Telekom Serbia AD

First significant project after the sanctions

April, 12, 2001 - S&T Yugoslavia has won a major contract with Telekom Serbia AD, the national telecommunication operator.

Under the terms of the contract, S&T will provide a range of servers and peripherals, based on products from Hewlett-Packard as well as related services. The approximate value of this deal is EUR 500 000.

Telecom Serbia will use the equipment for the development of their own applications, based on Software-technology from Oracle, for inter-enterprise collaboration and inter-operability, which supports a company's ability to create an agile business software environment that enables fast responses to new business demands. These applications should fully integrate Telekom Serbia's operational business processes, from finance, human resources, and accounting data, as well as customers' and business partners' data, which have to be properly maintained and secured.

""Winning this deal clearly shows that the decision to continue operations of S&T Yugoslavia, even under full compliance to the sanctions, was the right one. It is also an encouraging and promising sign of the market potential and future business development in the region"", said Predrag Vranes, Managing Director of S&T Yugoslavia.

Telekom Serbia, the national telecommunication operator, consists of 16 divisions with 13 regional centers and more than 13.000 employees. Its operations include all telecommunications services inside and outside the Republic of Serbia, other fixed voice services, data, telematic and value added services, including ISDN, intelligent networks, fixed satellite services, DECT related fixed services, internet, multimedia, mobile telephony, design and construction of all telecommunications facilities.

*********** S&T is IT in emerging Europe************

S&T helps businesses in emerging Europe to improve their results by using Information Technology.

With total annual revenues expected to surpass EUR 150 million in 2001 and 750 employees as per March 2001, S&T operates subsidiaries in Poland, Russia, Hungary, Czech Republic, Slovakia, Slovenia, Croatia, Romania, Bulgaria, Ukraine, Macedonia, Moldova, Bosnia-Herzegovina and Yugoslavia.

S&T System Integration & Technology Distribution AG is listed on NASDAQ Europe (Reuters: SNTS.ED, Bloomberg: SNTS

ES) and on NEWEX (SYA).

*********** S&T is IT in Emerging Europe*************

For further information please contact:

Karl Tantscher	Beate Pichler
Chief Executive Officer	Corporate Communications
karl.tantscher@snt.co.at	beate.pichler@snt.co.at

S & T SYSTEM INTEGRATION & TECHNOLOGY DISTRIBUTION AG
Gunoldstrasse 16
1190 Vienna, Austria
Tel: +43 1 367 80 88 0
Fax: +43 1 367 80 88 99
E-mail: snt@snt.co.at



APR 6 2001 1:39PM

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NASDAQ EUROPE NEWS ARTICLE

Invitation to the Ordinary General Meeting of S & T System Integration & Technology Distribution AG on 27 April 2001 at 16.00 at ANA Grandhotel, 1010 Wien, Kärntner Ring 9

Agenda:

1. Presentation of the approved annual financial statements for the fiscal year 2000 including the director's report and the report of the Supervisory Board on the fiscal year 2000.

2. Resolution on the distribution of profits.

3. Resolution on the formal approval of the actions of the Management Board and Supervisory Board for the fiscal year 2000.

4. Appointment of the financial auditors of the Company and the Company Group for the fiscal year 2001.

5. Resolution on the remuneration for the members of the Supervisory Board for the fiscal year 2000 including the granting of options for shares of the Company.

6. Appointments to the Supervisory Board.

7. Resolution on the formal revocation of the authorization of the Management Board, granted in the General Meeting held on 27 April 2000 and supplementary to the Shareholder Resolution dated 30 April 1999, to increase, within a maximum period of five years within registration of this Shareholder Resolution with the commercial register, the nominal share capital of the Company by Euro 1,635,138.77 (this means taking into account the authorized capital) up to a total amount of Euro 4,905,416.13 by issuing in the aggregate up to 1,575,000 non-par value bearer shares in one or more tranches at a minimum issue price of 100 %, insofar this authorized capital has not been exercised at the time of the General Meeting on 27 April 2001; and resolution on the necessary amendment to the Articles of Association in Sec. 5 subpara 3.

   and

   Resolution on the authorization of the Management Board, to increase, within a maximum period of five years within registration of this Shareholder Resolution with the commercial register, the nominal share capital of the Company by the maximum amount legally permissible at the time of the General Meeting (ie eventually on the basis of a capital increase out of authorized capital registered with the commercial register before the General Meeting) by issuing non-par value bearer shares in one or more tranches at a minimum issue price of 100 % against cash or contribution in kind also under partial exclusion of statutory subscription rights of shareholders, and to determine the issue price and the conditions of issue in accordance with the Supervisory Board; authorization of the Supervisory Board to resolve on amendments of the Articles of Association resulting from the issue of the authorized nominal share capital; and resolution on the necessary amendment to the Articles of Association in Sec. 5 subpara 3.

8. Resolution on the authorization of the Management Board to buy back own shares of the Company pursuant to Sec. 65 subpara 1.9 Austrian Act on

Joint Stock Corporations (Aktiengesetz).

Admitted to the General Meeting are shareholders who have,until 23 April 2001, deposited their shares with an Austrian notary public or with the main office of a domestic credit institution during ordinary business hours and who leave the shares with such depository until the end of the General Meeting. The depositories have to submit the depository receipts to the Company until 24 April 2001 the latest (via fax in advance to 0043-1-367 8088 99).

In case the shares are deposited with a foreign bank such bank shall, upon request of the shareholder, as of 23. April 2001 until the end of the General Meeting hold the shares at the disposal of BANK AUSTRIA AG and leave the shares there until the end of the General Meeting. Foreign banks are requested to submit a confirmation on the above, naming the depositor to BANK AUSTRIA AG (via fax in advance to BANK AUSTRIA AG +43-1-3176071) until 24 April 2001 (for questions call BANK AUSTRIA AG under Tel. 0043-1-71191 58325).

Vienna, April 2001

The Management Board

Procedure to be followed by foreign investors:

Shareholders wishing to attend the General Meeting must obtain a voting certificate to be issued by Bank Austria. For this purpose, the foreign bank must supply the following information to Bank Austria: name of the shareholder and of the person to whom the voting certificate is to be made out, place of residence of the shareholder and indication whether the shares are held in the own name or in the name of a third party. The voting certificate may be sent either to the foreign bank or directly to the shareholder or, in case of insufficient time, to the company to be held at the shareholder's disposal.

*********** S&T is IT in Emerging Europe*************

S&T helps Businesses in Emerging Europe to improve their results by using Information Technology.

With total annual revenues expected to surpass EUR 150 million in 2001 and 750 employees as per March 2001, S&T operates subsidiaries in Poland, Russia, Hungary, Czech Republic, Slovakia, Slovenia, Croatia, Romania, Bulgaria, Ukraine, Macedonia, Moldova, Bosnia-Herzegovina and Yugoslavia.



MAR 26 2001 8:36AM

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NASDAQ EUROPE NEWS ARTICLE

S&T Reports Fourth Quarter and Full Year 2000 Results -Return to Profitability and Doubling Sales

Vienna, Austria, March 26, 2001. In fiscal year 2000, S&T was able to turn profitable (EBIT EUR 3.3 million), while at the same time doubling sales (105% year-on-year growth). S&T's organic growth in this period amounted to 32%.

S&T continued its strategy to enhance growth by selective acquisitions of companies adding to S&T's core competencies in the key markets of Poland, Czech Republic and Hungary.

To focus further on core competencies, S&T sold the two smallest business units Electronic Test and Measurement (TMO) and Chemical Analysis (CA) before the end of 2000.

1) Fourth Quarter 2000

Traditionally the fourth quarter is the strongest in S&T's fiscal year due to year-end driven investments in Central- and Eastern Europe. Sales in Q4 were EUR 38.88 million representing 34% of full year sales.

The growth in sales was 59% over Q4 1999. The gross margin in Q4 improved slightly compared to the previous year. The positive trend resulted in an EBITDA margin of 6% of revenues, compared to a negative EBITDA of 1.1 % in Q4 1999. Depreciation and amortisation increased mainly due to increased non current assets from recent acquisitions.

The profit from operations (EBIT) for Q4 ended up with 4.2% of revenues compared to a loss in Q4 of the previous year.

All Figures in EUR million for the three months periods ending December 31st

Sales	2000	1999	+/-%
Information Technology Solutions (ITS)	24.209	10.485	131%
Customer Support Organisation (CSO)	2.923	3.202	-9%
Medical Diagnosis and Monitoring Systems (MED)	3.441	2.006	72%
Information Technology Distribution (ITD)	7.237	6.003	21%
Electronic Test and Measurement Systems (TMO) and Chemical Analysis (CA)	1.076	2.784	-61%
Total sales	38.886	24.480	59%
Other operating income	1.526	0.734	108%
Total Revenues	40.412	25.214	60%
Merchandise, spare parts and purchased services	(31.250)	(19.878)	57%
Staff costs	(4.170)	(2.876)	45%
Other operating expenses	(2.435)	(2.738)	-11%
Total operating expenses before DA	(37.855)	(25.492)	49%
EBITDA	2.557	(0.278)	

Total depreciation and amortisation	(0.716)	(0.524)
Profit from Operations / EBIT	1.841	(0.802)

2) Fiscal Year 2000

Sales in Information Technology Solutions (ITS) grew by 135%. This significant growth is a result of S&T's focus on its core business: the design, implementation and support of mission critical IT-infrastructure solutions.

The sales in the Customer Support Organization (CSO) grew by 41%. The revenues in this Business Unit develop typically with a certain time lag to ITS sales following the increase in installed base.

Sales Medical Diagnosis and Monitoring Systems (MED) grew in line with total growth of the company 94%.

Information Technology Distribution (ITD) sales developed similar to sales in ITS. However, this business is affected by margin pressure and will be run with a special focus on margin and value added in 2001.

Sales in Chemical Analysis (CA) and Test- & Measurement Systems (TMO) grew only by 23% and lost relative importance for the S&T group. The spin off of these businesses was completed per end of 2000. The proceeds are roughly covering the related transition costs.

The other income comprises mainly from sale of fixed assets.

The total revenues grew by 105% compared to 1999. With effect of Q2, S&T acquired Soft-Tronik, Ukraine, and with effect as of Q3 S&T acquired Largo Systems, Poland.

Although the gross margin increased in 2000 versus 1999, it was partly offset by increased FX expenses.

Increased productivity is shown by smaller staff- and other operating expenses as percentage of the achieved revenues. The number of employees within the S&T group increased from 472 per 12/1999 to 599 by the end of 2000 (+ 27%).

The EBITDA margin in per cent of total revenues ended up with 5.3 % which is a major improvement comparing to the negative EBITDA in 1999.

The increase in depreciation and amortisation expenses resulted mainly from amortisation of goodwill of EUR 1.018 million in 2000 compared to EUR 0.193 million in 1999.

The net interest expenses result from gradually decreasing income from deposits resulting from the IPO proceeds (which were invested during 1999/2000 in the acquisitions and related working capital) and the interest expenses for loans.

The net foreign exchange losses in 2000 are EUR 1.063 million compared to a gain of EUR 0.07 million in 1999. This is a result of the groups exposure in USD, the high volatility of the USD during the year and the snapshot valuation by year end 2000 with a relative high EUR/USD exchange rate compared to the periods before and after the closing.

The profit before tax in 2000 is EUR 1.337 million compared to a loss of EUR 1.7 million in 1999. The earnings per share suffer from a relatively high tax rate caused by the non tax-deductible charge for amortisation of goodwill resulting from this year's acquisitions.

All Figures in EUR million for the twelve months periods ending December 31st
Consolidated, audited in accordance with IAS

Sales	2000	1999	+/-%
Information Technology Solutions (ITS)	61.498	26.160	135%
Customer Support Organisation (CSO)	12.076	8.546	41%
Medical Diagnosis and Monitoring Systems (MED)	9.066	4.672	94%
Information Technology Distribution (ITD)	23.434	10.056	133%
Electronic Test and Measurement Systems (TMO) and Chemical Analysis (CA)	7.453	6.038	23%
Total Sales	113.527	55.472	105%
Other income	2.941	1.259	134%
Total Revenues	116.468	56.731	105%
Merchandise, spare parts and purchased services	(86.672)	(42.552)	104%
Staff costs	(13.768)	(6.973)	97%
Other operating expenses	(9.841)	(7.492)	31%
Total operating expenses before DA	(110.281)	(57.017)	93%
EBITDA	6.187	(0.286)	
Depreciation and amortisation	(1.855)	(1.157)	60%
Amortisation of goodwill	(1.018)	(0.193)	427%
Profit from Operations / EBIT	3.314	(1.636)	
Net interest income/expense	(914)	(0.133)	
Net FX-gain/loss	(1.063)	0.070	
Profit before Tax	1.337	(1.699)	
Income tax	(0.902)	0.290	
Profit after tax	0.435	(1.409)	
Minority interest	0.032	0	
Net profit	0.467	(1.409)	
Earnings per share (in EURO)	0.14	(0.45)	

EPS are based on average number of shares (1999 adjusted for stock split)

S&T sales 2000 are split over its 14 countries of operations: Slovenia: 29%, Ukraine: 14%, Croatia: 12%, Slovakia and Romania: 10% each, Bulgaria: 5%. The other markets cover the residual 20% and contribute less than 5% each.

3) Balance sheet per December 31st in EUR million, consolidated, audited

Non current assets	2000	1999
Property, plant and equipment	9.279	9.046
Intangible assets	9.881	4.118
Investments in affiliated companies	3.359	3.289
Other investments	0.035	0.070
Non-current receivables	1.653	1.478
Deferred tax asset	1.509	2.408
	25.716	20.409
Current assets		
Inventory	9.142	8.853
Trade accounts receivable	22.040	13.165
Other receivables and prepayments	5.775	3.452

Cash and cash equivalents	12.593	3.088
	49.550	28.088
Total assets	75.266	48.967
Shareholder's Equity		
Issued capital	3.434	3.270
Share premium	19.219	16.744
Treasury Shares	(1.014)	(1.862)
Accumulated translation differences	0.440	0.214
Retained earnings and other reserves	5.266	4.705
	27.345	23.071
Minority interest in subsidiaries	-	0.055
Non-current liabilities		
Loans and other liabilities	13.208	2.380
Deferred tax liability	0.870	1.085
	14.078	3.465
Current liabilities		
Trade account payables	14.376	10.532
Current tax liabilities	0.106	-
Other payables	9.437	4.055
Short-term borrowings	5.760	5.836
Provisions and deferred income	4.164	1.953
	33.843	22.376
Total equity and liabilities	75.266	48.967

4) Outlook

Effective with 2001, S&T will reap more benefits from its growth strategy: The acquisition of the network and security company INNET in Hungary and the acquisition of NEOS, a major player on the big IT market in the Czech Republic will start to contribute to the consolidated group results.

S&T Management expects further growth in the countries of S&T's operation despite the depressed scenario for IT companies in Western stock markets.

The high growth potential is triggered by the current low level of IT spending in CEE countries and the recent positive development of these economies (GDP growth in 2000 was positive in all CEE countries).

S&T plans to exceed total revenues of EUR 150 million for 2001. However, achievement of such goal depends strongly upon the political environment in such countries, which is understood as stable in average, especially due to the planned expansion of the European Union.

Management expects profitability to improve further in 2001. EBITDA is expected to be in excess of EUR 10 million.

*********** S&T is IT in Emerging Europe*************

S&T helps Businesses in Emerging Europe to improve their results by using Information Technology.

With total annual revenues expected to surpass EUR 150 million in 2001 and 750 employees as per March 2001, S&T operates subsidiaries in Poland, Russia, Hungary, Czech Republic, Slovakia, Slovenia, Croatia, Romania, Bulgaria, Ukraine, Macedonia, Moldova, Bosnia-Herzegovina and Yugoslavia.

S&T System Integration & Technology Distribution AG is listed on EASDAQ since 16th July, 1998 (Reuters: SNTS.ED, Bloomberg: SNTS ES) and on NEWEX

since 3rd November, 2000 (SYA).

For further information please contact:

Karl Tantscher	Martin Bergler
Chief Executive Officer	Chief Financial Officer
karl.tantscher@snt.co.at	martin.bergler@snt.co.at

S & T SYSTEM INTEGRATION & TECHNOLOGY DISTRIBUTION AG
Gunoldstrasse 16
1190 Vienna, Austria
Tel: +43 1 367 80 88 0
Fax: +43 1 367 80 88 99
E-mail: snt@snt.co.at



MAR 20 2001 8:00AM

(close) (print)



NASDAQ EUROPE NEWS ARTICLE

S&T and SAP Sign Regional Agreement

Top Level customer support across Central- and Eastern Europe

March, 20, 2001 - S&T and SAP recently signed a regional cooperation agreement to deliver software licenses and customer support throughout Central- and Eastern Europe. Emphasizing full support for mySAP.com solutions within its offering, S&T will be able to provide the same high level of customer support in all its 14 countries of operation.

""The region-wide presence of S&T is a unique opportunity for SAP to especially cover the advanced needs of international companies that expand into these emerging economies"", said Manfred Travnicek, SAP's Marketing Director for the Region CEE/CIS.

""S&T made its entry into the CEE countries by filling the significant demand for IT infrastructure based on technologies from HP, IBM, EMC, CISCO and other world leading companies. Since our beginnings in 1993, we have been continuously moving up the value added ladder,"" said Karl Tantscher, CEO of S&T. ""Our subsidiary in Slovenia has many years of experience in providing full SAP solutions and services, including customization. Building on this experience as a Center of Expertise, we want to expand throughout the region - thus offering western corporations investing in countries of Central- and Eastern Europe a one-stop-shopping opportunity for their ERP, CRM and SCM needs"".

Software solutions, which today contribute with approximately 10% to S&T's total revenues, are expected to experience above average growth within S&T's portfolio of products and services.

About SAP
SAP is the world's leading provider of e-business software solutions. Through the mySAP.com e-business platform, people in businesses around the globe are improving relationships with customers and partners, streamlining operations, and achieving significant efficiencies throughout their supply chains. Today, more than 13,500 companies in over 100 countries run more than 30,000 installations of SAP software. With subsidiaries in over 50 countries, the company is listed on several exchanges including the Frankfurt stock exchange and NYSE under the symbol ""SAP."" (Additional information at http://www.sap.com).

*********** S&T is IT in Emerging Europe************

S&T helps Businesses in Emerging Europe to improve their results by using Information Technology.

With total annual revenues expected to surpass EUR 150 million in 2001 and 750 employees as per March 2001, S&T operates subsidiaries in Poland, Russia, Hungary, Czech Republic, Slovakia, Slovenia, Croatia, Romania, Bulgaria,

Ukraine, Macedonia, Moldova, Bosnia-Herzegovina and Yugoslavia.

S&T System Integration & Technology Distribution AG is listed on EASDAQ since 16th July, 1998 (Reuters: SNTS.ED, Bloomberg: SNTS ES) and on NEWEX since 3rd November, 2000 (SYA).

For further information please contact:
Karl Tantscher
Chief Executive Officer
karl.tantscher@snt.co.at

Beate Pichler
Corporate Communications
beate.pichler@snt.co.at

S & T SYSTEM INTEGRATION & TECHNOLOGY DISTRIBUTION AG
Gunoldstrasse 16
1190 Vienna, Austria
Tel: +43 1 367 80 88 0
Fax: +43 1 367 80 88 99
E-mail: snt@snt.co.at



MAR 13 2001 8:00AM

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NASDAQ EUROPE NEWS ARTICLE

S&T System Integration and Technology Distribution Secures a Second Deal with Ukraine's Biggest Mobile Phone Operator

A new IT solution for Ukraine Mobile Communications' global area network

Vienna, 13 March, 2001. S&T Ukraine has won a second major contract with Ukraine Mobile Communications (UMC) the country's biggest mobile phone operator. S&T have now won a bid to provide a fault tolerant solution to improve UMC's area network.

The S&T Soft-Tronik project, developed in close co-operation with Cisco Ukraine, was chosen because it was the most complete, and the most price competitive bid. As UMC has been a regular S&T customer since 1994, the proven track record in customer support was another deciding factor in S&T's favour.

The solution improves the capacity of UMC's area network, while providing a very high information security level. It optimises the flow of information between branch offices in the Ukraine, provides for operational control over the entire UMC system and its resources and assures full integration of the existing computational capabilities and network technologies. Scalability for future expansions is also provided within the framework of the solution. The project, which amounts to about half million US dollars, is part of an ongoing expansion and upgrade program is due to be completed by March 25, 2001.

Founded in 1992, UMC, with presently 400,000 subscribers, is Ukraine's largest mobile telephone operator and is one of the country`s most recognised brand names. UMC launched Ukraine's first cellular phone network in July 1993, using the NMT standard, a network that today covers more than 250 cities and over 7,500 kms of highway throughout the country. UMC was the first to launch a GSM900 network allowing subscribers access to more than 50 countries through agreements with some 100 roaming partners.

UMC is a Ukrainian, Dutch, German and Danish joint venture comprising Ukrtelekom (51%) and foreign investors KPN, Deutsche Telecom and TeleDanmark (each holding 16.33%). All are telephony market leaders in their home territories and dedicated to success in Ukraine.

*********** S&T is IT in Emerging Europe************

S&T helps Businesses in Emerging Europe to improve their results by using Information Technology.

With total annual revenues expected to surpass EUR 150 million in 2001 and 750 employees as per March 2001, S&T operates subsidiaries in Poland, Russia, Hungary, Czech

Republic, Slovakia, Slovenia, Croatia, Romania, Bulgaria, Ukraine, Macedonia, Moldova, Bosnia-Herzegovina and Yugoslavia.

S&T System Integration & Technology Distribution AG is listed on EASDAQ since 16th July, 1998 (Reuters: SNTS.ED, Bloomberg: SNTS ES) and on NEWEX since 3rd November, 2000 (SYA).

*********** S&T is IT in Emerging Europe*************

For further information please contact:

Karl Tantscher
Chief Executive Officer
karl.tantscher@snt.co.at

Beate Pichler
Corporate Communications
beate.pichler@snt.co.at

S & T SYSTEM INTEGRATION & TECHNOLOGY DISTRIBUTION AG
Gunoldstrasse 16
1190 Vienna, Austria
Tel: +43 1 367 80 88 0
Fax: +43 1 367 80 88 99
E-mail: snt@snt.co.at



FEB 14 2001 8:00AM

close print

NASDAQ EUROPE NEWS ARTICLE

S&T System Integration and Technology Distribution Reorganizez Top Management - Poised for Further Growrh

Vienna, February 14, 2001 - Following strong expansion during the last two years (revenues 2000 were 3.8 times revenues 1998), S&T has implemented a new structure for its operational management, splitting Central- and Eastern Europe into three regions:

- Central Europe with Poland, Czech Republic, Slovakia and Hungary
- Russia and the CIS
- South-East Europe with Bosnia and Herzegovina, Bulgaria, Croatia, Macedonia, Romania, Slovenia and Yugoslavia

Two of the managers for these regions have been appointed internally. Irina D'Amico-Janisch becomes General Manager for Russia and the CIS, and Klavdij Godnic takes over the South-East European Region. Both appointees have been with S&T for many years and bring to their new positions a wealth of valuable experience.

For Central Europe, S&T has been successful in attracting Peter A. Kunz, who will start working with the company on February 15, 2001. Peter Kunz brings to S&T many years of management experience. He has most recently served as General Manager of Agilent Technologies, Austria and has also held international management positions with IBM and Hewlett-Packard.

All three Regional General Managers report directly to Karl Tantscher, CEO.

*********** S&T- IT in Emerging Europe*************

S&T presently has 750 employees operating subsidiaries in Poland, Russia, Hungary, Czech Republic, Slovakia, Slovenia, Croatia, Romania, Bulgaria, Ukraine, Macedonia, Moldova, Bosnia-Herzegovina and Yugoslavia.

S&T System Integration & Technology Distribution AG is listed on EASDAQ since 16th July, 1998 (Reuters: SNTS.ED, Bloomberg: SNTS ES) and on NEWEX since 3rd November, 2000 (Xetra: SYA).

For further information please contact:

Karl Tantscher Beate Pichler
Chief Executive Officer Corporate Communications
karl.tantscher@snt.co.at
beate.pichler@snt.co.at

S&T SYSTEM INTEGRATION & TECHNOLOGY DISTRIBUTION AG
Gunoldstrasse 16
1190 Vienna, Austria
Tel: +43 1 367 80 88
Fax: +43 1 367 80 88 99
e-mail: snt@snt.co.at
Website: www.snt.at

S&T reorganizes top management - poised for further growth

Vienna, February 14, 2001 - Following strong expansion during the last two years (revenues 2000 were 3.8 times revenues 1998), S&T has implemented a new structure for its operational management, splitting Central- and Eastern Europe into three regions:

- Central Europe with Poland, Czech Republic, Slovakia and Hungary
- Russia and the CIS
- South-East Europe with Bosnia and Herzegovina, Bulgaria, Croatia, Macedonia, Romania, Slovenia and Yugoslavia

Two of the managers for these regions have been appointed internally. Irina D'Amico-Janisch becomes General Manager for Russia and the CIS, and Klavdij Godnic takes over the South-East European Region. Both appointees have been with S&T for many years and bring to their new positions a wealth of valuable experience.

For Central Europe, S&T has been successful in attracting Peter A. Kunz, who will start working with the company on February 15, 2001. Peter Kunz brings to S&T many years of management experience. He has most recently served as General Manager of Agilent Technologies, Austria and has also held international management positions with IBM and Hewlett-Packard.

All three Regional General Managers report directly to Karl Tantscher, CEO.

*********** S&T- IT in Emerging Europe************

S&T presently has 750 employees operating subsidiaries in Poland, Russia, Hungary, Czech Republic, Slovakia, Slovenia, Croatia, Romania, Bulgaria, Ukraine, Macedonia, Moldova, Bosnia-Herzegovina and Yugoslavia.

S&T System Integration & Technology Distribution AG is listed on EASDAQ since 16th July, 1998 (Reuters: SNTS.ED, Bloomberg: SNTS ES) and on NEWEX since 3rd November, 2000 (Xetra: SYA).

For further information please contact:

Karl Tantscher
Chief Executive Officer

Beate Pichler
Corporate Communications

karl.tantscher@snt.co.at
beate.pichler@snt.co.at

S&T SYSTEM INTEGRATION & TECHNOLOGY DISTRIBUTION AG
Gunoldstrasse 16
1190 Vienna, Austria
Tel: +43 1 367 80 88
Fax: +43 1 367 80 88 99
e-mail: snt@snt.co.at
Website: www.snt.at



FEB 6 2001 5:05PM

close print



NASDAQ EUROPE NEWS ARTICLE

S&T System Integration and Technology Distribution - Slavko Despotovic Resigns from his Position as Chief Operating Officer

Slavko Despotovic resigns from his position as Chief Operating Officer of S&T

Vienna, 6 February 2001 - This is to announce that Mr. Slavko Despotovic, currently Chief Operating Officer (COO) of S&T has decided to leave his position by the end of February, 2001 to pursue a career outside the S&T Group.

Mr. Despotovic has been COO of the S&T Group since January 18th, 2000 and a member of S&T's Management Board as of July 1st, 2000.

Due to the rapidly growing size of the S&T organization within the last year (during the last 12 months S&T has acquired companies in the Ukraine, Poland, Hungary and the Czech Republic) S&T plans to split the responsibilities of the Chief Operating Officer into three geographical regions.

*********** S&T- IT in Emerging Europe*************

S&T presently has 750 employees operating subsidiaries in Poland, Russia, Hungary, Czech Republic, Slovakia, Slovenia, Croatia, Romania, Bulgaria, Ukraine, Macedonia, Moldova, Bosnia-Herzegovina and Yugoslavia.

The S&T Group has almost doubled its revenues in the fiscal year 2000 (compared to the previous fiscal year), with preliminary results showing total revenues of approximately EUR 110 million and an EBIT of approximately EUR 2.8 million for the fiscal year 2000. S&T will announce final audited results for the entire fiscal year 2000 on March 26, 2001.

S&T System Integration & Technology Distribution AG is listed on EASDAQ since 16th July, 1998 (Reuters: SNTS.ED, Bloomberg: SNTS ES) and on NEWEX since 3rd November, 2000 (Xetra: SYA).

For further information please contact:

Karl Tantscher
Chief Executive Officer
karl.tantscher@snt.co.at

S&T SYSTEM INTEGRATION & TECHNOLOGY DISTRIBUTION AG
Gunoldstrasse 16
1190 Vienna, Austria
Tel: +43 1 367 80 88

Fax: +43 1 367 80 88 99
e-mail: snt@snt.co.at
Website: www.snt.at



FEB 2 2001 11:30AM

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NASDAQ EUROPE NEWS ARTICLE

S&T System Integration and Technology Distribution - Resumption of Trading

2 February, 2001

Trading in the financial instruments of S&T System Integration and Technology Distribution resumed at 11:30 AM Central European Time on 2 February 2001.

Kate Neuss
EASDAQ - Head of Market Services



FEB 2 2001 11:00AM

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NASDAQ EUROPE NEWS ARTICLE

S&T System Integration and Technology Distribution takes over 100% of NEOS Computer in the Czech Republic

Vienna/Prague, February 02, 2001 - Today S&T System Integration & Technology Distribution AG signed a share purchase agreement to acquire 100% of NEOS Computer a.s., a leading System Integration company in the Czech Republic with its seat in Prague. The due diligence process conducted by S&T was successfully completed early this week. The closing of the transaction takes place after formal approvals and registrations are carried out, which is expected by the end of February 2001.

S&T will pay with 188.100 newly issued S&T shares and an undisclosed amount in cash. The newly issued S&T shares are subject to a lock up agreement.

NEOS Computer will be operated as a 100% S&T subsidiary and its well-established brand names will be retained. The company, one of the largest IT companies in the Czech Republic, primarily covers the business competences System Integration, Security & Network Management, Services and Implementation of Business Solutions.

NEOS Computer has achieved countrywide coverage and employs 160 people in its operations in Prague and six major cities in the Czech Republic. Sales and service revenues are expected to reach approximately EUR 19 Million in 2001.

This acquisition will give S&T an excellent competitive position in the fast growing IT market of the Czech Republic, said Mr. Karl Tantscher, CEO of S&T.

NEOS will be able to grow more dynamically with a strategic partner. The customers will benefit through a wider range of services offered. A stronger and therefore reliable background will benefit suppliers. The company will take part in international projects and share know-how within the S&T group, said Mr. Jaroslav Crhonek, CEO of NEOS.

The acquisition of NEOS Computer will contribute about 15% to total sales 2001 of the entire S&T group.

The S&T Group has almost doubled its revenues in the fiscal year 2000, with the first preliminary results for countries in which it operates showing total revenues of approximately EUR 110 million and an EBIT of approximately EUR 2.8 million for the fiscal year 2000. S&T will announce audited results for the entire fiscal year 2000 on March 26, 2001.

*********** S&T- IT in Emerging Europe*************

S&T presently has 580 (with NEOS: 740) employees operating subsidiaries in Poland, Russia, Hungary, Czech Republic,

Slovakia, Slovenia, Croatia, Romania, Bulgaria, Ukraine, Macedonia, Moldova, Bosnia-Herzegovina and Yugoslavia.

S&T System Integration & Technology Distribution AG is listed on EASDAQ since 16th July, 1998 (Reuters: SNTS.ED, Bloomberg: SNTS ES) and on NEWEX since 3rd November, 2000 (Xetra: SYA).

For further information please contact:

Karl Tantscher
Chief Executive Officer
karl.tantscher@snt.co.at

For further information on NEOS Computer please contact:

Pavel Capouch
pavel.capouch@neos.cz
Tel: +42 0602 329 876

S&T SYSTEM INTEGRATION & TECHNOLOGY DISTRIBUTION AG
Gunoldstrasse 16
1190 Vienna, Austria
Tel: +43 1 367 80 88
Fax: +43 1 367 80 88 99
e-mail: snt@snt.co.at
Website: www.snt.at





TRADE HALT- S&T System Integration and Technology Distribution

2 February, 2001

The financial instruments of S&T System Integration and Technology Distribution were trade halted 2 February 2001, as a result of the release of a notice of takeover of NEOS Computer a.s.

Trading will be halted for 30 minutes to allow the Market time to analyse this price sensitive infc

Trading will resume at 11:30 AM Central European Time. Market Makers quotes will become indicative

Kate Neuss
EASDAQ - Head of Market Services



JAN 19 2001 7:48PM

close print



NASDAQ EUROPE NEWS ARTICLE

S&T Announces its Preliminary Results 2000 and its Financial Calendar 2001

Vienna, January 19

Preliminary results for 2000

The first pass on consolidation of S&T's country results for the Year 2000 shows total revenues to be approximately EUR 110 million and an EBIT of approximately EUR 2,8 million for the Year 2000.

This significant growth of revenues (1999 revenues were EUR 57 million) results from the acquisitions of ""Soft-tronik"" (Ukraine), ""Largo"" (Poland) and ""Innet"" (Hungary), as well as an organic growth of approximately 30%.

The EBIT development is behind plans, although it showed a continuous improvement during the Year 2000 (Q1: 1,4%; Q2: 2,2%; Q3: 2,8%; Q4: 3,5%).

S&T will announce audited results on March 26, 2001.

Outlook
=======
For the fiscal year 2001 S&T expects based on the currently available information - revenues of approximately EUR 150 million with further improved EBIT margin.

Financial Calendar expected

Final Results 2000	March 26 2001
Results Q1	April 23 2001
Results Q2	July 23 2001
Results Q3	October 29 2001
Results FY 2001	March 25 2002

The Annual Shareholder's Meeting is scheduled to be held on 27 April, 2001.

*********** S&T - IT in Emerging Europe*************

S&T System Integration & Technology Distribution AG is listed on EASDAQ since 16th July, 1998 (Reuters: SNTS.ED, Bloomberg: SNTS ES) and on NEWEX since 3rd November, 2000 (SYA).

For further information please contact:
Karl Tantscher
Chief Executive Officer
karl.tantscher@snt.co.at

Martin Bergler
Chief Financial Officer
martin.bergler@snt.co.at

S & T SYSTEM INTEGRATION & TECHNOLOGY DISTRIBUTION AG
Gunoldstrasse 16
1190 Vienna, Austria

Tel: +43 1 367 80 88 0
Fax: +43 1 367 80 88 99
E-mail: snt@snt.co.at



JAN 10 2001 8:00AM

close print



NASDAQ EUROPE NEWS ARTICLE

S&T System Integration and Technology Distribution AG Wins World Bank Tender for Ukraine Banking Information Systems

Vienna/Kiev, 10 January 2001

New Bank Automation System (BAS) for Ukraine's State Export-Import Bank, Ukreximbank.

S&T's Soft-tronik (a 100 percent Ukrainian daughter company), in association with Sun Microsystems AB, has won a major World Bank tender valued more than 1 Million USD to supply and install state-of-the-art Information systems for the State export-import bank of Ukraine. The new system will provide the bank with the first Sun Campus Cluster solution in the CIS region, with node separation of 9227 meters.

When installed, the system will allow the bank to fully integrate existing technological capabilities, while maximizing information security levels and providing uninterrupted BAS operations. Other significant improvements will be in data storage and distribution, overall system operational control, information flows with subdivisions in Kiev, Information System central nodes capabilities and backup.

The result will be an absolutely reliable, high performance system with top security and fail-safe features that will serve to reduce Bank Automation System (BAS) operating costs. It will have a life cycle of at least five years before requiring upgrading.

S&T 's Soft-tronik bid, developed in close cooperation with Sun Microsystems AB, was selected because it was the most complete and the most competitively priced offer. S&T's Soft-tronik proven customer support, and the company's established relationship with the bank going back to 1993 also played a role in securing the tender. The first equipment was delivered on Dec. 31, 2000 and start-up is to be completed by the end of February 2001.
Ukreximbank, with headquarters in Kiev, is the Ukraine's fourth largest commercial banks when measured by assets and third largest on authorised capital. As well as the Kiev headquarters, it has 23 institutions, 25 branches and a representative office in Lutsk. As a financial agent of the Ukrainian Government, Ukreximbank provides service for 13 foreign credit lines for financing totalling dlrs 2.5 billion. The Interministerial Committee of German Federal Government has recognized it as a loan-subscriber of credit agreements with German commercial banks without guarantees from Ukrainian Government.

Ukreximbank has an impressive list of foreign and domestic clients and is favoured by foreign embassies because of its international networking and use of such systems as SWIFT and ""REUTERS Dealing 2000"", which facilitate access to International financial markets.

*********** S&T is IT in Emerging Europe*************

S&T System Integration & Technology Distribution AG has been listed on EASDAQ since 16th July, 1998 (Reuters: SNTS.ED, Bloomberg: SNTS ES) and is listed on NEWEX since 3rd November, 2000.

For further information please contact:

Karl Tantscher	Beate Pichler
Chief Executive Officer	Corporate Communications
karl.tantscher@snt.co.at	beate.pichler@snt.co.at

S & T SYSTEM INTEGRATION & TECHNOLOGY DISTRIBUTION AG
Gunoldstrasse 16
1190 Vienna, Austria
Tel: +43 1 367 80 88 0
Fax: +43 1 367 80 88 99
E-mail: snt@snt.co.at


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Investor Relations | Quarterly Reports



Quarterly Reports

Report 3/2001*
Report 1/2001*
Report 3/2000
Report 1/2000
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Report 2001*
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IT SOLUTIONS & SERVICES

Investor Relations | Quarterly Reports

Quarterly Report Q1/2000

27 April 2000

S&T System Integration & Technology Distribution AG - announces results for Q1 of 2000

Sales for the three months periods ending March 31, 2000 (consolidated, unaudited) and March 31 1999 (consolidated, unaudited):

in Eur 1,000	2000	1999	+/- %
Technology Solutions (ITS)	9,875	4,044	144,20%
Information Technology Distribution (ITD)	5,893		
Medical Diagnosis and Monitoring Systems (MED)	1,739	1,137	52.9%
Electronic Test and Measurement Systems (TMO)	1,125	918	22.5%

Chemical Analysis Systems (CA)	701		
Customer Support Organization (CSO, formerly M&S)	2,636	1,189	121.7%
Total sales	21,969	7,288	201.4%

ITS Revenues were EUR 9.88 million in Q1 of 2000 compared to EUR 4.04 million in Q1 of 1999. *This significant increase of 144.2 % is mainly due to the acquisition of the* Hermes Plus group with effect of Q3 of 1999. Major projects in Q1 of 2000 were concluded with GSM and telecom providers in Croatia and Ukraine.

ITD Revenues were EUR 5.89 million in Q1 of 2000. This business segment was added through the acquisition of Hermes Plus and continued to show profitable growth.

MED Revenues were EUR 1.74 million in Q1 of 2000 compared to EUR 1.14 million in Q1 of 1999, an increase of 52.9%. In particular the recently founded operation in the Czech Republic contributed to this increase with major projects.

TMO Revenues were EUR 1.13 million in Q1 of 2000 compared to EUR 0.92 million in Q1 of 1999, *an increase of 22.5%. Major contributions came from S&T Hungary which* started operations in autumn of 1999.

CA Revenues were EUR 0.7 million in Q1 of 2000. This business segment, added by Hermes Plus with its main markets in Slovenia and Macedonia, provides high tech chemical analysis equipment and supplies.

CSO (Customer Support Organisation) Revenues (previously reported under M&S) were EUR 2.64 million in Q1 of 2000, representing a growth of 121.7% compared to EUR 1.19 million in Q1 of 1999. This confirms S&T's focus and competence in the Customer Support business.

Income Statement for the three months periods ending March 31, 2000 (consolidated, unaudited) and March 31 1999 (consolidated, unaudited)

in Eur 1,000	2000	1999	+/- %
Total Sales	21,969	7,288	201,40%

Other operating income	549	72	662,50%
Total revenues	22,518	7,36	206,00%
Merchandise, spare parts and purchased services	-15,176	-5,344	184,00%
Staff costs	-2,983	-930	220,80%
Depreciation and amortisation costs	-531	-189	181,00%
Other operating expenses	-3,515	-1,395	152,00%
Total operating expenses	-22,205	-7,858	182,60%
Result from Operations (EBIT)	313	-498	

The **other operating income results** from the sale of 75% of the shares in east-europe.com data AG to Pixelpark AG, the release of unused provisions as well as forwarded expenses. The concluded cooperation and service agreements between S&T and Pixelpark will contribute positively continuously to S&T's future results.

Cost of merchandise, spare parts and purchased services were EUR 15.18 million (69.1% of sales in Q1 of 1999) compared to EUR 5.34 (73.3% of sales in Q1 of 1999). In comparison to Q1 of 1999, the average gross margin in Q1 of 2000 improved by approximately 4 per centage points. This is mainly due to a slowly recovering project

business with higher value added content.

Staff costs totaled EURO 2.98 million in Q1 of 2000 compared to EUR 0.93 in Q1 of 1999. The increase of 220.8% resulted from an increased number of employees and from increased wages including success-based sales commissions to S&T personnel. The total number of employees increased from 236 on March 31, 1999 to 514 on March 31, 2000 mainly as a result of the acquisition of the Hermes Plus group including employees of ICOS and Macek, newly acquired majority shareholdings of Hermes Plus. Additional headcount was added by the setup of S&T Plus in the Czech Republic and S&T Hungary.

Depreciation and amortisation costs increased from EUR 0.19 million for Q1 of 1999 compared to EUR 0.53 million for Q1 of 2000. This is mainly due to the increased volume of fixed assets and the goodwill resulting from the acquisition of Hermes Plus.

Other operating expenses were EUR 3.52 million in Q1 of 2000 compared to EUR 1.4 million in Q1 of 1999. The operating expenses mainly consist of travel and rental expenses as well as communication and infrastructure costs and other general administration costs. Furthermore, legal fees and consulting fees paid to accountants in connection with the acquisition of Soft-tronik Ukraine contributed to these expenses.

The profit from operations (EBIT) in Q1 of 2000 was EUR 0.31 million compared to a loss of EUR 0.50 million in Q1 of 1999. This result confirms the expected turnaround in S&T's profitability.

Outlook
Through continuous management attention on a sales-focus towards profitable project business as well as optimisation of the cost structure by making use of synergies within the group, management expects a further improvement of results in Q2. The more diversified country portfolio compared to 1999 will lead to better overall predictability although single country results are still volatile, dependent on local political and economic developments. S&T's management is actively working on the expansion to Poland and Russia which is expected to lead to additional revenues in Q3 and Q4 of 2000. Based on currently available information, S&T's management is confident to achieve the budget goals for 2000.



Investor Relations | Half Year Reports

Half Year Report 2001

The main impact on the Q2 results came from the provision for receivables from Bank Ukraine (in liquidation), as reported earlier.

Despite this incident, the results reflect positively many of S&T's strategic goals such as strengthening of the core Information Technology Solutions business (revenue up by 65% during first half of 2001) and Customer Support Organisation (revenue up by 82% in the first half) and keeping gross margins up through a shift in the product and service portfolio.

Even after the disposal of two business units as the end of 2000, overall growth in sales in the first half of 2001 was 30%.

1. Results from operations for April-June 30, 2001 and 2000
(both consolidated, unaudited, IAS), in EUR 1,000

Sales	2001	2000	+/-%
Information Technology Solutions (ITS)	21,261	15,104	+ 41%
Customer Support Organisation (CSO)	5,752	3,039	+ 89%
Medical Systems (MED)	2,051	2,759	- 26%
Information Technology Distribution (ITD)	4,566	4,794	- 5%
Electronic Test and Measurement Systems (TMO) and Chemical Analysis Systems (CA)		3,073	
Total sales	**33,630**	**28,769**	**+ 17%**

ITS' revenue was EUR 21.261 million in Q2 of 2001 compared to EUR 15.104 million in Q2 of 2000 - and increase of 41%, mostly from acquisitions.

CSO's revenue was EUR 5.752 million in the second quarter of 2001 compared to EUR 3.039 million in the second quarter of 2000. This growth of 89% resulted

from S&T's efforts to strengthen its portfolio of value added services.

MED's revenue showed a decrease in Q2 2001. Revenue was EUR 2.051 million compared to EUR 2.759 million in the same period of 2000 after a significant increase in Q1. This decrease of 26% was mainly caused by the "project type" of S&T's Medical business which may result in significant variation of quarterly sales. However the first half year 2001 and 2000 show exactly the same revenues from MED sales.

ITD's revenue in Q2 2001 was EUR 4.566 million compared to EUR 4.794 million in Q2 2000. This decrease is a consequence of S&T's strategy of avoiding low margin box moving.

As announced earlier the business units Electronic Test and Measurement Systems (TMO) and Chemical Analysis Systems (CA) have been disposed of per end of 2000 and will not contribute to 2001 results.

CONSOLIDATED INCOME STATEMENT for the three months periods ending June 30 (both consolidated, unaudited, IAS), in EUR 1,000,

	2001	2000	+/-%
Total sales revenue	33,630	28,769	+ 17%
Other income	189	413	- 54%
Total revenue	**33,819**	**29,182**	**+ 16%**
Merchandise, spare parts and purchased services	(24,741)	(21,082)	+ 17%
Staff	(4,650)	(3,473)	+ 34%
Provision for Bank Ukraine receivables	(1,063)		
Other operating expenses	(3,221)	(3,201)	+ 1%
EBITDA	**144**	**1,426**	**- 90%**
Depreciation and amortisation expenses	(501)	(499)	0%
Amortisation of goodwill	(460)	(305)	+ 51%
EBIT	**(817)**	**622**	

The other income consists mainly of forwarded expenses, release of unused provisions and gains from disposal of assets.

Cost of merchandise, spare parts and purchased services were EUR 24.741 million (resulting in a gross margin of 26.4% of sales) compared to EUR 21.082 million (a margin of 26.7% of sales). The average gross margin in the first half of 2001 is 26.3% compared to 26.1% in 1-6/2000.

Staff costs totalled EUR 4.65 million in Q2 of 2001 compared to EUR 3.473 million in Q2 of 2000. The increase of 34% resulted from an increased number of employees and from increased wages. The total number of employees rose from 581 on June 30, 2000 to 745 on June 30, 2001 as a result of acquisitions (InNet, Neos).

Q2 was significantly impacted by the provision for a receivable from Bank Ukraine as was announced earlier.

Other operating expenses were EUR 3.221 million in Q2 of 2001 compared to EUR 3.201 million in Q2 of 2000. Considering the enlarged base, this minor increase reflects on S&T's efforts to contain costs.

Despite the large one-time provision to be offset against a three-month reporting period, EBITDA was still positive.

Depreciation and amortisation costs increased marginally to EUR 501,000 for Q2 2001 despite a larger operating base.

The amortisation of goodwill arising from acquisitions increased from EUR 305,000 in Q2 2000 to EUR 460,000. This increase of 51% reflected the acquisitions of NEOS and InNET.

Earnings before interest and tax (EBIT) were down by EUR 817,000 in the second quarter 2001, compared to a profit of EUR 622,000 in the second quarter of 2000.

2. Results of the S&T group for the first half year of 2001

S&T shows growth in revenue of 29% of the first half of 2001 compared to the first half year 2000.

INCOME STATEMENT in EUR 1,000 for the six months period ending June 30 (both consolidated, unaudited, IAS), in EUR 1,000

	2001	2000	+/-%
Information Technology Solutions (ITS)	41,204	24,979	+ 65%
Customer Support Organisation (CSO)	10,302	5,675	+ 82%
Medical Systems (MED)	4,498	4,498	0%

Information Technology Distribution (ITD)	9,732	10,687	- 9%
Electronic Test and Measurement Systems (TMO) and Chemical Analysis Systems (CA)		4,899	
Total sales revenue	65,736	50,738	+ 30%
Other income	915	962	- 5%
Total revenue	**66,651**	**51,700**	**+ 29%**
Merchandise, spare parts and purchased services	(48,472)	(37,458)	+ 29%
Staff	(8,982)	(6,456)	+ 39%
Provision for Bank Ukraine receivables	(1,063)		
Other operating expenses	(5,955)	(5,516)	+ 8%
EBITDA	**2,179**	**2,270**	**- 4%**
Depreciation and amortisation expenses	(997)	(938)	+ 6%
Amortisation of goodwill	(958)	(397)	+141%
EBIT	**224**	**935**	**- 76%**

3. Outlook

Management expects results for Q3 and Q4 of 2001 to lead to the forecast annual revenue of EUR 150 million. However, we lower our guidance on EBIT for the full year to EUR 5.5 million due to the provision for Bank Ukraine and a possible impact from the prolonged cautiousness of investors, which might limit foreign direct investments into Central- and Eastern Europe (CEE).

On the other hand, we see significant opportunities ahead and will continue with our expansion policy, which potentially includes selective acquisitions in the stronger markets of CEE.

The ongoing integration of acquired companies is leading to productivity gains, such that operating expenses, including staff expenses will decrease as a percentage of revenues, resulting in improved profitability.

S&T´s management is available for a conference call today July 23, 2001 at 4.00 p.m. Central European time, UK: 3.00 p.m., US: 10.00 a.m. East time Dial: +44 (0)20 8288 4700; Password: "S&T"; chairman: Mr. Karl Tantscher

With total annual revenue expected to surpass EUR 150 million in 2001 and 745 employees as of June 30, 2001, S&T operates subsidiaries in Poland, Russia, Hungary, Czech Republic, Slovakia, Slovenia, Croatia, Romania, Bulgaria, Ukraine, Macedonia, Moldova, Bosnia-Herzegovina and Yugoslavia.

S&T System Integration & Technology Distribution AG is listed on NASDAQ Europe (Reuters: SNTS.ED, Bloomberg: SNTS ES) and on NEWEX (SYA).

For further information please contact:

Karl Tantscher

Chief Executive Officer S&T

karl.tantscher@snt.co.at

Tel: +43 1 367 80 88 0

Mr. Martin Bergler

Chief Financial Officer

martin.bergler@snt.co.at

Tel: +43 1 367 80 88 0


IT SOLUTIONS & SERVICES

Investor Relations | Quarterly Reports

Quarterly Report Q3/2001

29 October 2001

S&T announces good third-quarter results and expects even stronger Q4

Revenue up 41 percent, EBITDA up 20 percent
Core business ITS up 82 percent
Successful integration of last year's acquisitions
Strong order pipeline supports Q4 expectations

Nasdaq Europe listed S&T System Integration & Technology Distribution AG (S&T) maintained its growth momentum in the third quarter of 2001. Revenues and EBIT of Q3 were well above the last year figures, thanks in part to the improved business climate in several S&T markets in Central and Eastern Europe and to the successful integration of last year's acquisitions.

The third quarter is normally the weakest for the company, but this year it saw a repeat of the first quarter's positive earnings. S&T further tightened its focus on its three core business units - Information Technology Solutions (ITS), Customer Support Organisation (CSO) and Medical Diagnostic Systems (MED) - in the third quarter, further running down its Information Technology Distribution (ITD) operations by disposing of the Slovenian hardware sales subsidiary, HPC.

At the same time the ITS sector was expanded by the takeover of the Slovenian software house Aster d.o.o. The acquisition has strengthened S&T's know-how and its presence in the high-end system integration and software solutions market.

Significant third-quarter rise in revenue and earnings

Revenue was up 41 percent in the third quarter of 2001, from EUR 24.502 million (m) to EUR 34.519m. Apart from the revenue of the two businesses disposed in December 2000, Electronic Test and Measurement Systems (TMO) and Chemical Analysis Systems (CA), revenue was up by an even more impressive 47 percent.

Organic growth amounted to 20 percent, the balance being contributed by acquisitions, particularly in the Czech Republic. Some 67 percent of revenue (third quarter 2000: 51 percent) came from the ITS business sector, which also showed the highest growth in revenue - 82 percent. S&T also racked up a marked gain in earnings compared with the like period of the previous year. EBITDA climbed by 20 percent, from EUR 1.506 million to EUR 1.801 million. Earnings before interest and tax (EBIT) advanced from EUR 684,000 to EUR 799,000.

Third quarter sales (consolidated, unaudited, IAS)

EUR '000	2001	2000	+/- %
Information Technology Solutions (ITS)	22.382	12.310	+82%
Customer Support Organization (CSO)	4.907	3.478	+41%

Medical Diagnosis and Monitoring Systems (MED)	2.219	1.127	+97%
Information Technology Distribution (ITD)	4.056	5.510	-26%
Electronic Test and Measurement Systems (TMO)	-	741	-
Chemical Analysis (CA)	-	883	-
Total sales	33.564	24.049	+40%

Consolidated income statement for the third quarter (unaudited, IAS)

EUR'000	7-9/2001	7-9/2000	+/- %
Total sales	33.564	24.049	+40%
Other income	955	453	+111%
Total revenues	34.519	24.502	+41%
Merchandise, spare parts and purchased service	(25.400)	(17.964)	+41%
Staff costs	(4.336)	(3.142)	+38%
Other operating expenses	(2.982)	(1.890)	+58%
EBITDA	1.801	1.506	+20%
Depreciation and amortisation expenses	(512)	(471)	+9%
Amortisation of goodwill	(490)	(351)	+40%
EBIT	799	684	+17%

Staff expenses rose more slowly than revenues, with restructuring programs beginning to bear fruit.

The increase of other operating expenses is caused by the enlarged base of operation, one time legal and consulting expenses related to the evaluation of potential acquisition targets and exceptional low expenses in Q3 2000. The year-to-date comparison shows an increase, which is well below the total growth of the company.

Sound results in first three quarters

In the first three quarters of 2001, S&T continued to systematically build up its core business sectors, pursuing an offensive acquisitions policy. Following the acquisitions in 2000 of Innet in Hungary and Neos (initial consolidation in 2001) in the Czech Republic, this year has seen the completion of purchases of Netway Computer Systems in Romania and software house Aster d.o.o. in Slovenia. The integration of these subsidiaries is going ahead well, in line with S&T's track record of successful integrations in recent years. S&T's acquisition strategy focuses on building up its core businesses in the profitable high-end segments and on rapid entry to new regional markets.

The first nine months of 2001 saw revenue gain 33 percent from EUR 76.202m to EUR 101.170m. Despite the second quarter provision against a receivable from Bank Ukraine, EBITDA was up by five percent to EUR 3.980m. The breakdown of revenue by geographical markets shows 20% each coming from Slovenia and the Czech Republic, 13% from Croatia, 10% from Slovakia, 9% from the Ukraine and 7% from Romania. The remaining 21% derive from 8 other CEE countries. In segmental terms, ITS with 64 percent contributes the bulk of the company's revenue, followed by CSO with 15.3 percent and MED with 6.8 percent.

On 30th September 2001 (before the acquisition of Aster d.o.o.) the S&T Group had 750 employees.

Sales for the first three quarters (consolidated, unaudited, IAS)

EUR '000	2001	2000	+/- %
Information Technology Solutions (ITS)	63.586	37. 289	+ 71%
Customer Support Organization (CSO)	15.209	9.153	+ 66%
Medical Diagnosis and Monitoring Systems (MED)	6.717	5.625	+ 19%
Information Technology Distribution (ITD)	13.788	16.197	- 15%
Electronic Test and Measurement Systems (TMO)	-	3.791	-
Chemical Analysis (CA)	-	2.732	-
Total sales	99.300	74.787	+ 33%

Consolidated income statement for the first three quarters (unaudited, IAS)

	1-9/2001	1-9/2000	+/- %
Total sales	99.300	74.787	+33%
Other income	1.870	1.415	+32%
Total revenues	101.170	76.202	+33%
Merchandise, spare parts and purchased services	(73.872)	(55.422)	+33%
Staff costs	(13.318)	(9.598)	+39%
Provisions for Bank Ukraine	(1.063)		
Other operating expenses	(8.937)	(7.406)	+21%
EBITDA	3.980	3.776	+5%
Depreciation and amortisation expenses	(1.509)	(1.409)	+7%
Amortisation of goodwil	(1.448)	(748)	+94%
EBIT	1.023	1.619	-37%

Outlook

In the light of S&T's performance in the first three quarters and the fact that results normally pick up in the fourth quarter, management expects a year-end rally, which will enable the revenue target of a record EUR 150m for financial 2001 to be hit. EBITDA for 2001 is expected to come out at EUR 7-8m.

The Slovenian software house Aster d.o.o. (annual revenue in 2000: EUR 4.5m), which was acquired in September 2001, will be consolidated in the fourth quarter of 2001. The two recently announced major orders from Romania are also expected to contribute to revenue growth. S&T and Philips Medical Systems will supply state-of-the-art high-end medical equipment for Romanian hospitals, together with a complete IT package for installation and maintenance. The total value of the contract is EUR 8.7m, scheduled for delivery in several installments by the end of 2002. This order is likely to bring MED's share of revenue to more than 10 percent. The second new contract, for EUR 4.3m, is the IT solution for the new Romanian passport system.

* * * * * *

S&T's management is available for a conference call on Monday, 29 October 2001 at 4.00pm Central European Time (UK 3.00pm). Tel: +44 (0)20 8288 4700; password: "S&T"; moderator: Karl Tantscher

*********** **S&T is IT in Emerging Europe** *************

S&T helps businesses in Emerging Europe to improve their results by using Information Technology. With total annual revenues expected to surpass EUR 150 million in 2001 and 785 employees as per April 2001, S&T operates subsidiaries in Poland, Russia, Hungary, Czech Republic, Slovakia, Slovenia, Croatia, Romania, Bulgaria, Ukraine, Macedonia, Moldova, Bosnia-Herzegovina and Yugoslavia.

For more information on S&T, please contact:

Investor Relations and Business Information
Mr. Karl Tantscher
Chief Executive Officer
karl.tantscher@snt.at

Financial Information
Mr. Martin Bergler
Chief Financial Officer
martin.bergler@snt.at

S&T --- System Integration & Technology Distribution AG
Gunoldstrasse 16 --- A-1190 Vienna --- Austria
Tel.: +43 / 1 / 367 80 88 --- Fax: +43 / 1 / 367 80 88 99
Internet: **www.snt.at** --- E-Mail: **snt@snt.co.at**

printable version (pdf)

Last update 16.11.01

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Filing 3/2001

Q3 including Income Statement, Balance Sheet and Cash Flow Statement as pdf

Last update 03.01.02

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Quarterly Report Q3/2001

29 October 2001

S&T announces good third-quarter results and expects even stronger Q4

- Revenue up 41 percent, EBITDA up 20 percent
- Core business ITS up 82 percent
- Successful integration of last year's acquisitions
- Strong order pipeline supports Q4 expectations

Nasdaq Europe listed S&T System Integration & Technology Distribution AG (S&T) maintained its growth momentum in the third quarter of 2001. Revenues and EBIT of Q3 were well above the last year figures, thanks in part to the improved business climate in several S&T markets in Central and Eastern Europe and to the successful integration of last year's acquisitions.

The third quarter is normally the weakest for the company, but this year it saw a repeat of the first quarter's positive earnings. S&T further tightened its focus on its three core business units - Information Technology Solutions (ITS), Customer Support Organisation (CSO) and Medical Diagnostic Systems (MED) - in the third quarter, further running down its Information Technology Distribution (ITD) operations by disposing of the Slovenian hardware sales subsidiary, HPC.

At the same time the ITS sector was expanded by the takeover of the Slovenian software house Aster d.o.o. The acquisition has strengthened S&T's know-how and its presence in the high-end system integration and software solutions market.

Significant third-quarter rise in revenue and earnings

Revenue was up 41 percent in the third quarter of 2001, from EUR 24.502 million (m) to EUR 34.519m. Apart from the revenue of the two businesses disposed in December 2000, Electronic Test and Measurement Systems (TMO) and Chemical Analysis Systems (CA), revenue was up by an even more impressive 47 percent.

Organic growth amounted to 20 percent, the balance being contributed by acquisitions, particularly in the Czech Republic. Some 67 percent of revenue (third quarter 2000: 51 percent) came from the ITS business sector, which also showed the highest growth in revenue - 82 percent. S&T also racked up a marked gain in earnings compared with the like period of the previous year. EBITDA climbed by 20 percent, from EUR 1.506 million to EUR 1.801 million. Earnings before interest and tax (EBIT) advanced from EUR 684,000 to EUR 799,000.

Third quarter sales (consolidated, unaudited, IAS)

EUR '000	2001	2000	+/- %
Information Technology Solutions (ITS)	22.382	12.310	+82%
Customer Support Organization (CSO)	4.907	3.478	+41%
Medical Diagnosis and Monitoring Systems (MED)	2.219	1.127	+97%
Information Technology Distribution (ITD)	4.056	5.510	-26%
Electronic Test and Measurement Systems (TMO)	-	741	-
Chemical Analysis (CA)	-	883	-
Total sales	33.564	24.049	+40%

Consolidated income statement for the third quarter (unaudited, IAS)

EUR'000	7-9/2001	7-9/2000	+/- %
Total sales	33.564	24.049	+40%
Other income	955	453	+111%
Total revenues	34.519	24.502	+41%
Merchandise, spare parts and purchased service	(25.400)	(17.964)	+41%
Staff costs	(4.336)	(3.142)	+38%
Other operating expenses	(2.982)	(1.890)	+58%
EBITDA	1.801	1.506	+20%
Depreciation and amortisation expenses	(512)	(471)	+9%
Amortisation of goodwill	(490)	(351)	+40%
EBIT	799	684	+17%

Staff expenses rose more slowly than revenues, with restructuring programs beginning to bear fruit.

The increase of other operating expenses is caused by the enlarged base of operation, one time legal and consulting expenses related to the evaluation of potential acquisition targets and exceptional low expenses in Q3 2000. The year-to-date comparison shows an increase, which is well below the total growth of the company.

Sound results in first three quarters

In the first three quarters of 2001, S&T continued to systematically build up its core business sectors, pursuing an offensive acquisitions policy. Following the acquisitions in 2000 of Innet in Hungary and Neos (initial consolidation in 2001) in the Czech Republic, this year has seen the completion of purchases of Netway Computer Systems in Romania and software house Aster d.o.o. in Slovenia. The integration of these subsidiaries is going

ahead well, in line with S&T's track record of successful integrations in recent years. S&T's acquisition strategy focuses on building up its core businesses in the profitable high-end segments and on rapid entry to new regional markets.

The first nine months of 2001 saw revenue gain 33 percent from EUR 76.202m to EUR 101.170m. Despite the second quarter provision against a receivable from Bank Ukraine, EBITDA was up by five percent to EUR 3.980m. The breakdown of revenue by geographical markets shows 20% each coming from Slovenia and Czech Republic, 13% from Croatia, 10% from Slovakia, 9% from the Ukraine and 7% from Romania. The remaining 21% derive from 8 other CEE countries. In segmental terms, ITS with 64 percent contributes the bulk of the company's revenue, followed by CSO with 15.3 percent and MED with 6.8 percent. On 30th September 2001 (before the acquisition of Aster d.o.o.) the S&T Group had 750 employees.

Sales for the first three quarters (consolidated, unaudited, IAS)

EUR '000	2001	2000	+/- %
Information Technology Solutions (ITS)	63.586	37. 289	+ 71%
Customer Support Organization (CSO)	15.209	9.153	+ 66%
Medical Diagnosis and Monitoring Systems (MED)	6.717	5.625	+ 19%
Information Technology Distribution (ITD)	13.788	16.197	- 15%
Electronic Test and Measurement Systems (TMO)	-	3.791	-
Chemical Analysis (CA)	-	2.732	-
Total sales	99.300	74.787	+ 33%

Consolidated income statement for the first three quarters (unaudited, IAS)

EUR '000	1-9/2001	1-9/2000	+/- %
Total sales	99.300	74.787	+33%
Other income	1.870	1.415	+32%
Total revenues	101.170	76.202	+33%
Merchandise, spare parts and purchased services	(73.872)	(55.422)	+33%
Staff costs	(13.318)	(9.598)	+39%
Provisions for Bank Ukraine	(1.063)		
Other operating expenses	(8.937)	(7.406)	+21%
EBITDA	3.980	3.776	+5%
Depreciation and amortisation expenses	(1.509)	(1.409)	+7%
Amortisation of goodwil	(1.448)	(748)	+94%
EBIT	1.023	1.619	-37%

Outlook

In the light of S&T's performance in the first three quarters and the fact that results normally pick up in the fourth quarter, management expects a year-end rally, which will enable the revenue target of a record EUR 150m for financial 2001 to be hit. EBITDA for 2001 is expected to come out at EUR 7-8m.

The Slovenian software house Aster d.o.o. (annual revenue in 2000: EUR 4.5m), which was acquired in September 2001, will be consolidated in the fourth quarter of 2001. The two recently announced major orders from Romania are also expected to contribute to revenue growth. S&T and Philips Medical Systems will supply state-of-the-art high-end medical equipment for Romanian hospitals, together with a complete IT package for installation and maintenance. The total value of the contract is EUR 8.7m, scheduled for delivery in several installments by the end of 2002. This order is likely to bring MED's share of revenue to more than 10 percent. The second new contract, for EUR 4.3m, is the IT solution for the new Romanian passport system.

* * * * * *

S&T's management is available for a conference call on Monday, 29 October 2001 at 4.00pm Central European Time (UK 3.00pm). Tel: +44 (0)20 8288 4700; password: "S&T"; moderator: Karl Tantscher

*********** **S&T is IT in Emerging Europe***************

S&T helps businesses in Emerging Europe to improve their results by using Information Technology. With total annual revenues expected to surpass EUR 150 million in 2001 and 785 employees as per April 2001, S&T operates subsidiaries in Poland, Russia, Hungary, Czech Republic, Slovakia, Slovenia, Croatia, Romania, Bulgaria, Ukraine, Macedonia, Moldova, Bosnia-Herzegovina and Yugoslavia.

For more information on S&T, please contact:

Investor Relations and Business Information
Mr. Karl Tantscher
Chief Executive Officer
karl.tantscher@snt.at

Financial Information

Mr. Martin Bergler
Chief Financial Officer
martin.bergler@snt.at

S&T --- System Integration & Technology Distribution AG
Gunoldstrasse 16 --- A-1190 Vienna --- Austria
Tel.: +43 / 1 / 367 80 88 --- Fax: +43 / 1 / 367 80 88 99
www.snt.at --- snt@snt.at

S&T - Income Statement

	in ATS million		in EUR 1.000	
Sales	**1-9/01**	**1-9/00**	**1-9/01**	**1-9/00**
ITS	874,96	513,11	63.586	37.289
CSO	209,28	125,95	15.209	9.153
MSY	92,43	77,40	6.717	5.625
ITD	189,73	222,88	13.788	16.197
TMO + CA	0,00	89,76	0	6.523
Total sales	1.366,40	1.029,10	99.300	74.787
Other income	25,73	19,47	1.870	1.415
Total revenues	**1.392,13**	**1.048,57**	**101.170**	**76.202**
COGS	-1.016,51	-762,62	-73.872	-55.422
Staff	-183,25	-132,07	-13.318	-9.598
Other operating expenses	-137,61	-101,91	-10.000	-7.406
Total operating expenses	**-1.337,37**	**-996,60**	**-97.190**	**-72.426**
Profit from operations before depreciation and amortisation (EBITDA)	**54,76**	**51,97**	**3.980**	**3.776**
Depreciation and amortisation	-20,77	-19,39	-1.509	-1.409
Amortisation of goodwill	-19,92	-10,29	-1.448	-748
Profit from operations (EBIT)	**14,07**	**22,29**	**1.023**	**1.619**
Net financing income/expenses	-9,96	-8,83	-724	-642
Profit before tax	**4,11**	**13,46**	**299**	**977**

S&T - Consolidated Balance Sheet

Consolidated Balance Sheet	in ATS 1000			in EUR 1000		
Assets	**30/09/01**	**31/12/00**	**30/09/00**	**30/09/01**	**31/12/00**	**30/09/00**
Non-current assets						
Property, plant and equipment	122,914	127,687	141,408	8,933	9,279	10,277
Intangible assets	216,405	135,962	143,252	15,727	9,881	10,411
Investments in affiliated companies	17,774	46,215	20,641	1,292	3,359	1,500
Other investments	1,494	474	372	109	35	27
Non-current receivables	16,279	22,734	29,797	1,183	1,653	2,165
Deferred tax assets	22,628	20,767	26,147	1,644	1,509	1,900
	397,494	353,839	361,617	28,887	25,716	26,280
Current assets						
Inventories	124,247	125,803	144,283	9,029	9,142	10,485
Trade accounts receivable	300,692	303,277	182,118	21,852	22,040	13,235
Other receivables and prepayments	91,319	79,495	75,828	6,636	5,775	5,511
Cash and cash equivalents	132,821	173,295	54,492	9,652	12,593	3,960
	649,079	681,870	456,721	47,170	49,550	33,191
Total assets	**1,046,573**	**1,035,709**	**818,338**	**76,057**	**75,266**	**59,471**
Equity and liabilities						
Shareholders' equity						
Issued capital	49,937	47,250	47,222	3,629	3,434	3,432
Share premium	282,655	250,506	257,726	20,541	18,205	18,730
Accumulated translation adjustments	- 11,773	6,056	23,761	- 856	440	1,727
Retained earnings and other reserves	65,876	72,483	64,978	4,787	5,266	4,722
	386,695	376,295	393,687	28,102	27,345	28,610
Minority interest in subsidiaries	11	-	437	1	-	32
Non-current liabilities						
Loans and other liabilities	167,194	181,757	97,100	12,150	13,208	7,057
Deferred tax liabilities	14,455	11,976	17,062	1,050	870	1,240
	181,649	193,733	114,162	13,201	14,078	8,296
Current liabilities						
Trade accounts payable	195,158	197,814	92,939	14,183	14,376	6,754
Current tax liabilites	8,232	1,457	462	598	106	34
Other payables	104,832	129,858	116,585	7,618	9,437	8,473
Short-term borrowings	110,073	79,255	80,177	7,999	5,760	5,827
Provision and deferred income	59,923	57,297	19,889	4,355	4,164	1,445
	478,218	465,681	310,052	34,753	33,843	22,532
Total equity and liabilities	**1,046,573**	**1,035,709**	**818,338**	**76,057**	**75,266**	**59,471**

S&T - Cashflow Table

Consolidated cash flow statement	ATS 1000 1-9/01	ATS 1000 1-12/00	EUR 1000 1-9/01	EUR 1000 1-12/00
Profit from operations	14,069	45,602	1,022	3,314
Adjustments for items not affecting cash				
Depreciation and amortisation	39,931	38,419	2,902	2,792
Other (net)	-8,828	-19,017	-642	-1,382
	45,172	65,004	3,283	4,724
Changes in working capital				
(Increase)/ Decrease in trade accounts and other receivables	24,351	-137,328	1,770	-9,980
(Increase)/ Decrease in inventory	4,520	3,124	328	227
Increase/ (Decrease) in current liabilities	-73,519	90,584	-5,343	6,583
	-44,648	-43,620	-3,245	-3,170
Interest received	8,391	11,283	610	820
Interest paid	-16,911	-23,599	-1,229	-1,715
Taxes paid	-725	-5,559	-53	-404
Net cash from operating acivities	**-8,721**	**3,509**	**-634**	**255**
Investing activities				
Capital expenditure	-22,681	-43,015	-1,648	-3,126
Purchase of intangibel assets	-2,976	-2,642	-216	-192
Purchase of investments	-2,356	-12,467	-171	-906
Acquisition of subsidiaries, net of cash	-33,846	-21,879	-2,460	-1,590
Long term loans and receivables to other parties	-1,884	8,586	-137	624
Proceeds from sale of investments	1,590	24,356	116	1,770
Proceeds form sale of fixed assets	4,984	19,375	362	1,408
Net cash used in investing activities	**-57,169**	**-27,686**	**-4,155**	**-2,012**
Financing activities				
Treasury shares	3,776	15,549	274	1,130
Increase/(Decrease) in long term loans and borrowings	-7,548	47,872	-549	3,479
(Decrease)/Increase in Time deposits for a period not longer than three months	24,284	0	1,765	0
Increase/(Decrease) in short-term borrowings	29,817	-10,884	2,167	-791
Net cash used in financing activities	**50,329**	**52,537**	**3,658**	**3,818**
Net increase / (decrease) in cash and cash equivalents	**-15,561**	**28,360**	**-1,131**	**2,061**
Movement in cash and cash equivalents				
At start of year	75,420	42,492	5,481	3,088
Increase (Decrease)	-15,561	28,360	-1,131	2,061
Effect of exchange rate changes	-629	4,568	-46	332
At end of period	**59,230**	**75,420**	**4,304**	**5,481**

For the purpose of cash flow statement the cash and cash equivalents comprise TEUR 9.652 (2000: TEUR 12.593) less time deposits for a period longer than three months in the amount of TEUR 5.348, in 2000 TEUR 7.112 (equals TEUR 4.304, in 2000 TEUR 5,481).


IT SOLUTIONS & SERVICES

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Filing 2/2001

Q2 including Income Statement, Balance Sheet and Cash Flow Statement as pdf

Last update 09.07.01

TOP

Investor Relations | Half Year Reports

Half Year Report 2001

The main impact on the Q2 results came from the provision for receivables from Bank Ukraine (in liquidation), as reported earlier.

Despite this incident, the results reflect positively many of S&T's strategic goals such as strengthening of the core Information Technology Solutions business (revenue up by 65% during first half of 2001) and Customer Support Organisation (revenue up by 82% in the first half) and keeping gross margins up through a shift in the product and service portfolio.

Even after the disposal of two business units as the end of 2000, overall growth in sales in the first half of 2001 was 30%.

1. Results from operations for April-June 30, 2001 and 2000
(both consolidated, unaudited, IAS), in EUR 1,000

Sales	2001	2000	+/-%
Information Technology Solutions (ITS)	21,261	15,104	+ 41%
Customer Support Organisation (CSO)	5,752	3,039	+ 89%
Medical Systems (MED)	2,051	2,759	- 26%
Information Technology Distribution (ITD)	4,566	4,794	- 5%
Electronic Test and Measurement Systems (TMO) and Chemical Analysis Systems (CA)		3,073	
Total sales	**33,630**	**28,769**	**+ 17%**

ITS' revenue was EUR 21.261 million in Q2 of 2001 compared to EUR 15.104 million in Q2 of 2000 - and increase of 41%, mostly from acquisitions.

CSO's revenue was EUR 5.752 million in the second quarter of 2001 compared to EUR 3.039 million in the second quarter of 2000. This growth of 89% resulted from S&T's efforts to strengthen its portfolio of value added services.

MED's revenue showed a decrease in Q2 2001. Revenue was EUR 2.051 million compared to EUR 2.759 million in the same period of 2000 after a significant increase in Q1. This decrease of 26% was mainly caused by the "project type" of S&T's Medical business which may result in significant variation of quarterly sales. However the first half year 2001 and 2000 show exactly the same revenues from MED sales.

ITD's revenue in Q2 2001 was EUR 4.566 million compared to EUR 4.794 million in Q2 2000. This decrease is a consequence of S&T's strategy of avoiding low margin box moving.

As announced earlier the business units Electronic Test and Measurement Systems (TMO) and Chemical Analysis Systems (CA) have been disposed of per end of 2000 and will not contribute to 2001 results.

CONSOLIDATED INCOME STATEMENT for the three months periods ending June 30 (both consolidated, unaudited, IAS), in EUR 1,000,

	2001	2000	+/-%
Total sales revenue	33,630	28,769	+ 17%
Other income	189	413	- 54%
Total revenue	**33,819**	**29,182**	**+ 16%**
Merchandise, spare parts and purchased services	(24,741)	(21,082)	+ 17%
Staff	(4,650)	(3,473)	+ 34%
Provision for Bank Ukraine receivables	(1,063)		
Other operating expenses	(3,221)	(3,201)	+ 1%
EBITDA	**144**	**1,426**	**- 90%**
Depreciation and amortisation expenses	(501)	(499)	0%
Amortisation of goodwill	(460)	(305)	+ 51%
EBIT	**(817)**	**622**	

The other income consists mainly of forwarded expenses, release of unused provisions and gains from disposal of assets.

Cost of merchandise, spare parts and purchased services were EUR 24.741 million (resulting in a gross margin of 26.4% of sales) compared to EUR 21.082 million (a margin of 26.7% of sales). The average gross margin in the first half of 2001 is 26.3% compared to 26.1% in 1-6/2000.

Staff costs totalled EUR 4.65 million in Q2 of 2001 compared to EUR 3.473 million in Q2 of 2000. The increase of 34% resulted from an increased number of employees and from increased wages. The total number of employees rose from 581 on June 30, 2000 to 745 on June 30, 2001 as a result of acquisitions (InNet, Neos).

Q2 was significantly impacted by the provision for a receivable from Bank Ukraine as was announced earlier.

Other operating expenses were EUR 3.221 million in Q2 of 2001 compared to EUR 3.201 million in Q2 of 2000. Considering the enlarged base, this minor increase reflects on S&T's efforts to contain costs.

Despite the large one-time provision to be offset against a three-month reporting period, EBITDA was still positive.

Depreciation and amortisation costs increased marginally to EUR 501,000 for Q2 2001 despite a larger operating base.

The amortisation of goodwill arising from acquisitions increased from EUR 305,000 in Q2 2000 to EUR 460,000. This increase of 51% reflected the acquisitions of NEOS and InNET.

Earnings before interest and tax (EBIT) were down by EUR 817,000 in the second quarter 2001, compared to a profit of EUR 622,000 in the second quarter of 2000.

2. Results of the S&T group for the first half year of 2001

S&T shows growth in revenue of 29% of the first half of 2001 compared to the first half year 2000.

INCOME STATEMENT in EUR 1,000 for the six months period ending June 30 (both consolidated, unaudited, IAS), in EUR 1,000

	2001	2000	+/-%
Information Technology Solutions (ITS)	41,204	24,979	+ 65%
Customer Support Organisation (CSO)	10,302	5,675	+ 82%
Medical Systems (MED)	4,498	4,498	0%
Information Technology Distribution (ITD)	9,732	10,687	- 9%
Electronic Test and Measurement Systems (TMO) and Chemical Analysis Systems (CA)		4,899	
Total sales revenue	65,736	50,738	+ 30%
Other income	915	962	- 5%
Total revenue	**66,651**	**51,700**	**+ 29%**
Merchandise, spare parts and purchased services	(48,472)	(37,458)	+ 29%
Staff	(8,982)	(6,456)	+ 39%
Provision for Bank Ukraine receivables	(1,063)		
Other operating expenses	(5,955)	(5,516)	+ 8%
EBITDA	**2,179**	**2,270**	**- 4%**
Depreciation and amortisation expenses	(997)	(938)	+ 6%
Amortisation of goodwill	(958)	(397)	+141%
EBIT	**224**	**935**	**- 76%**

3. Outlook

Management expects results for Q3 and Q4 of 2001 to lead to the forecast annual revenue of EUR 150 million. However, we lower our guidance on EBITfor the full year to EUR 5.5 million due to the provision for Bank Ukraine and a possible impact from the prolonged cautiousness of investors, which might limit foreign direct investments into Central- and Eastern Europe (CEE).

On the other hand, we see significant opportunities ahead and will continue with our expansion policy, which potentially includes selective acquisitions in the stronger markets of CEE.

The ongoing integration of acquired companies is leading to productivity gains, such that operating expenses, including staff expenses will decrease as a percentage of revenues, resulting in improved profitability.

S&T´s management is available for a conference call today
July 23, 2001 at 4.00 p.m. Central European time,
UK: 3.00 p.m., US: 10.00 a.m. East time
Dial: +44 (0)20 8288 4700; Password: "S&T"; chairman: Mr. Karl Tantscher

With total annual revenue expected to surpass EUR 150 million in 2001 and 745 employees as of June 30, 2001, S&T operates subsidiaries in Poland, Russia, Hungary, Czech Republic, Slovakia, Slovenia, Croatia, Romania, Bulgaria, Ukraine, Macedonia, Moldova, Bosnia-Herzegovina and Yugoslavia.

S&T System Integration & Technology Distribution AG is listed on NASDAQ Europe (Reuters: SNTS.ED, Bloomberg: SNTS ES) and on NEWEX (SYA).



For more information on S&T, please contact:

Investor Relations and Business Information
Mr. Karl Tantscher
Chief Executive Officer
karl.tantscher@snt.at

Financial Information
Mr. Martin Bergler
Chief Financial Officer
martin.bergler@snt.at

S&T --- System Integration & Technology Distribution AG
Gunoldstrasse 16 --- A-1190 Vienna --- Austria
Tel.: +43 / 1 / 367 80 88 --- Fax: +43 / 1 / 367 80 88 99
www.snt.at --- snt@snt.at

S&T - Income Statement

	in ATS million		in EUR 1.000	
Sales	**1-6/01**	**1-6/00**	**1-6/01**	**1-6/00**
ITS	566.98	343.72	41,204	24,979
CSO	141.76	78.09	10,302	5,675
MSY	61.89	61.89	4,498	4,498
ITD	133.92	147.06	9,732	10,687
TMO + CA	0.00	67.41	0	4,899
Total sales	904.55	698.17	65,736	50,738
Other income	12.59	13.24	915	962
Total revenues	**917.13**	**711.41**	**66,651**	**51,700**
COGS	-666.99	-515.44	-48,472	-37,458
Staff	-123.59	-88.83	-8,982	-6,456
Other operating expenses	-96.57	-75.90	-7,018	-5,516
Total operating expenses	**-887.15**	**-680.17**	**-64,472**	**-49,430**
Profit from operations before depreciation and amortisation (EBITDA)	**29.98**	**31.24**	**2,179**	**2,270**
Depreciation and amortisation	-13.73	-12.91	-997	-938
Amortisation of goodwill	-13.19	-5.46	-958	-397
Profit from operations (EBIT)	**3.07**	**12.87**	**224**	**935**
Net financing income/expenses	1.74	-10.32	126	-750
Profit before tax	**4.81**	**2.55**	**350**	**185**

S&T - Consolidated Balance Sheet

Consolidated Balance Sheet	in ATS 1000			in EUR 1000		
Assets	**6/30/2001**	**12/31/2000**	**6/30/2000**	**6/30/2001**	**12/31/2000**	**6/30/2000**
Non-current assets						
Property, plant and equipment	135,772	127,687	132,693	9,867	9,279	9,643
Intangible assets	224,461	135,962	110,648	16,312	9,881	8,041
Investments in affiliated companies	17,049	46,215	19,207	1,239	3,359	1,396
Other investments	1,499	474	3,652	109	35	265
Non-current receivables	15,917	22,734	32,241	1,157	1,653	2,343
Deferred tax assets	24,809	20,767	30,209	1,803	1,509	2,195
	419,507	353,839	328,650	30,487	25,716	23,884
Current assets						
Inventories	127,118	125,803	131,956	9,238	9,142	9,590
Trade accounts receivable	295,185	303,277	229,558	21,452	22,040	16,683
Other receivables and prepayments	85,946	79,495	59,539	6,246	5,775	4,327
Cash and cash equivalents	149,437	173,295	163,696	10,860	12,593	11,896
	657,686	681,870	584,749	47,796	49,550	42,495
Total assets	**1,077,193**	**1,035,709**	**913,399**	**78,283**	**75,266**	**66,379**
Equity and liabilities						
Shareholders' equity						
Issued capital	49,937	47,250	45,000	3,629	3,434	3,270
Share premium	276,908	250,506	232,850	20,124	18,205	16,922
Accumulated translation adjustments	- 6,017	6,056	25,212	- 437	440	1,832
Retained earnings and other reserves	72,216	72,483	60,712	5,248	5,266	4,412
	393,044	376,295	363,774	28,564	27,345	26,436
Minority interest in subsidiaries	12	-	686	1	-	50
Non-current liabilities						
Loans and other liabilities	174,557	181,757	208,599	12,686	13,208	15,159
Deferred tax liabilities	15,677	11,976	14,622	1,139	870	1,063
	190,234	193,733	223,221	13,825	14,078	16,222
Current liabilities						
Trade accounts payable	186,464	197,814	125,426	13,551	14,376	9,115
Current tax liabilites	3,843	1,457	159	279	106	12
Other payables	147,642	129,858	90,760	10,730	9,437	6,596
Short-term borrowings	89,558	79,255	82,531	6,508	5,760	5,998
Provision and deferred income	66,396	57,297	26,842	4,825	4,164	1,951
	493,903	465,681	325,718	35,893	33,843	23,671
Total equity and liabilities	**1,077,193**	**1,035,709**	**913,399**	**78,283**	**75,266**	**66,379**

S&T - Cashflow Table

Consolidated cash flow statement	ATS 1000 1-6/01	ATS 1000 1-12/00	EUR 1000 1-6/01	EUR 1000 1-12/00
Profit from operations	3,071	45,602	223	3,314
Adjustments for items not affecting cash				
Depreciation and amortisation	26,716	38,419	1,942	2,792
Other (net)	-3,280	-19,017	-238	-1,382
	26,507	65,004	1,926	4,724
Changes in working capital				
(Increase)/ Decrease in trade accounts and other receivables	75,444	-137,328	5,483	-9,980
(Increase)/ Decrease in inventory	8,990	3,124	653	227
Increase/ (Decrease) in current liabilities	-83,155	90,584	-6,043	6,583
	1,279	-43,620	93	-3,170
Interest received	6,527	11,283	474	820
Interest paid	-10,439	-23,599	-759	-1,715
Taxes paid	-5,759	-5,559	-419	-404
Net cash from operating acivities	**18,115**	**3,509**	**1,316**	**255**
Investing activities				
Capital expenditure	-18,748	-43,015	-1,362	-3,126
Purchase of intangibel assets	-2,139	-2,642	-155	-192
Purchase of investments	-1,071	-12,467	-78	-906
Acquisition of subsidiaries, net of cash	-27,550	-21,879	-2,002	-1,590
Long term loans and receivables to other parties	-1,259	8,586	-91	624
Proceeds from sale of investments	4,297	24,356	312	1,770
Proceeds form sale of fixed assets	3,916	19,375	285	1,408
Net cash used in investing activities	**-42,554**	**-27,686**	**-3,093**	**-2,012**
Financing activities				
Treasury shares	-1,971	15,549	-143	1,130
Increase/(Decrease) in long term loans and borrowings	-8,312	47,872	-604	3,479
(Decrease)/Increase in Time deposits for a period longer than three months	12,142	0	882	0
Increase/(Decrease) in short-term borrowings	9,213	-10,884	670	-791
Net cash used in financing activities	**11,072**	**52,537**	**805**	**3,818**
Net increase / (decrease) in cash and cash equivalents	**-13,367**	**28,360**	**-971**	**2,061**
Movement in cash and cash equivalents				
At start of year	75,420	42,492	5,481	3,088
Increase (Decrease)	-13,367	28,360	-971	2,061
Effect of exchange rate changes	1,668	4,568	121	332
At end of period	63,721	75,420	4,631	5,481

For the purpose of cash flow statement the cash and cash equivalents comprise TEUR 10.860 (2000: TEUR 12.593) less time deposits for a period longer than three months in the amount of TEUR 6.229, in 2000 TEUR 7.112 (equals TEUR 4.631, in 2000 TEUR 5.481).


IT SOLUTIONS & SERVICES

Investor Relations | Filing

Filing 1/2001

Q1 including Income Statement, Balance Sheet and Cash Flow Statement as pdf

Last update 09.07.01

TOP

Investor Relations | Half Year Reports

Half Year Report 2001

The main impact on the Q2 results came from the provision for receivables from Bank Ukraine (in liquidation), as reported earlier.

Despite this incident, the results reflect positively many of S&T's strategic goals such as strengthening of the core Information Technology Solutions business (revenue up by 65% during first half of 2001) and Customer Support Organisation (revenue up by 82% in the first half) and keeping gross margins up through a shift in the product and service portfolio.

Even after the disposal of two business units as the end of 2000, overall growth in sales in the first half of 2001 was 30%.

1. Results from operations for April-June 30, 2001 and 2000
(both consolidated, unaudited, IAS), in EUR 1,000

Sales	2001	2000	+/-%
Information Technology Solutions (ITS)	21,261	15,104	+ 41%
Customer Support Organisation (CSO)	5,752	3,039	+ 89%
Medical Systems (MED)	2,051	2,759	- 26%
Information Technology Distribution (ITD)	4,566	4,794	- 5%
Electronic Test and Measurement Systems (TMO) and Chemical Analysis Systems (CA)		3,073	
Total sales	**33,630**	**28,769**	**+ 17%**

ITS' revenue was EUR 21.261 million in Q2 of 2001 compared to EUR 15.104 million in Q2 of 2000 - and increase of 41%, mostly from acquisitions.

CSO's revenue was EUR 5.752 million in the second quarter of 2001 compared to EUR 3.039 million in the second quarter of 2000. This growth of 89% resulted from S&T's efforts to strengthen its portfolio of value added services.

MED's revenue showed a decrease in Q2 2001. Revenue was EUR 2.051 million compared to EUR 2.759 million in the same period of 2000 after a significant increase in Q1. This decrease of 26% was mainly caused by the "project type" of S&T's Medical business which may result in significant variation of quarterly sales. However the first half year 2001 and 2000 show exactly the same revenues from MED sales.

ITD's revenue in Q2 2001 was EUR 4.566 million compared to EUR 4.794 million in Q2 2000. This decrease is a consequence of S&T's strategy of avoiding low margin box moving.

As announced earlier the business units Electronic Test and Measurement Systems (TMO) and Chemical Analysis Systems (CA) have been disposed of per end of 2000 and will not contribute to 2001 results.

CONSOLIDATED INCOME STATEMENT for the three months periods ending June 30 (both consolidated, unaudited, IAS), in EUR 1,000,

	2001	2000	+/-%
Total sales revenue	33,630	28,769	+ 17%
Other income	189	413	- 54%
Total revenue	**33,819**	**29,182**	**+ 16%**
Merchandise, spare parts and purchased services	(24,741)	(21,082)	+ 17%
Staff	(4,650)	(3,473)	+ 34%
Provision for Bank Ukraine receivables	(1,063)		
Other operating expenses	(3,221)	(3,201)	+ 1%
EBITDA	**144**	**1,426**	**- 90%**
Depreciation and amortisation expenses	(501)	(499)	0%
Amortisation of goodwill	(460)	(305)	+ 51%
EBIT	**(817)**	**622**	

The other income consists mainly of forwarded expenses, release of unused provisions and gains from disposal of assets.

Cost of merchandise, spare parts and purchased services were EUR 24.741 million (resulting in a gross margin of 26.4% of sales) compared to EUR 21.082 million (a margin of 26.7% of sales). The average gross margin in the first half of 2001 is 26.3% compared to 26.1% in 1-6/2000.

Staff costs totalled EUR 4.65 million in Q2 of 2001 compared to EUR 3.473 million in Q2 of 2000. The increase of 34% resulted from an increased number of employees and from increased wages. The total number of employees rose from 581 on June 30, 2000 to 745 on June 30, 2001 as a result of acquisitions (InNet, Neos).

Q2 was significantly impacted by the provision for a receivable from Bank Ukraine as was announced earlier.

Other operating expenses were EUR 3.221 million in Q2 of 2001 compared to EUR 3.201 million in Q2 of 2000. Considering the enlarged base, this minor increase reflects on S&T's efforts to contain costs.

Despite the large one-time provision to be offset against a three-month reporting period, EBITDA was still positive.

Depreciation and amortisation costs increased marginally to EUR 501,000 for Q2 2001 despite a larger operating base.

The amortisation of goodwill arising from acquisitions increased from EUR 305,000 in Q2 2000 to EUR 460,000. This increase of 51% reflected the acquisitions of NEOS and InNET.

Earnings before interest and tax (EBIT) were down by EUR 817,000 in the second quarter 2001, compared to a profit of EUR 622,000 in the second quarter of 2000.

2. Results of the S&T group for the first half year of 2001

S&T shows growth in revenue of 29% of the first half of 2001 compared to the first half year 2000.

INCOME STATEMENT in EUR 1,000 for the six months period ending June 30 (both consolidated, unaudited, IAS), in EUR 1,000

	2001	2000	+/-%
Information Technology Solutions (ITS)	41,204	24,979	+ 65%
Customer Support Organisation (CSO)	10,302	5,675	+ 82%
Medical Systems (MED)	4,498	4,498	0%
Information Technology Distribution (ITD)	9,732	10,687	- 9%
Electronic Test and Measurement Systems (TMO) and Chemical Analysis Systems (CA)		4,899	
Total sales revenue	65,736	50,738	+ 30%
Other income	915	962	- 5%
Total revenue	**66,651**	**51,700**	**+ 29%**
Merchandise, spare parts and purchased services	(48,472)	(37,458)	+ 29%
Staff	(8,982)	(6,456)	+ 39%
Provision for Bank Ukraine receivables	(1,063)		
Other operating expenses	(5,955)	(5,516)	+ 8%
EBITDA	**2,179**	**2,270**	**- 4%**
Depreciation and amortisation expenses	(997)	(938)	+ 6%
Amortisation of goodwill	(958)	(397)	+141%
EBIT	**224**	**935**	**- 76%**

3. Outlook

Management expects results for Q3 and Q4 of 2001 to lead to the forecast annual revenue of EUR 150 million. However, we lower our guidance on EBITfor the full year to EUR 5.5 million due to the provision for Bank Ukraine and a possible impact from the prolonged cautiousness of investors, which might limit foreign direct investments into Central- and Eastern Europe (CEE).

On the other hand, we see significant opportunities ahead and will continue with our expansion policy, which potentially includes selective acquisitions in the stronger markets of CEE.

The ongoing integration of acquired companies is leading to productivity gains, such that operating expenses, including staff expenses will decrease as a percentage of revenues, resulting in improved profitability.

S&T´s management is available for a conference call today
July 23, 2001 at 4.00 p.m. Central European time,
UK: 3.00 p.m., US: 10.00 a.m. East time
***Dial: +44 (0)20 8288 4700; Password: "S&T"; chairman:* Mr. Karl Tantscher**

With total annual revenue expected to surpass EUR 150 million in 2001 and 745 employees as of June 30, 2001, S&T operates subsidiaries in Poland, Russia, Hungary, Czech Republic, Slovakia, Slovenia, Croatia, Romania, Bulgaria, Ukraine, Macedonia, Moldova, Bosnia-Herzegovina and Yugoslavia.

S&T System Integration & Technology Distribution AG is listed on NASDAQ Europe (Reuters: SNTS.ED, Bloomberg: SNTS ES) and on NEWEX (SYA).



For more information on S&T, please contact:

Investor Relations and Business Information
Mr. Karl Tantscher
Chief Executive Officer
karl.tantscher@snt.at

Financial Information

Mr. Martin Bergler
Chief Financial Officer
martin.bergler@snt.at

S&T --- System Integration & Technology Distribution AG
Gunoldstrasse 16 --- A-1190 Vienna --- Austria
Tel.: +43 / 1 / 367 80 88 --- Fax: +43 / 1 / 367 80 88 99
www.snt.at --- snt@snt.at

S&T - Income Statement

	in ATS million		in EUR 1.000	
Sales	1-6/01	1-6/00	1-6/01	1-6/00
ITS	566.98	343.72	41,204	24,979
CSO	141.76	78.09	10,302	5,675
MSY	61.89	61.89	4,498	4,498
ITD	133.92	147.06	9,732	10,687
TMO + CA	0.00	67.41	0	4,899
Total sales	904.55	698.17	65,736	50,738
Other income	12.59	13.24	915	962
Total revenues	**917.13**	**711.41**	**66,651**	**51,700**
COGS	-666.99	-515.44	-48,472	-37,458
Staff	-123.59	-88.83	-8,982	-6,456
Other operating expenses	-96.57	-75.90	-7,018	-5,516
Total operating expenses	**-887.15**	**-680.17**	**-64,472**	**-49,430**
Profit from operations before depreciation and amortisation (EBITDA)	**29.98**	**31.24**	**2,179**	**2,270**
Depreciation and amortisation	-13.73	-12.91	-997	-938
Amortisation of goodwill	-13.19	-5.46	-958	-397
Profit from operations (EBIT)	**3.07**	**12.87**	**224**	**935**
Net financing income/expenses	1.74	-10.32	126	-750
Profit before tax	**4.81**	**2.55**	**350**	**185**

S&T -
Consolidated Balance Sheet

Consolidated Balance Sheet		**in ATS 1000**			**in EUR 1000**	
Assets	**6/30/2001**	**12/31/2000**	**6/30/2000**	**6/30/2001**	**12/31/2000**	**6/30/2000**
Non-current assets						
Property, plant and equipment	135,772	127,687	132,693	9,867	9,279	9,643
Intangible assets	224,461	135,962	110,648	16,312	9,881	8,041
Investments in affiliated companies	17,049	46,215	19,207	1,239	3,359	1,396
Other investments	1,499	474	3,652	109	35	265
Non-current receivables	15,917	22,734	32,241	1,157	1,653	2,343
Deferred tax assets	24,809	20,767	30,209	1,803	1,509	2,195
	419,507	353,839	328,650	30,487	25,716	23,884
Current assets						
Inventories	127,118	125,803	131,956	9,238	9,142	9,590
Trade accounts receivable	295,185	303,277	229,558	21,452	22,040	16,683
Other receivables and prepayments	85,946	79,495	59,539	6,246	5,775	4,327
Cash and cash equivalents	149,437	173,295	163,696	10,860	12,593	11,896
	657,686	681,870	584,749	47,796	49,550	42,495
Total assets	**1,077,193**	**1,035,709**	**913,399**	**78,283**	**75,266**	**66,379**
Equity and liabilities						
Shareholders´ equity						
Issued capital	49,937	47,250	45,000	3,629	3,434	3,270
Share premium	276,908	250,506	232,850	20,124	18,205	16,922
Accumulated translation adjustments	- 6,017	6,056	25,212	- 437	440	1,832
Retained earnings and other reserves	72,216	72,483	60,712	5,248	5,266	4,412
	393,044	376,295	363,774	28,564	27,345	26,436
Minority interest in subsidiaries	12	-	686	1	-	50
Non-current liabilities						
Loans and other liabilities	174,557	181,757	208,599	12,686	13,208	15,159
Deferred tax liabilities	15,677	11,976	14,622	1,139	870	1,063
	190,234	193,733	223,221	13,825	14,078	16,222
Current liabilities						
Trade accounts payable	186,464	197,814	125,426	13,551	14,376	9,115
Current tax liabilites	3,843	1,457	159	279	106	12
Other payables	147,642	129,858	90,760	10,730	9,437	6,596
Short-term borrowings	89,558	79,255	82,531	6,508	5,760	5,998
Provision and deferred income	66,396	57,297	26,842	4,825	4,164	1,951
	493,903	465,681	325,718	35,893	33,843	23,671
Total equity and liabilities	**1,077,193**	**1,035,709**	**913,399**	**78,283**	**75,266**	**66,379**

S&T - Cashflow Table

Consolidated cash flow statement	ATS 1000 1-6/01	ATS 1000 1-12/00	EUR 1000 1-6/01	EUR 1000 1-12/00
Profit from operations	3,071	45,602	223	3,314
Adjustments for items not affecting cash				
Depreciation and amortisation	26,716	38,419	1,942	2,792
Other (net)	-3,280	-19,017	-238	-1,382
	26,507	65,004	1,926	4,724
Changes in working capital				
(Increase)/ Decrease in trade accounts and other receivables	75,444	-137,328	5,483	-9,980
(Increase)/ Decrease in inventory	8,990	3,124	653	227
Increase/ (Decrease) in current liabilities	-83,155	90,584	-6,043	6,583
	1,279	-43,620	93	-3,170
Interest received	6,527	11,283	474	820
Interest paid	-10,439	-23,599	-759	-1,715
Taxes paid	-5,759	-5,559	-419	-404
Net cash from operating acivities	**18,115**	**3,509**	**1,316**	**255**
Investing activities				
Capital expenditure	-18,748	-43,015	-1,362	-3,126
Purchase of intangibel assets	-2,139	-2,642	-155	-192
Purchase of investments	-1,071	-12,467	-78	-906
Acquisition of subsidiaries, net of cash	-27,550	-21,879	-2,002	-1,590
Long term loans and receivables to other parties	-1,259	8,586	-91	624
Proceeds from sale of investments	4,297	24,356	312	1,770
Proceeds form sale of fixed assets	3,916	19,375	285	1,408
Net cash used in investing activities	**-42,554**	**-27,686**	**-3,093**	**-2,012**
Financing activities				
Treasury shares	-1,971	15,549	-143	1,130
Increase/(Decrease) in long term loans and borrowings	-8,312	47,872	-604	3,479
(Decrease)/Increase in Time deposits for a period longer than three months	12,142	0	882	0
Increase/(Decrease) in short-term borrowings	9,213	-10,884	670	-791
Net cash used in financing activities	**11,072**	**52,537**	**805**	**3,818**
Net increase / (decrease) in cash and cash equivalents	**-13,367**	**28,360**	**-971**	**2,061**
Movement in cash and cash equivalents				
At start of year	75,420	42,492	5,481	3,088
Increase (Decrease)	-13,367	28,360	-971	2,061
Effect of exchange rate changes	1,668	4,568	121	332
At end of period	63,721	75,420	4,631	5,481

For the purpose of cash flow statement the cash and cash equivalents comprise TEUR 10.860 (2000: TEUR 12.593) less time deposits for a period longer than three months in the amount of TEUR 6.229, in 2000 TEUR 7.112 (equals TEUR 4.631, in 2000 TEUR 5,481).

PROSPECTUS

S & T SYSTEM INTEGRATION & TECHNOLOGY DISTRIBUTION AG

Offering of
219,550 Ordinary Bearer Shares

Offer Price: ATS 2,500 per Offer Share

219,550 ordinary bearer shares of nominal value ATS 100 each (the "Offer Shares" which term shall also include any additional Offer Shares in respect of which the Over-allotment Option (as defined herein) is exercised) of S & T System Integration & Technology Distribution AG (the "Company" or the "Issuer"), an Austrian company registered with the Commercial Register at the Commercial Court in Vienna, Austria, are being offered in Europe (the "Offering"). The Offering comprises private placements and offerings utilizing other exemptions from public offering registration requirements in Europe. Of the 219,550 Offer Shares offered hereby, 89,550 Offer Shares (the "Old Shares") are being sold by certain existing shareholders of the Company (the "Selling Shareholders") and 130,000 Offer Shares (the "New Shares") are being issued by the Company. CA IB Investmentbank AG (the "Global Coordinator"), Erste Bank, Banque Nationale de Paris and KBC Securities (the "Co-Managers" and together with the Global Coordinator the "Managers") have severally agreed to subscribe for and purchase the Offer Shares as described herein. In connection with the Offering certain of the Selling Shareholders have granted the Global Coordinator an option (the "Over-allotment Option"), exercisable within 30 days after the Closing Date (as defined herein), to purchase up to 19,000 additional Offer Shares, solely to cover over-allotments, if any.

The Offer Shares will be offered outside the Unites States in reliance on Regulation S ("Regulation S") under the United States Securities Act of 1933, as amended (the "Securities Act").

Prior to the Offering, there has been no market for the ordinary bearer shares with a nominal value of ATS 100 (the "Shares") of the Company. On June 26, 1998, an application has been made for the admission to trading of the Shares (including the Offer Shares) of the Company to the European Association of Securities Dealers' Automated Quotation ("EASDAQ") under the symbol SNTS.

See "Risk Factors" for a discussion of certain factors that should be considered in connection with an investment in Offer Shares offered hereby.

	Price to Public	Underwriting and Selling Commissions(1)	Net Proceeds to the Company(2)
Per Share Offer	ATS 2,500	ATS 150	ATS 2,350
Total(3)	ATS 548,875,000	ATS 32,932,500	ATS 305,500,000

(1) The Company and the Selling Shareholders have agreed to indemnify the Managers against certain liabilities in connection with the offer, subscription and sale of the Offer Shares. See 2.5.4.

(2) Before deducting estimated expenses of ATS 11,750,000 payable by the Company. The Company will not receive any proceeds from the sale of the Old Shares sold by the Selling Shareholders. See 2.3.8 "Remuneration of Financial Intermediaries", 2.5.1 "Net Proceeds to the Company from the Offering", 2.5.2. "Use of Proceeds" and 2.5.4 "Underwriting".

(3) The Company will not receive any proceeds from the sale of Offer Shares in respect of which the Over-allotment option is exercised. See Section 2.5.2 "Use of Proceeds" and Section 2.5.4 "Underwriting".

The Offer Shares will be offered severally by the Managers subject to prior sale or issue, receipt and acceptance by them and subject to their right to reject any order in whole or in part and to certain other conditions. It is expected that payment and delivery of the Offer Shares will be made on or about July 20, 1998 (the "Closing Date"). Offer Shares may be credited to the accounts of investors with financial institutions that have directly or indirectly access to INTERSETTLE, the Swiss-based clearing and settlement system ("INTERSETTLE"). The term financial institution includes the Euroclear System ("Euroclear") and Cedel Bank, société anonyme ("Cedel Bank"), which have each made arrangements with INTERSETTLE to have the Offer Shares credited to accounts with Euroclear or Cedel Bank through intermediaries.

Global Coordinator and Book Runner

CA IB

CA IB Investmentbank Aktiengesellschaft

Managers

Erste Bank | **Banque Nationale de Paris** | **KBC Securities**

The date of this Prospectus is July 13, 1998

This Prospectus is used exclusively in connection with the offer, subscription and sale of the Offer Shares. The Company, having made all reasonable inquiries, accepts responsibility for, and confirms that this Prospectus contains, all information with regard to the Company and the Offer Shares that is material in the context of the offering, subscription and sale of the Offer Shares, that the information contained in this Prospectus is true and correct in all material respects and is not misleading, that the opinions and intentions of the Company expressed herein are honestly held and that there are no other facts the omission of which makes this Prospectus as a whole or any of such information or the expression of any such opinions or intentions misleading. In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering including the merits and risks involved. See Section 1.1 "Persons Responsible for the Prospectus and Declaration" and "Risk Factors".

This Prospectus has been approved by the Belgian Banking and Finance Commission ("*Commissie voor her Bank-en Financiewezen/Commission Bancaire et Financière*") ("BFC") on July 2, 1998 in accordance with Article 29ter, § of Royal Decree n° 185 of 9 July 1935 and Article 11 of the Royal Decree of 31 October 1991 on the prospectus to be published in connection with a public offering of securities. The Approval of this Prospectus by the BFC does not imply any judgments as to the appropriateness or the quality of this Offering or the Offer Shares nor of the situation of the Company or the Selling Shareholders. The notice prescribed by Article 29, §1 of the Royal Decree n° 185 will appear in the financial press on or prior to the first day of trading of the Shares on EASDAQ.

Prior to the trading of the Shares on EASDAQ the Offer Shares shall not, whether directly or indirectly, be offered, sold, transferred or delivered in Belgium to any individual or legal entity other than institutional investors referred to in Article 3,2° of the Belgian Royal Decree of January 9, 1991 on the public character of transactions involving public savings and the qualification of certain transactions as public offerings acting on their own account.

This Prospectus has been issued to the recipient hereof for his personal use only and exclusively for the purposes of the Offering. Accordingly, this document may not be used for any other purpose and, prior to the date of admission to trading on EASDAQ, may not be passed on to any person in Belgium.

No person is authorized to give any information or to make any representation in connection with the offer, subscription or sale of the Offer Shares other than as contained in this Prospectus, and, if given or made, such information or representation must not be relied upon as having been authorized by the Selling Shareholders, the Company or any of the Managers. No representation or warranty, express or implied, is made by the Managers or any of their affiliates or advisers as to the accuracy or completeness of the information contained herein, and nothing contained in this Prospectus is, or shall be relied upon as, a promise or representation by any of the Managers or any of their affiliates or advisors as to the past or the future. The delivery of this Prospectus shall not under any circumstances imply that the information contained herein is correct at any time subsequent to the date hereof or that there has been no change in the affairs of the Company since the date hereof.

This Prospectus does not constitute or form part of an offer or invitation to purchase, or a solicitation by or on behalf of the Selling Shareholders, the Company, any Manager or any person of any offer to purchase or subscribe to any of the Offer Shares in any jurisdiction where, or to any person to whom, it is unlawful for such person to make such an offer or solicitation. The distribution of this Prospectus and the offering or sale of the Offer Shares in certain jurisdictions is restricted by law. Persons into whose possession this document may come are required by the Selling Shareholders, the Company and the Managers to inform themselves about and to observe such restrictions. This Prospectus may not be used for, or in connection with, any offer to, or solicitation by, anyone in any jurisdiction or any circumstances in which such offer or solicitation is not authorized or is unlawful. Neither the Selling Shareholders, the Company nor any of the Managers is making any representation to any offeree or purchaser of the Offer Shares described herein regarding the legality of investment therein by such offeree or purchaser.

IN CONNECTION WITH THE OFFERING, CA IB INVESTMENTBANK AG AND ITS AGENTS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE OFFER SHARES AT LEVELS WHICH MIGHT NOT OTHERWISE PREVAIL. SUCH TRANSACTIONS MAY BE EFFECTED ON EASDAQ OR OTHERWISE. SUCH STABILIZING IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

FINANCIAL AND OTHER INFORMATION

The Company publishes its consolidated financial statements in Austrian schillings. References to "ATS" or "Austrian schillings" are to the currency of the Republic of Austria. References to "$", "US$". "U.S.$", "US dollar" or "U.S. dollar" are to the currency of the United States.

UNITED STATES RESTRICTIONS

The Offer Shares have not been registered under the Securities Act and may not be offered or sold within the United States or to, or for the account or benefit of, United States persons (as defined in Regulation S) except to certain persons in offshore transactions in reliance on Regulation S.

In addition, prior to the expiration of the period (the "Restricted Period") from the date of the commencement of the Offering to the date 40 days after completion of the Offering of the Offer Shares (including the Offer Shares, if any, in respect of which the Over-allotment Option is exercised) an offer or sale within the United States by any dealer (whether or not participating in the Offering) of any Offer Shares offered outside the United States may violate the registration requirements of the Securities Act.

UNITED KINGDOM RESTRICTIONS

The Offer Shares may not be offered or sold into the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding or disposing of investments (as principal or agent) for the purposes of their businesses (or in other circumstances that do not constitute an offer to the public in the United Kingdom for the purposes of the Public Offers of Securities Regulations 1995), and this Prospectus may only be issued or passed on in or into the United Kingdom to any person of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996, as amended, or to whom the Prospectus may otherwise lawfully be issued or passed on by reason of, or of any regulation made under, Section 58 of the Financial Services Act 1986. All applicable provisions of the Public Offers of Securities Regulations 1995 and the Financial Services Act 1986 must be complied with in respect of anything done in relation to the Offer Shares in, from or otherwise involving the United Kingdom.

[THIS PAGE INTENTIONALLY LEFT BLANK]

TABLE OF CONTENTS

			Page
SUMMARY			6
CAPITALIZATION			11
RISK FACTORS			12
CHAPTER I:	GENERAL INFORMATION AND INFORMATION CONCERNING THOSE RESPONSIBLE FOR THE PROSPECTUS AND THE AUDITING OF ACCOUNTS		17
	1.1	Persons Responsible for the Prospectus and Declaration	17
	1.2	Auditors and Scope of their Audit	17
	1.3	Approval by the Belgian Commission for Banking and Finance	18
	1.4	Registration and Available Periodic Information	18
	1.5	Caution	19
	1.6	Date of the Prospectus	19
CHAPTER II:	INFORMATION ABOUT THE OFFER AND THE FINANCIAL INSTRUMENTS TO WHICH THE PROSPECTUS RELATES		20
	2.1	The Issuer and Selling Shareholders	20
	2.2	Information Concerning the Offer Shares	20
	2.3	Offering and Subscription	29
	2.4	Nature of Trading Market	31
	2.5	Exchange Control and other Limitations affecting Holders of the Offer Shares	31
CHAPTER III:	GENERAL INFORMATION ABOUT THE ISSUER AND ITS CAPITAL		35
	3.1	General Information about the Issuer	35
	3.2	General Information about the Capital	37
CHAPTER IV:	INFORMATION CONCERNING THE ISSUER'S ACTIVITIES		40
	4.1	Overview	40
	4.2	Market Overview	42
	4.3	Group Strategy	45
	4.4	Description of Products	46
	4.5	Maintenance and Services (Customer Support)	49
	4.6	Suppliers	49
	4.7	Sales and Distribution	50
	4.8	Location, Major Operations and Properties	52
	4.9	Employees	52
	4.10	Legal Proceedings	53
	4.11	Investment Policies	53
	4.12	Competition	54
CHAPTER V:	THE ISSUER'S ASSETS AND LIABILITIES, FINANCIAL POSITION, PROFITS AND LOSSES		55
	5.1	Selected Summary Financial Data	55
	5.2	Management's Discussion and Analysis of Financial Condition and Results of Operations	57
	5.3	Restructuring of Capital	63
	5.4	Financial Statements	64
CHAPTER VI:	THE COMPANY'S ADMINISTRATION, MANAGEMENT AND SUPERVISION		65
	6.1	Members of the Management Board and Supervisory Boards of the Company	65
	6.2	Compensation of Members of the Management Board	67
	6.3	Compensation of Members of the Supervisory Board	67
	6.4	Certain Relationships and Related Transactions	67
INDEX TO THE FINANCIAL STATEMENTS			F-1

SUMMARY

The following summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information and the consolidated financial statements, including the notes thereto, appearing elsewhere in this Prospectus. For a discussion of certain factors that should be considered in connection with an investment in Offer Shares, see "Risk Factors".

The Company

The Company and its consolidated subsidiaries (the "Group" or "S & T") markets, designs, installs and supports high-end Information Technology (IT) solutions, Medical Diagnosis and Monitoring Systems as well as Electronic Test and Measurement Systems in Bulgaria, Moldova, Romania, Slovakia, Ukraine and Yugoslavia. In addition, S & T provides a full range of Maintenance and Services to its customers. Customers of S & T are generally medium-sized to large companies and institutions, including telecommunications providers, banks, utilities, railways, manufacturing companies, governmental agencies and healthcare providers. S & T integrates its customer-specific solutions using technologies and products from leading hardware and software manufacturers such as Cisco Systems, EMC^2, Hewlett Packard, Informix, Lucent Technologies, Microsoft, Olicom, Oracle, SAP, TOPCALL, and Westell, adding value through customization, customer consulting, user training and, in certain instances, the organization of financing for customer projects. S & T also enhances its customers' self-sufficiency by organizing and facilitating the transfer of information know-how and expertise within the customers' internal organization. The IT solutions business that S & T engages in, however, does not include the design, manufacturing or assembling of computer hardware or the development of standard software packages.

S & T was founded in 1987 as Streimelweger GmbH and was reorganized and renamed VRT Holding AG in 1991 and S & T System Integration & Technology Distribution AG in 1998. Streimelweger GmbH was active in countertrade, sales finance transactions and consulting for multinational clients in Eastern and Central Europe. Between 1990 and 1994 Streimelweger GmbH/VRT Holding AG became a purchasing agent for the Parpool/Metro group in the Czech Republic Slovakia and Poland. S & T's first activities in system integration commenced in 1993 with the establishment of a subsidiary in Slovakia to act as the "Full Function Distributor" for Hewlett Packard in Slovakia. The activities of a "Full Function Distributor" generally include providing marketing, distribution, installation and customer services on a defacto (although not legally) exclusive basis in a particular jurisdiction. S & T formed further subsidiaries in Bulgaria, Ukraine in 1993, in Romania in 1994, in Moldova in 1995 and in Yugoslavia in 1996. These subsidiaries also acted as "Full Function Distributors" for Hewlett Packard, as well as engaged in distribution and system integration activities for other selected suppliers. In 1996 S & T established a Professional Services Group in each of its subsidiaries in order to provide system design, consulting and customer training services.

S & T's main business focus is on system integration: correspondingly, the IT solution business has accounted for more than 60% of S & T's consolidated revenues during the past three years. At the end of 1996, S & T changed its strategic direction for IT from a product-oriented (particularly Hewlett Packard products) approach to a market-segment (i.e., customer) oriented approach. As part of this shift, S & T has made significant investments in the recruiting and training of new technical personnel so as to optimize technical and commercial skills available, as well as expanding its network of contractual relationships with significant hardware and software vendors in order to offer more complete solutions to its customers.

As part of the realignment of its IT solutions business segment, S & T also changed from a "Full Function Distributor" to a value-added reseller for Hewlett Packard. As a value-added reseller, S & T has reduced its dependency on Hewlett Packard in the IT segment, and no longer must engage in country-wide product promotions on behalf of Hewlett Packard. This led to S & T foregoing certain commission revenues in favor of increased direct sales and warranty revenues. S & T remains, however, a Hewlett Packard "Full Function Distributor" for its medical diagnosis and monitoring systems and electronic test and measurement systems business segments. With respect to the medical equipment segment, S & T has added complementing, but non-competing, products from other companies, including Ohmeda and Tomtec.

Strategy

S & T is a leading system integrator in its countries of presence, and plans to expand to other countries of Central and Eastern Europe by continuing to provide IT solutions based on world class technology that offer both an imaginative understanding of customer needs combined with a strong local presence. Through a continued focus on the design and implementation of high-end mission-critical IT solutions for medium-sized to large organizations, S & T's goal is to foster its reputation in its countries of presence as a reliable and long-term supplier and partner.

S & T's management sees significant opportunities in pursuing further geographic expansion, both in its countries of presence and in new markets. S & T has current plans to increase its number of offices in key larger countries, such as Romania and Ukraine, in order to be more responsive to customer requirements and demands.

In addition to its current countries of presence, S & T is also exploring opportunities for expansion into Kazakhstan, Russia, Slovenia, Croatia, Poland and the Czech Republic, as well as potentially into Armenia, Azerbaijan, Georgia and Uzbekistan. These countries are attractive to S & T because of their business potential and similarity (but different timing) of their paths of economic development with those countries in which S & T is already present. Certain of S & T's current suppliers have already indicated their interest to work with S & T in these countries, should S & T decide on expansion.

The product strategy of S & T is driven by the focus on IT solutions which are comprised of support-intensive, high-margin hardware and software products and services (such as computer hardware for mass storage of data and financial and business application software). S & T also seeks to increasingly integrate its product portfolio of medical diagnosis and monitoring system and electronic test and measurements systems into global IT solutions for its customers. This product strategy requires the ability to draw on preexisting reserves of expertise; however, it is generally both expensive and time-consuming to train personnel *ad initio* for advanced IT areas and skills. Therefore, to minimize financial and time investment, S & T has entered, for example, into a joint venture in Ukraine to leverage the expertise of a small group of experts for SAP solutions. S & T is also considering acquiring locally-based companies which have already specific innovative solution expertise, rather than developing such expertise independently, where this appears to be more cost-effective and promises a shorter time-to-market.

With respect to supplier strategy S & T intends to maintain its close relationship with Hewlett Packard, as Value-Added-Reseller in the IT solutions business segment and as a "Full Function Distributor" in its countries of presence. As a percentage of total Revenues, Hewlett Packard derived revenues decreased from 100% in 1995 to approximately 75% as of the first quarter of 1998 (Although quarterly statistics, however, are not necessary indicative of annual figures). This decrease, however, is not a result of a deliberate strategy by S & T for decreasing its business with Hewlett Packard, but is a direct result of S & T's strategy of aggressively pursuing growth with other suppliers, and the corresponding expansion of its service activities. This supplier maintenance and growth strategy has and will continue to require significant investments in new personnel, training and marketing.

Personnel strategy is particularly important to S & T, given the relative difficulty in attracting and retaining qualified technical, sales and administrative personnel in its countries of presence. S & T's policy is to staff locally, and not through expatriates, demonstrating S & T's commitment to the respective country and providing its customers with stable and locally-knowledgeable business contacts. S & T's personnel strategy is further characterized by:

- a professional selection process to ensure hiring of highly-qualified people
- an ongoing, individualized vocational training curriculum
- day-to-day coaching of new personnel by senior managers (mentorship program)
- regular, performance-based appraisals, compensation and career development
- a success-based compensation package for all sales and service staff.

Finally, recognizing the importance of an information strategy for itself as well as for its customers and in order to improve the transparency of an increasingly large and diverse organization, S & T will invest in new, extended-capability management information systems.

The Offering

The Offering:	The Offering of 219,550 Offer Shares comprises private placements and offerings utilizing other exemptions from public offering registration requirements in Europe. The Offer Shares will not be allocated to certain tranches. See Section 2.3 "Offering and Subscription". Of the 219,550 Offer Shares offered hereby, 89,550 Old Shares are being sold by the Selling Shareholders and 130,000 New Shares are being issued by the Company. CA IB Investmentbank AG, Erste Bank, Banque Nationale de Paris and KBC Securities have severally agreed to subscribe for and purchase the Offer Shares as described herein. The Offer Shares will be offered outside the United States in reliance on Regulation S under the Securities Act.
Over-allotment Option:	In connection with the Offering, certain of the Selling Shareholders have granted the Global Coordinator an option, exercisable from the date hereof until 30 days after the Closing Date, to purchase up to 19,000 additional Offer Shares, solely to cover over-allotments, if any.
Offer Price:	The offer price is ATS 2,500 per Offer Share, plus customary bank charges.
Controlling Shareholders and Selling Shareholders:	Without giving effect to the Offering or the issue of New Shares, the Selling Shareholders own 89,24% of the Company's outstanding Shares. After the Offering, the Selling Shareholders will own 43.55% (39.33% if the Over-allotment Option is exercised in full) of the Company's outstanding Shares. Without giving effect to the Offering or the issue of the New Shares, the existing shareholders owned 100% of the Company's outstanding Shares. After the Offering, the existing shareholders will own 51.21% (46.99% if the Over-allotment Option is exercised in full) of the outstanding Shares. For the approximate holdings of the existing shareholders before and after the Offering, see Section 2.5.3 "Selling Shareholders".
Lock Up:	Mr. Thomas Streimelweger and Mr. Karl Tantscher and the Company have agreed in the Underwriting Agreement that they will not, without the prior written consent of CA IB Investmentbank AG, offer, sell, contract to sell, or otherwise dispose of, directly or indirectly, any Shares of the Company held by such persons during the twelve months period following the Closing Date.
New Shares:	The 130,000 New Shares are being issued by the Company, as described in this Prospectus. Existing shareholders have statutory subscription rights to such New Shares. However, prior to the Offering in accordance with a shareholders' resolution, the Management Board in agreement with the Supervisory Board has excluded all subscription rights with respect to the New Shares. See 2.3 "Offering and Subscription".
Use of Proceeds:	The Company will not receive any proceeds from the sale of Old Shares (including the proceeds from the sale of the 19,000 additional Offer Shares which may be purchased by the Global Coordinator pursuant to the Over-allotment Option). The net proceeds to the Company from the sale of New Shares will be approximately ATS 293,750,000. Management intends to use the proceeds from the Offering to strengthen its position in Central and Eastern Europe by way of internal and external growth. Management further considers the participation in or acquisition of compatible companies located in European and Central Asian countries. See Section 2.5.2 "Use of Proceeds".
Trading:	The Shares of the Company (including the Offer Shares) are expected to be traded on EASDAQ. Trading is expected to commence on or about July 16, 1998. Upon admission, the Shares will be traded in ATS. Prior to this Offering, the Shares of the Company have not been listed, traded or quoted on any other regulated or organized market or stock exchange.

Listing:	On June 26, 1998, an application was made for the admission to trading of all the Shares of the Company (including the Offer Shares) on EASDAQ under the symbol SNTS.
Dividends:	Holders of the Offer Shares offered hereby will be entitled to any dividends declared in respect of the fiscal year ending December 31, 1998 and thereafter. Dividends received by the holders of Offer Shares who are not resident in Austria may be subject to a deduction of Austrian withholding tax. See Section 2.2.2 "Taxation".
Voting Rights:	All holders of Offer Shares have one vote per Share. See Section 2.2.1 "Description of the Rights Attached to the Shares".
Payment:	Payment for and delivery of the Offer Shares is expected to be made on or about the Closing Date.
Clearing and Settlement:	Offer Shares will be represented by one or more global share certificates that will be deposited with the Swiss-based international settlement agency INTERSETTLE as custodian agent and clearing institute. Transactions executed will be settled through INTERSETTLE. Book-entry form is mandatory for settlement of all financial instruments traded on EASDAQ. Physical certificates can not be used for settlement of market transactions. Delivery of share certificates is not contemplated. Offer Shares may be credited to the accounts of investors with financial institutions that have direct or indirect access to INTERSETTLE's clearing and settlement system. The term financial institution includes Euroclear and Cedel Bank, each of which have made arrangements with INTERSETTLE to have the Offer Shares credited to accounts with Euroclear or Cedel Bank through intermediaries. The Shares have the following identification number: ISIN AT 0000905351.
Selling Restrictions:	For a description of the selling restrictions applicable to the Offer Shares, see Section 2.5.4 "Underwriting—Selling Restrictions".

Summary of Selected Consolidated Financial Data

The following selected consolidated historical financial data of the Group should be read in conjunction with the historical consolidated financial statements and notes thereto included elsewhere in this Prospectus.

CONSOLIDATED INCOME STATEMENT (IAS)

	For the period ended December 31,			
	1997	1997	1996	1995
	U.S. Dollars '000[1]	ATS '000	ATS '000	ATS '000 (unaudited)
Total revenues	30,092	380,934	252,250	174,146
Total operating expenses	26,004	329,190	231,930	148,195
Profit from operations	4,088	51,744	20,320	25,951
Profit before tax	4,109	52,016	19,300	24,939
Profit after tax	2,746	34,757	10,129	15,801
Net profit for the period	2,366	29,950	10,762	12,556
Number of shares	125,000	125,000	125,000	125,000
Profit per share[2]	19	240	86	100

(1) Translated from Austrian schillings into U.S. dollars for illustration purposes only using the average exchange rate ("Devisenmittelkurs") as published by the Austrian National Bank ("Oesterreichische Nationalbank") on June 26, 1998.

(2) After the exchange of the preferred Shares into common Shares, prior to the merger S & T Holding GmbH. into the Company on June 24, 1998. See Section 2.5.6 — "Recent Sales of Shares" and Section 3.2.5 — "Changes in the Company's Share Capital since its Formation").

CONSOLIDATED BALANCE SHEET (IAS)

	As of December 31,			
	1997	1997	1996	1995
	U.S. Dollars '000[1]	ATS '000	ATS '000	ATS '000
Non-current assets	2,686	34,002	26,647	16,385
Current assets	8,496	107,545	91,648	68,004
Current liabilities	6,411	81,155	81,545	50,760
Non-current liabilities	11	145	45	21
Minority interests[2]	660	8,354	4,215	5,615
Capital and reserves	4,099	51,893	32,490	27,993

(1) Translated from Austrian schillings into U.S. dollars for illustration purposes only using the average exchange rate ("Devisenmittelkurs") as published by the Austrian National Bank ("Oesterreichische Nationalbank") on June 26, 1998.

(2) Minority interests relates to the 50 per cent interest of the Company in S & T Holding GmbH. On June 24, 1998 S & T Holding GmbH was merged into the Company.

CAPITALIZATION

	As of December 31, 1997
	ATS '000
Current liabilities	81,155
Long-term liabilities	145
Total net debt	81,300
Shareholder's equity (including minority interests)[1]	60,247
Total capitalization	141,547

(1) See Section 2.5.6 — "Recent Sales of Shares" and Section 3.2.5 — "Changes in the Company's share Capital since its Formation").

RISK FACTORS

In addition to the other information contained in this Prospectus, the following factors should be considered carefully in evaluating the Company and the Group before purchasing any of the Offer Shares.

Dependence Upon Key Personnel

S & T's future performance depends, in significant part, upon the continued service of certain key management personnel, including its Chief Executive Officer and Chief Operating Officer. The loss of the services of one or more of S & T's key personnel would have a material adverse effect on S & T's business, operating results and financial condition. S & T's future success also depends on its continuing ability to attract and retain highly qualified technical, sales and managerial personnel. See also "Risk Factors — Difficulties in Managing Growth" and Section 4.7 "Sales and Distribution".

Controlling Shareholders

Upon completion of the Offering, Mr. Thomas Streimelweger who founded the Company and is Chief Executive Officer and Chairman of the Management Board of the Company and Mr. Karl Tantscher who is Chief Operating Officer and member of the Management Board of the Company will own as a group approximately 40 per cent of the outstanding Shares (35,78 per cent if the Over-allotment Option is exercised in full). As a result, these shareholders will be able to exercise significant influence or control over matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. Such concentration of ownership may have the effect of delaying or preventing a change in control of S & T. See also Section 2.5.3 "Principal and Selling Shareholders".

Difficulties in Managing Growth

S & T recently has experienced significant growth in revenues and number of employees as a result of internal growth. Moreover, the scope and complexity of the projects for which the Group is engaged is increasing. The management of this growth will require continued expansions of the Group's management and financial personnel, systems and controls, and has placed, and is likely to continue to place, strain on the management and operational resources of the Group. The Group currently is in the process of expanding its operating and accounting systems. There can be no assurance, however, that the Company will complete the planned upgrades or expansions in a timely manner or that it will otherwise be able to manage the anticipated growth of the business. The failure of the Group to manage growth effectively could have a material adverse effect on the Group's business, financial condition and operating results.

Expansion of Sales Force

S & T intends to expand its sales and marketing efforts substantially. There can be no assurance that S & T will be successful in attracting or retaining qualified direct sales personnel; that the expansion of S & T's direct sales force will result in increased sales of S & T's products, that the cost of such expansion will not exceed the revenues generated thereby, or that S & T's sales and marketing organization will be able to compete successfully. A failure in any of these areas could have a material adverse effect on S & T's business, financial condition and results of operations. See also Section 4.7 "Sales and Distribution".

Ability to Hire and Retain Technical Resources

As S & T continues to expand its products and activities it will need to be able to hire and retain, in sufficient numbers, personnel with appropriate technical skills. There can be no assurance that S & T will be able to acquire or retain these resources as they are required or at competitive rates. If unsuccessful, S & T's revenues may be negatively impacted or its operating costs may increase to fund the training costs to develop internally such technical skills in sufficient numbers. See also Section 4.3 "Group Strategy".

Dependence Upon Supplier Relationships

Part of S & T's business strategy has been, and continues to be, to develop supplier relationships with the companies which provide the software applications, networks, computers and telecommunications systems commonly used by S & T's customers and for which its products provide integrations solutions. Historically, S & T has had a particularly close and interconnected relationship with Hewlett Packard in its initial and continuing role as a "Full Function Distributor" as well as "Value-added Reseller". Although S & T remains "Full Function Distributor" only for its Medical Diagnosis and Monitoring Systems and Electronic Test and Measuring Systems business segments, S & T's revenues in its IT Solutions business segment remain predominantly based on Hewlett Packard products. In addition, S & T realizes a considerable portion of its warranty-related service revenues from Hewlett Packard products, and from its subsidiaries' capacities as official

Hewlett Packard service centers. The failure of one or more of S & T's supplier relationships with companies which provide the software applications, networks, computers and telecommunications systems commonly used by S & T's customers (and particularly with Hewlett-Packard) could have a material adverse effect on S & T's business, operating results or financial condition.

If Hewlett Packard had to be replaced by alternate suppliers such replacement would require investments in training of personnel. Because of its reliance on Hewlett Packard products, S & T is, to a material extent, dependent on the overall business performance of Hewlett Packard and the demand for Hewlett Packard products. A downturn in Hewlett Packard's business performance could have a corresponding impact on the business, financial condition or results of operations of S & T. See also section 4.6.1. "Relationship with Hewlett Packard".

Long Lead Time and Commitment of Substantial Resources Needed to Compete for Large Projects

A substantial portion of the Group's business involves providing services to clients as part of comprehensive information technology projects. Competition for these projects is intense and the marketing, selection and contract negotiation process typically is long. Moreover, to compete effectively for these projects the Group generally is required to devote substantial personnel (including senior management), financial and other resources to this process. The Group is required to devote these resources without any assurance that it will result in new business.

Project Risks

Many of the Group's projects involve systems that are critical to the operation of its clients' businesses. As a result, the Group may have significant exposure in the event it fails to complete the project in a timely manner or otherwise in accordance with the contract terms or if the installed systems fail in the future. The failure of the Group to perform for any reason in accordance with contractual requirements may result in the Group not being paid for services rendered, incurring contractual penalties, damaging the Group's reputation and subjecting the Group to damage claims. The failure of a critical business system may cause significant damage to a client and result in substantial damage claims against the Group. Although the Group seeks to minimize delays or deficient work through active project management and extensive quality control procedures and to limit exposure against claims through contractual provisions and limited warranties, there can be no assurance that the Group will not be subject to significant claims which could have a material adverse effect on the Group's business, financial condition and operating results.

Risks of Technological Change and New Product Development

The Group's success is dependent in part on its ability to deliver solutions that meet client needs and incorporate the latest products, technology and industry standards, which are rapidly evolving and changing. The Group seeks to maintain close relationships with the leading international hardware manufacturers and software vendors and closely follows industry developments to enable it to provide customers with the latest products and technologies and ensure compatibility with the services and products provided by the Group. The failure of the Group to anticipate changes in the industry, provide the latest products and technologies (including proprietary application software) and effectively meet increasing client needs all in a timely manner, could have a material adverse effect on the Group's business, financial condition and operating results.

Risk of Errors or Failures in Software and Hardware Products

Software and hardware products as complex as those offered by the Group may contain undetected errors, failures or bugs. In particular, the computer industry is characterised by a wide variety of standard and non-standard configurations that make pre-release testing for programming or compatibility errors difficult and time-consuming. Furthermore, there can be no assurance that, despite testing by the Group and by others, errors, failures or bugs will not be found in new products offered or distributed by the Group after those products have been despatched to clients or integrated into a client's information system. In particular, errors, failures or bugs in the Group's software products could result in adverse publicity, product returns, loss of or delay in market acceptance of the Group's products or claims by clients against the Group. The cost of correcting any such errors, failures or bugs could require significant expenditure of capital and resources by the Group and could cause interruptions, delays or cessation of service to the Group's clients. Although to date errors, failures or bugs in the Group's installed system software have not given rise to any material claims against the Group, there can be no assurance that such claims will not arise in the future.

Product Liability

Pursuant to applicable product liability laws, the Group might be held liable for damages caused by defective products. In some of the Group's markets product liability law is very far-reaching so that the resulting claims might be substantial. Although since the incorporation of the Company by the present management, no major product liability claims have been asserted, possible future product liability claims cannot be excluded. However, damages not covered by relevant insurance might have a substantial negative impact on the Group's financial and earnings position.

Increasing Competition

Increased competition, direct and indirect, could adversely affect the Company's business and operating results through pricing pressure, loss of market share and other factors. In addition, to its current competitors, the Company may face substantial competition from new entrants into the IT markets, including established and emerging computer, computer peripherals, communications, software and system integration companies and business consultants. Many of S & T's current and potential competitors have significantly greater financial, technical, marketing and other resources than S & T. As a result, they may be able to respond more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the development, promotion and sale of their products than can S & T. Increased competition could result in price reductions, reduced operating margins and loss of market share. There can be no assurance that S & T will be able to compete successfully against current and future competitors or that competitive pressures faced by S & T will not materially adversely affect its business, financial condition and results of operations. See also Section 4.12 "Competition".

Adverse Effect of Fluctuations in Economic and Market Conditions

The demand for S & T products depends in large part upon the general demand for computers, telecommunications systems and computer networks. General demand for computing, telecommunications systems and networking related equipment and software fluctuates from time to time based on numerous factors, including capital spending levels and general economic conditions. There can be no assurance that future declines in computer, telecommunications systems and related equipment sales, as the result of general economic conditions, or for any other reason, would not have adverse effects on the Group's results of operations.

Risks Relating to Emerging Markets

Substantially all of the Group's revenue is derived from operations in emerging markets, such as Slovakia, Romania, Bulgaria, Ukraine, Yugoslavia and Moldova. The Group may further expand its business to other countries located in emerging markets. In such countries the Group's businesses are or may in the future be subject to numerous risks and uncertainties, including political, economic and legal risks, such as unexpected changes in regulatory requirements, tariffs, customs, duties and other trade barriers, difficulties in staffing and managing foreign operations, problems in collecting accounts receivables, political risks, fluctuations in currency exchange rates, foreign exchange controls which restrict or prohibit repatriation of funds, technology export and import restrictions or prohibitions (e.g. embargos), delays from customs brokers or government agencies, seasonal reductions in business activity, and potentially adverse tax consequences resulting from operating in multiple jurisdictions with different tax laws, which could materially adversely impact the Company's business, results of operations and financial condition. See also Section 4.7 "Sales and Distribution".

The political systems of many of the emerging market countries in which the Group operates or plans to operate are slowly emerging from a legacy of totalitarian rule. Political conflict and, in some cases, civil unrest and ethnic strife may continue in some of these countries for a period of time. Many of the economies of these countries are weak, volatile and reliant on substantial foreign assistance. Expropriation of private businesses in such jurisdiction remains a possibility, whether by an outright taking or by confiscatory tax or other policies. There can be no assurance that the Group's operations will not be materially and adversely affected by such factors or by actions to expropriate or seize its operations. The success of free market reforms undertaken in certain of the emerging market countries in which the Group operates is also uncertain, and further economic instability may occur. These factors may reduce and delay business activity, economic development and foreign investment.

Legal systems in emerging market countries frequently have little or no experience with commercial transactions between private parties. The extent to which contractual and other obligations will be honored and enforced in emerging market countries is largely unknown. Accordingly, there can be no assurance that difficulties in protecting and enforcing rights in emerging market countries will not have a material adverse effect upon the Group and its operations. Additionally, the Group's businesses operate in uncertain regulatory environments. The laws and regulations applicable to the Group's activities in emerging market countries are in

general new and subject to change and, in some cases, incomplete. There can be no assurance that local laws and regulations will become stable in the future, or that changes thereto will not materially adversely affect the operations of the Group.

Currency Fluctuations

Fluctuations in the value of the Austrian schilling against an investor's currency of investment will affect the market value of the Offer Shares, expressed in an investor's currency. Such fluctuations may also affect the conversion into the investor's currency of cash dividends and other distributions paid in Austrian schillings on the Offer Shares.

While S & T's consolidated financial statements are prepared in Austrian schillings, a substantial portion of S & T's worldwide operations have a functional currency other than the Austrian schilling. For example, a majority of the Company's hardware and software is purchased in U.S. dollars. However, S & T earns a significant portion of its revenues in foreign currencies, particularly in currencies that are not freely exchangeable. Fluctuations in related exchange rates may have a material adverse effect on the Group's results of operations and could also result in exchange losses. The impact of future exchange rate fluctuations cannot be predicted adequately. To date, S & T has, with a few exceptions, not sought to hedge the risks associated with fluctuations in exchange rates, but may undertake such transactions in the future. There can be no assurance that any hedging techniques implemented by S & T would be successful or that S & T's results of operations will not be materially adversely affected by exchange rate fluctuations.

Difficulty in Obtaining Reliable Market Information

The Group operates in markets in which it is difficult to obtain reliable market information. The Group's business planning has been based on certain assumptions concerning subscriber base, usage levels, pricing and operating expenses based on the Group's experience and the Group's own investigation of market conditions in the emerging market countries in which it operates. No assurances can be given as to the accuracy of such assumptions, and such assumptions may not be indicative of the actual performance of the Group's operations.

Forward-Looking Statements

This Prospectus contains certain forward-looking statements, including, without limitation, statements, containing the words "believes", "anticipates", "expects" and words of similar import. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, financial condition, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: competition from other companies, changes in operating expenses, attraction and retention of qualified employees, uncertainties arising out of S & T's operations within or outside of Austria, adverse changes in applicable tax laws, adverse changes in governmental rules and fiscal policies, civil unrest, acts of God, acts of war, and other factors referenced in this Prospectus. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any such forward-looking statements to reflect future events or developments.

No Prior Public Market; Possible Volatility of Share Price

Prior to the Offering, there has been no public market for the Company's Shares, and there can be no assurance that an active public market for the Company's Shares will develop or be sustained after the Offering. The initial offering price was determined by negotiation among the Company, the Selling Shareholders and the Global Coordinator. Among the factors to be considered in such negotiations — in addition to prevailing market conditions and the results of the bookbuilding process — are the results of operations of the Group in recent periods, the market capitalizations and stages of development of other companies which the Company, the Selling Shareholders and the Global Coordinator believe to be comparable to the Company, estimates of the business potential of the Group, the present state of the Group's development and other factors deemed relevant and may not be indicative of the market price for the Shares after the Offering, which may be volatile and may be influenced by many factors, including the depth and liquidity of the market for the Shares, the Group's financial results, results of other participants in the industry, announcements or implementation of technological changes or developments, investor perception of the Group and its business and general economic and market conditions. The stock market has from time to time experienced significant price and volume fluctuations which have particularly affected the market prices of the stocks of high technology communication systems and internet-related companies, and which may be unrelated or disproportionate to the operating performance of particular companies. Factors such as quarterly variations in actual or anticipated operating results, changes in

earnings estimates by securities analysts, market conditions in the industry, announcements of technological innovations, new products or strategic relationships by S & T or its competitors, regulatory actions, general economic and political conditions and other events or factors may adversely affect the market price of the Company's Shares.

Shares Eligible for Future Sale

Sales of a significant number of Shares in the public market after the Offering could materially adversely affect the market price of the Offer Shares. Such sales also might make it more difficult for the Company to sell equity securities or equity-related securities in the future. Upon the completion of the Offering, the Company will have 450,000 Shares outstanding which will be freely tradable on EASDAQ. Mr. Thomas Streimelweger and Mr. Karl Tantscher who will in the aggregate hold upon completion of the Offering 40 per cent of the Shares outstanding (assuming that the Over-allotment Option is not exercised) have entered into lock-up agreements under which they have agreed not to sell, directly or indirectly, any Shares owned by them for a period of one year after the closing date without the prior written consent of CA IB Investmentbank AG. It is the general policy of CA IB Investmentbank AG to grant such consent only in limited circumstances after taking into account the basis for the request, market conditions and the trading volume of the Shares. See also Section 2.5.3 "Principal and Selling Shareholders" and Section 2.5.4 "Underwriting".

New Trading Market; Market Risk

The Company has applied for admission to quotation of the Shares (including the Offer Shares) on EASDAQ. EASDAQ does not have a lengthy established operating history. There can be no assurance that EASDAQ will remain a stable and liquid market for securities or that price fluctuations on EASDAQ will not have a negative impact on the market price for the Offer Shares. No assurance can be given that any market for the Offer Shares will develop or be sustained. No prediction can be made as to the effect, if any, which future sales of Shares, or the availability of Shares for future sale, will have on the market price of the Offer Shares prevailing from time to time.

CHAPTER I

GENERAL INFORMATION AND INFORMATION CONCERNING THOSE RESPONSIBLE FOR THE PROSPECTUS AND THE AUDITING OF ACCOUNTS

1.1 Persons Responsible for the Prospectus and Declaration

The Company, represented by two members of its Management Board, Mr. Thomas Streimelweger, Chief Executive Officer and Chairman, and Mr. Karl Tantscher, Chief Operating Officer, takes responsibility for the contents of this Prospectus.

The Company, having made all reasonable inquiries, accepts responsibility for, and confirms that this Prospectus contains, all information with regard to the Company and the Offer Shares that is material in the context of the offering and sale of the Offer Shares, that the information contained in this Prospectus is true and correct in all material respects and is not misleading, that the opinions and intentions of the Company expressed herein are honestly held and that there are no other facts the omission of which makes this Prospectus as a whole or any of such information or the expression of any such opinions or intentions misleading.

S & T System Integration & Technology Distribution AG
Peter Jordan-Straße 19/3
A-1190 Wien
Austria

by Thomas Streimelweger
Chief Executive Officer and Chairman of the Management Board

by Karl Tantscher
Chief Operating Officer and Member of the Management Board

1.2 Auditors & Scope of their Audit

The consolidated balance sheets of the Company and those subsidiaries which form the S & T System Integration & Technology Distribution sub-group as of December 31, 1997, 1996 and 1995 and the related consolidated statements of income and of cash flows for the years ended December 31, 1997 and 1996, in accordance with International Accounting Standards ("IAS") were audited by Price Waterhouse AG, Wirtschaftsprüfungs- und Steuerberatungsgesellschaft, Prinz-Eugen-Straße 72, 1040 Vienna, Austria ("Price Waterhouse"), under the direction of Ms. Christine Catasta and Mr. Aslan Milla, both certified accountants. The consolidated statements of income and cash flow for the year ended December 31, 1995 could not be audited by Price Waterhouse because a consolidated opening balance sheet as of January 1, 1995 of the Company and those subsidiaries which form the S & T System Integration & Technology Distribution sub-group was not prepared.

The combined (not consolidated) results of operations for the three month periods ended March 31, 1998 and March 1997 were reviewed by Price Waterhouse similarly under the direction of Ms. Christine Catasta and Mr. Aslan Milla, both certified accountants. The review was limited to comparisons and discussions on the financial presentation as prepared by management. The review does not constitute an audit, and therefore no opinion has been expressed on these combined (not consolidated) results of operations. However, this review did not reveal any material issue which would have an impact on the interim results. In the opinion of the Company all adjustments necessary to provide a meaningful comparison of the results of these interim periods have been included. (See Section 5.2.2 "Results of Operations for the Three Months Ended March 31, 1998 and 1997"). Results for the three months ended March 31, 1998 are not necessarily indicative of results expected for the entire year.

Declaration

We have audited the accompanying consolidated balance sheets of the Company and those subsidiaries which form the S & T System Integration & Technology Distribution sub-group as of December 31, 1997, 1996 and 1995 and the related consolidated statements of income and of cash flows for the years ended December 31, 1997 and 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements as of December 31, 1997, 1996 and 1995 based on our audit.

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and

significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accompanying consolidated financial statements audited by us present fairly, in all material respects, the financial position of the Company's S & T System Integration & Technology Distribution sub-group as of December 31, 1997, 1996 and 1995, and the results of its operations and its cash flows for the years ended December 31, 1997 and 1996 in accordance with International Accounting Standards. Except for the effects of such adjustments, if any, as might have been determined to be necessary had we been able to satisfy ourselves as to the opening balances, the financial statements present fairly, in all material respects, the results of the Company's S & T System Integration & Technology Distribution sub-group operations for the year ended December 31, 1995.

In addition, we have reviewed the combined (not consolidated) results of operations for the three month periods ended March 31, 1998 and March 31, 1997 as included in Chapter V to assure that they provide a meaningful comparison. Our review did not constitute an audit, and therefore no opinion has been expressed on these combined (not consolidated) results of operations. However, our review did not reveal any material issue which would have an impact on the interim results.

Price Waterhouse AG
Prinz-Eugen-Strasse 72
A-1040 Vienna, Austria

Represented by Christine Catasta and Aslan Milla

1.3 Approval by the Belgian Commission for Banking and Finance

This Prospectus has been approved by the Belgian Banking and Finance Commission (*"Commissie voor her Bank-en Financiewezen/Commission Bancaire et Financière"*) (*"BFC"*) on July 2, 1998 in accordance with Article 29ter, §1 of Royal Decree 185 of July 9, 1935 and Article 11 of the Royal Decree of October 31, 1991 on the prospectus to be published in connection with a public offering of securities. The approval of this Prospectus by the BFC does not imply any judgment as to the appropriateness or the quality of this Offering or the Offer Shares nor of the situation of the Company or the Selling Shareholders. The notice prescribed by Article 29, §1 of the Royal Decree no. 185 will appear in the financial press on or prior to the first day of trading of the Shares on EASDAQ, 1998.

1.4 Registration and Available Periodic Information

The Company is registered as a joint stock corporation ("Aktiengesellschaft") in the Companies Register ("Firmenbuch") at the Commercial Court ("Handelsgericht") in Vienna, Austria, under the number FN 47292 y.

The Company's Articles of Association ("Satzung") have been filed with the Companies' Register at the Commercial Court of Vienna. Under Austrian law, the Company must file its financial statements with the Companies' Register at the Commercial Court in Vienna on an annual basis.

All documents referred to in this Prospectus will be made available for inspection at the Company's registered office at Peter Jordan-Straße 19/3, A-1190 Vienna, Austria (Telephone: (+43 1) 310 87 70, Telefax: (+43 1) 310 87 91 and CA IB Investmentbank, Nibelungengasse 15, A-1011 Vienna, Austria (Telephone: (+43 1) 58884 2523, Telefax: (+43 1) 58884 6340. Such documents will be made available free of charge to any person upon request.

Companies admitted to trading on EASDAQ are required to publish relevant financial and other information regularly and to keep the public informed of all events likely to affect the market price of their securities. Price sensitive information will be made available to investors in Europe through the ECR System and other international information vendors. Investors who do not have direct access to such information systems should ask their financial intermediary for the terms on which such information will be provided to them by that financial intermediary.

The Company will ensure that a summary of the Company's quarterly and annual financial statements will be provided to shareholders in Europe across the ECR System. Hard copies of the annual report will be provided to shareholders promptly after they become available, upon request, from the Company. In all cases, the Company will also comply with national requirements.

1.5 Caution

IN CASE OF ANY DOUBT ABOUT THE CONTENTS OR THE MEANING OF THE INFORMATION CONTAINED IN THIS DOCUMENT YOU SHOULD CONSULT AN AUTHORIZED OR PROFESSIONAL PERSON WHO SPECIALIZES IN ADVISING ON THE ACQUISITION OF FINANCIAL INSTRUMENTS.

1.6 Date of the Prospectus

See front cover page.

CHAPTER II

INFORMATION ABOUT THE OFFER AND THE FINANCIAL INSTRUMENTS TO WHICH THE PROSPECTUS RELATES

2.1 The Issuer and Selling Shareholders

S & T System Integration & Technology Distribution AG
Peter Jordan-Straße 19/3
A-1190 Vienna
Austria
Tel. ++43 1 310 87 70
Fax. ++43 1 310 87 91

offers 130,000 Offer Shares

Selling Shareholders:

Thomas Streimelweger offers 60,650 Offer Shares

Karl Tantscher offers 20,650 Offer Shares

Susanne Streimelweger offers 5,250 Offer Shares

Renate Streimelweger offers 3,000 Offer Shares

(For the Company's shareholder structure see Section 2.5.3 "Selling Shareholders".)

2.2 Information Concerning the Offer Shares

2.2.0 Resolutions, Authorizations and Approvals

Prior to the Offering, the nominal share capital of the Company amounted to ATS 32 million. At the extra-ordinary general Meeting of shareholders on June 24, 1998, the Management Board of the Company was authorized to increase, within a maximum period of five years from the date of the registration of the amendment to the Articles of Association resulting from the resolutions passed in such extra-ordinary General Meeting with the Companies' Register, the nominal share capital of the Company up to ATS 48,000,000 by issuing new ordinary bearer Shares with an aggregate nominal value of up to ATS 16,000,000 in the form of up to 160,000 ordinary bearer Shares with a nominal value of ATS 100 each, with a minimum issue price of 100 per cent of nominal value. The issue price and the conditions of the offer of the new Shares, including the 130,000 New Shares, have to be determined by the Management Board in agreement with the Supervisory Board.

At the extra-ordinary General Meeting on June 24, 1998, the shareholders of the Company unanimously authorized the Management Board to exclude, in agreement with the Supervisory Board, either wholly or in part the statutory subscription rights for the New Shares offered hereby.

On July 13, 1998 the Management Board of the Company authorized the issuance of the 130,000 New Shares for a total capital increase of ATS 13,000,000. The 130,000 New Shares have a nominal value of ATS 100 each and have the same rights and preferences as the existing Shares of the Company. In accordance with the authorization of the shareholders, the Management Board, in agreement with the Supervisory Board has excluded all subscription rights with respect to the 130,000 New Shares. The 130,000 New Shares are being issued by the Company, as described in this Prospectus.

Pursuant to an agreement concluded between the Selling Shareholders and CA IB Investmentbank AG as Global Coordinator of the Offering, Shares from the Selling Shareholders with an aggregate nominal value of ATS 8,955,000 are being offered for sale.

In connection with the Offering Mr. Thomas Streimelweger and Mr. Karl Tantscher have granted to CA IB Investmentbank AG an option to purchase up to 19,000 additional Offer Shares, solely to cover over-allotments, if any. (See Section 2.5.4. "Underwriting")

2.2.1. Description of the Rights Attached to the Shares

The following description of the Shares sets forth the principal shareholders' rights under the Austrian Stock Company Act ("Aktiengesetz"), as supplemented by the Issuer's Articles of Association. Further, certain obligations pursuant to the "Continuing Obligations of Companies Admitted to Trading on EASDAQ" which generally have to be fulfilled by companies admitted to trading on EASDAQ are summarized below. The following description is a summary and does not purport to be complete.

2.2.1.1. Attendance and Voting at General Meetings

The Austrian Stock Company Act provides two types of general meetings, ordinary and extra-ordinary. Ordinary general meetings are required for matters such as the approval of the annual financial statements prepared by the Management Board, the approval of activities of the members of the Management and Supervisory Board, the appointment of statutory auditors and the distribution of the net profit. Extra-ordinary general meetings are required for approval of matters such as amendments to the Company's Articles of Association, modification of shareholders' rights, approval of mergers, increases or decreases in share capital, the creation of a new class of capital stock and the authorization of the issuance of investment certificates or notes convertible or exchangeable into capital stock. In particular, shareholder approval will be required for any and all mergers in which the Company is not the surviving entity or in which the Company is the surviving entity but in connection with which the Company is issuing a portion of its share capital to the acquired entity.

General Meetings

General meetings of the Company ("General Meetings") are held at the Company's registered office in Vienna or at any office of its branch-offices in Austria or at any of the Austrian provincial capitals ("Landeshauptstädte") as designated in the notice to convene.

General Meetings of the Company are convened either by the Management Board or the Supervisory Board. Shareholders whose Shares in aggregate represent at least one-twentieth of Company's share capital may request in writing the convening of a General Meeting, stating the purpose and reasons therefor. In the same manner, such shareholders may request that additional matters be discussed and put up for a vote at the General Meeting.

Under Austrian law the Management Board is required to convene an annual ordinary General Meeting within eight months of the end of the Company's fiscal year. Extraordinary General Meetings may be convened at any time during the year and the notice to convene such meeting must state the matters to be considered at such meeting.

Austrian law provides that, at least fourteen days before the date set for any General Meeting, a notice to convene stating the name of the Company, the time and place of the General Meeting as well as the agenda has to be published in the official gazette *Amtsblatt zur Wiener Zeitung*. Pursuant to the Continuing Obligations of Companies Admitted to Trading on EASDAQ, and pursuant to the Company's Articles of Association the Company has the obligation to provide notice of any General Meeting to EASDAQ and the Company's shareholders through certain international information vendors, as identified by EASDAQ, at least three weeks prior to the date of the General Meeting.

Upon receipt of the notice to convene, INTERSETTLE will wire the following information to its business partners (the financial intermediaries) holding Shares on behalf of the shareholders of the Company; (i) the date, time and place of the General Meeting, (ii) the agenda or a summary of the agenda of the General Meeting and (iii) the procedures to vote either in person of by proxy. On request, INTERSETTLE will further make available, free of charge, to any shareholder holding Shares of the Company through INTERSETTLE copies of any material, including proxy voting material, as well as any other information received from the Company in connection with the General Meeting.

Participation in General Meetings

Attendance and exercise of voting rights at ordinary and extra-ordinary General Meetings of shareholders are subject to certain conditions. In particular, only those shareholders, who register in time and deposit their Shares until the end of the General Meeting with the Company, with an Austrian notary public, with the principal office of an Austrian credit institution ("Hauptniederlassung einer inländischen Bank") or with any bank designated in the notice to convene are entitled to vote in a General Meeting. Austrian law provides that the shareholders must be allowed to deposit Shares at least 14 days after calling the General Meeting, not counting the day of publication; if the last day of this time limit is a Sunday or public holiday, the following working day must also be allowed for the deposit. The Shares must be deposited to allow at least three working days between the day of the deposit and the day of the General Meeting. Saturdays, Good Friday and December 24 are not deemed to be working days for purposes of this provision. With respect to global share certificates held by INTERSETTLE, voting will be possible either in person or by means of proxy voting whereby the underlying Shares will be blocked in the account of INTERSETTLE business partners. All relevant procedures regarding participation in General Meetings will be described in the notice to the General Meeting.

Voting Rights

Each holder of Shares will have the right to attend General Meetings of the Company and to vote upon any resolution proposed. Each Share with a nominal value of ATS 100 carries one vote. Each shareholder entitled to

vote may exercise his voting rights by proxy issued in written form. The proxies have to be deposited with the Company and remain in the custody of the Company. According to the Continuing Obligations of Companies Admitted to Trading on EASDAQ, the Company has the obligation to solicit proxies for all General Meetings at least three weeks prior to the meeting and has to provide copies of such proxy solicitations to INTERSETTLE at least three weeks prior to the General Meeting.

Resolutions of the General Meeting are passed by a simple majority of the votes cast at the meeting, unless a larger majority is required by law or by the Articles of Association, as outlined below. If a majority of the capital is required, resolutions are passed by a simple majority of the nominal capital represented at the meeting, except in cases where a greater majority is mandatorily required by law.

The General Meeting is chaired by the Chairman of the Supervisory Board or by one of his deputies. In their absence, the notary public present at the General Meeting to draw up and authenticate the minutes of the General Meeting (Section 111 sub-section 4 of the Austrian Stock Companies Act) has to initiate an election of a chairman of the meeting by the General Meeting. The Chairman leads the proceedings and determines the form of voting.

The order of the agenda items follows the order set out in the notice to convene. The Chairman, however, may deviate from such order and conduct the discussion and voting accordingly.

Austrian law provides that a majority of three-fourths of the nominal capital present at the General Meeting is required for various matters including an amendment of the business purposes of the Company, a conditional capital increase or capital reduction, authorization of capital for future issuance by the Management Board, the exclusion of preemptive rights in a share capital increase and dissolution of the Company.

A minority shareholder or group of shareholders whose Shares in aggregate represent at least one-twentieth of the Company's nominal share capital may, among other things, request that a certain matter be put on the agenda of a General Meeting, file a motion to the competent court for appointment or revocation for good cause of liquidators, or request a special audit of the annual financial statements during the liquidation period upon court order issued on the basis of important reasons.

A minority shareholder or group of shareholders whose shares in aggregate represent at least one-tenth of the Company's nominal share capital may, among other things, request a special audit of transactions in connection with the foundation of the Company or in connection with the management thereof, if the transaction was carried out within the last two years and, if such request has been rejected by a shareholder's resolution, apply to a competent court for adjournment of the General Meeting if certain items of the annual financial statements are objected to, or veto the appointment of auditors (this right can also be exercised by any shareholder or group of shareholders holding shares with a total nominal share capital of at least ATS 10 million).

To be valid, every resolution of the Company in General Meetings must be recorded in the minutes drawn up by an Austrian notary public, who also authenticates the minutes after signature by the Chairman of the meeting.

2.2.1.2 Participation in Net Profit and in Liquidation Proceeds

Declaration of Dividends

The Company's fiscal year is the calendar year.

Austrian law provides that within the first five months of each fiscal year, the Management Board is required to prepare the financial statements, including the balance sheet, the profit and loss account (and the notes thereto), the consolidated financial statements and the Directors' report for the previous fiscal year and, after audit by the auditor, submit them to the Supervisory Board together with a proposal for the distribution of profits. According to the Continuing Obligations of Companies Admitted to Trading on EASDAQ, the Company has the obligation to file with EASDAQ its quarterly reports and within three months after the end of each fiscal year its financial statements in the form of audited annual reports.

Austrian law provides that the Supervisory Board is required to examine the financial statements, the proposal for the distribution of profits and the Management Board's report and to present its findings to the shareholders at the General Meeting.

If the Supervisory Board approves the financial statements, they are adopted, unless the Management Board and the Supervisory Board decide to have them adopted by the General Meeting. Except in cases of such an approval, the General Meeting is bound by the adopted annual financial statements approved by the Management and Supervisory Boards.

Shareholders at the ordinary General Meeting decide on the distribution of the net profit. Shareholders at the annual General Meeting may resolve that all or part of the net profit be retained by the Company. The

amendments to the financial statements made necessary by such retention have to be made the Management Board.

Shareholders generally participate in distributions in proportion to the paid-up nominal value of their Shares, except when otherwise provided, for example in case of newly issued shares which are outstanding for less than a full fiscal year.

The Offer Shares, however, will be entitled to full dividends beginning from January 1, 1998.

Legal Reserves

Austrian law requires the formation of a legal reserve in the amount of one-tenth of the nominal value of the Company's share capital. Until the legal reserve and other restricted capital reserves reach such amount, the Company is required to allocate five per cent of its annual net profits (net of amounts allocated to make up losses carried forward from prior years) to such reserves. Such reserves may be applied to cover any current or accumulated loss, but if the legal reserves are ten per cent or less of the nominal share capital, only after application of other profit reserves. Certain legal and other reserves may be converted into share capital and distributed as additional shares to existing shareholders if the legal reserves do not thereby fall below ten per cent of the increased nominal share capital.

Payment of Dividends

Dividends are paid to the paying agent or agents appointed from time to time by the Company, one or more of which shall be in Vienna, Austria, Creditanstalt AG, Vienna, Austria will act as principal paying agent. (See Section 2.2.5 "Paying Agent"). Notice of the dividends to be paid and the appointment of the paying agents for this purpose will be published by the Company in the official gazette *Amtsblatt zur Wiener Zeitung.*

Dividends declared for distribution by the General Meeting of the Company become due and payable thirty days after the resolution of the General Meeting at which they were approved.

Dividends not collected within a period of three years after the due date are forfeited in favor of the Company's statutory reserves.

The Offer Shares offered hereby are entitled to full dividends beginning from January 1, 1998.

2.2.1.3 Variation of Rights

The rights attached to the ordinary Shares of the Company can be varied by a simple majority of the voting rights present at a General Meeting, unless a greater majority is required by law (see Section 2.2.1.1 "Attendance and Voting at General Meetings"). The express consent of affected shareholders is generally required if the variation of rights does not equally apply to all shareholders in the same extent. The creation of a class of shares with preferred rights to participate in the profits or in a liquidation of the Company would require such class of shares to be offered to the existing shareholders.

2.2.1.4 Subscription Rights

Unless previously excluded, according to the Austrian Stock Company Act shareholders generally have statutory rights to subscribe for additional shares issued by the Company for cash on a pro rata basis.

Such statutory subscription rights may be excluded under certain circumstances by a resolution of the General Meeting.

The subscription rights may be excluded if new shares are acquired by a third party (e.g., underwriter) who undertakes to offer the new shares to those persons who would otherwise have subscription rights. The rights of the existing shareholders against such third party ("manufactured subscription rights") shall, in such event, be fully substituted and will be treated as being, in effect, the subscription rights. Subscription rights may be transferred by agreement and, if applicable, delivery of coupon evidencing such rights. In certain cases, where the shares to which such subscription rights relate are held in a clearing system, the rights may be transferred in accordance with the rules of such clearing system.

The exercise of subscription rights may be limited to a period of not less than two weeks. The Management Board is required to publish notice of the commencement and duration of such period in the official gazette *Amtsblatt zur Wiener Zeitung*. Subscription rights not exercised within such period lapse. In addition, the Company will notify INTERSETTLE of the commencement and duration of such period.

Subscription rights have to be exercised by notice thereof to the Company and delivery to the Company of a duly executed subscription application in the form required by the Austrian Stock Company Act. In the case of "manufactured subscription rights", subscription rights shall be exercised by notice thereof to the underwriter, and in each case, by presentation of the coupon evidencing the subscription right, if any.

Pursuant to the resolutions described in Section 2.2.0 "Resolutions, Authorizations and Approvals" the Management Board has excluded the statutory subscription rights with respect to the 130,000 New Shares to be issued by the Company.

2.2.1.5 Repurchase of Shares

Except in the case of a capital reduction resolved by the General Meeting, under present Austrian law the Company may repurchase (i) up to an aggregate amount of ten per cent of the aggregate issued share capital in order to prevent substantial damage to the Company or to obtain shares for distribution to employees or (ii) any amount of fully paid shares, if the acquisition is without consideration or the Company is acting as a purchase commission agent. Shares held by the Company are not entitled to any dividends, voting rights or preemptive rights. In the event of a repurchase of Shares by the Company for distribution to employees or management the Shares are to be offered within twelve or eighteen months, respectively.

2.2.1.6 Liquidation

In the event of the liquidation of the Company, the assets remaining after the payment of all outstanding debts are to be distributed among the shareholders. The distribution will be performed in proportion to the nominal capital held by each shareholder, unless there are multiple classes of shares with different rights to participate in the liquidation proceeds. If the capital contributions have not been made in the same proportion for all shares, the capital contributions will be repaid first to the respective shareholders and the remainder of the proceeds, if any, will be distributed in proportion to the nominal share capital held by the shareholders. If the Company assets are not sufficient to repay the amounts paid in, the shareholders will bear the loss in proportion to the nominal value of their shares. Outstanding payments or contributions have to be called, if necessary.

2.2.1.7 Employee Participation on Supervisory Board

Austrian law requires at least one third of members of the Supervisory Board to be appointed by the workers council from among its members who are employees of the Company. Should the workers council fail to appoint some or all of their allotted members, the respective seat or seats on the Supervisory Board would remain vacant. The workers council nominees on the Supervisory Board can be recalled by the workers council. Any such member whose membership on the workers council ceases for any reason also looses his position as Supervisory Board member. The Supervisory Board members appointed by the workers council have substantially the same rights and obligations as the other members of the Supervisory Board.

Currently the employees of the Company have not elected a workers council. Accordingly, no members of the Supervisory Board of the Company have been appointed by a workers council.

2.2.2 Taxation

The following is a summary of certain Austrian, United Kingdom and Belgian tax consequences of ownership of the Offer Shares by owners who are resident in Austria ("Resident Shareholders") as well as owners who are not resident in Austria ("Non-resident Shareholders"). This summary is based on current law and practice and is for general information only and does not discuss any tax legislation that may be pending, unless explicitly mentioned. It does not purport to be a complete analysis of all potential tax effects relevant to a decision to invest in the Offer Shares and prospective investors are urged to consult their tax advisers regarding the applicable tax consequences of acquiring, holding and disposing of the Offer Shares based upon their particular circumstances. The discussion is based upon laws and relevant interpretations thereof in effect at the date of this Prospectus, all of which are subject to change, possibly with retroactive effect. Prospective investors who are in any doubt as to their tax position should seek independent advice.

2.2.2.1 Austrian Taxation

Residents of Austria

Dividends

Withholding tax at the rate of 25 per cent is imposed on dividends and has to be transferred by the Company to the relevant tax office (Section 93 in conjunction with Sections 95 and 96 of the Austrian Income Tax Act ("Einkommensteuergesetz")). The Company or the bank which pays the dividend on behalf of the Company has to confirm to the shareholder the amount of the dividend income, the withholding tax amount, the payment date, the period for which the dividends have been paid and to which tax office the withholding tax has been transferred.

In the case of individual shareholders subject to unlimited tax liability in Austria, the withholding tax is final (Section 97 sub-section 1 of the Austrian Income Tax Act). If, however, the 25 per cent tax rate when levied on dividends is less favourable than half of the average normal tax rate, the latter will be applied.

Domestic dividends received by a domestic company or an Austrian branch of a company resident in another EU member state are tax exempt, but nevertheless subject to withholding tax at a rate of 25 per cent. The tax withheld is fully refundable or creditable against the corporate tax liability on other income of the company receiving the dividend. If the shareholding represents at least 25 per cent of the total share capital of the company paying the dividend, it is not required to withhold any tax.

Capital gains

Capital gains of an individual shareholder from the sale of shares are not taxable if the shareholder has held the shares for more than one year and the holding has not been in excess of 10 per cent of the share capital in any of the preceding five years.

Corporate shareholders are subject to corporation tax with any capital gain from any sale of domestic shareholdings.

Non-Residents of Austria

Dividends

Dividends paid to non-resident shareholders are subject to withholding tax of 25 per cent which has to be submitted by the Company to the relevant tax office. The Company or the bank which pays the dividends on behalf of the Company has to confirm to the shareholder the amount of the dividend income, the withholding tax amount, the payment date, the period for which the dividends have been paid and to which tax office the withholding tax amount was transferred. However, the tax rate generally reduced under Austrian double taxation treaties. Austria currently has double taxation treaties with more than 40 countries including the United States, the United Kingdom, France, Belgium, Germany, Japan, The Netherlands and Switzerland. These treaties basically follow the scheme of the OECD Model Conventions. The withholding tax in many of these treaties (approximately 50 per cent of the treaties) is reduced to 15 per cent for portfolio investments. Most Austrian treaties provide for the tax credit system with regard to the double taxation of dividends.

In general, dividend income can be paid to the shareholder by deducting withholding tax at reduced treaty rates (relief-at-source method). However, several double taxation treaties require the application of the full domestic withholding tax; the treaty relief has to be obtained by filing a repayment claim (refund-method) in these cases.

Dividends paid by a Company subject to unlimited tax liability in Austria (subsidiary) to a EU parent company (as defined in Article 2 of Regulation No. 90/435/EEC of the Council of Ministers of July 23, 1990) are fully exempt from Austrian withholding tax if the parent company owns directly at least 25 per cent of the share capital of the subsidiary (Section 94 sub-section 1 of the Austrian Income Tax Act) and holds the participation without interruption for a period of at least two years.

As far as the Company's dividend distribution is generated from the release of capital reserves (i.e. in contrast to revenue reserves), no withholding tax is levied in Austria, regardless whether the dividend is treated as income distribution or capital repayment in the recipient's country.

Capital Gains

If a double tax treaty that follows the OECD Model Convention is applicable, foreign resident shareholders will not be subject to Austrian capital gains taxation. If there is no applicable treaty, the principles set out above will have to be observed.

Transfer Tax

The acquisition of shares or subscription rights in an Austrian joint stock corporation ("Aktiengesellschaft") is subject to stock exchange transfer tax ("Börsenumsatzsteuer") under the following circumstances:

- a contract between two Austrian resident holders is subject to stock exchange transfer tax at the rate of 0.15 per cent of the purchase price;
- a contract between an Austrian resident holder and a foreign holder is subject to stock exchange transfer tax at a reduced rate of 0.075 per cent of the purchase price if the contract is concluded abroad;
- a contract between two Austrian security brokers, as defined in Section 24 of the Austrian Capital Transfer Tax Act ("Kapitalverkehrsteuergesetz") (e.g. two Austrian banks), is not subject to stock exchange transfer tax;

- a contract between an Austrian security broker (e.g., an Austrian bank) as buyer or seller and a foreign bank is not subject to stock exchange transfer tax; and
- if both the purchaser and the seller of shares in an Austrian company are foreigners and the contract is concluded and effected abroad, the transaction is not subject to stock exchange transfer tax.

Inheritance and Gift Tax

Shares held by non-resident shareholders (Austrian non-citizens without Austrian residence or Austrian citizens not resident in Austria for more than two years prior to the transfer) are not subject to Austrian Inheritance and Gift Tax on a transfer to another non-resident of Austria by reason of death or inter vivos gift.

For more detailed information, reference should be made to the respective double taxation treaty, if any, concluded with the individual holder's country of residence.

2.2.2.2 United Kingdom Taxation

Dividends

A United Kingdom holder of Offer Shares, on completion of the administrative formalities described in 2.2.2.1 "Austrian Taxation — Dividends" above, who is the beneficial owner of the dividends paid on the Offer Shares may be entitled to a reduction in the Austrian withholding tax under the United Kingdom/Austria double taxation treaty or the EC Parent/Subsidiary Directive.

To the extent that the United Kingdom recipient is a company which controls, directly or indirectly, at least 25 per cent of the voting power in the Company paying the dividend, the Austrian withholding tax is reduced to 5 per cent of the gross amount of the dividend, 0 per cent once the shares have been owned for an uninterrupted period of at least 2 years and in all other cases to 15 per cent of the gross amount of the dividends.

Companies which are resident for tax purposes in the United Kingdom will be liable to United Kingdom corporation tax (currently at the rate of 31 per cent — 30 per cent from 1 April 1999, or where appropriate at the lower rate of 21 per cent — 20 per cent from 1 April 1999) on dividends received from the Company.

A United Kingdom resident corporate holder of Offer Shares controlling directly or indirectly less than 10 per cent of the voting power of the Company will be subject to corporation tax in the United Kingdom on the gross amount of the dividend (i.e., the dividend received plus the Austrian withholding tax withheld) but should be entitled to a credit against its United Kingdom tax liability for the Austrian withholding tax withheld.

A United Kingdom resident corporate holder of Offer Shares which controls directly or indirectly 10 per cent or more of the voting power of the Company will be subject to United Kingdom corporation tax on amounts equal to the gross dividend as above plus the underlying tax paid by the Company on the profits out of which the dividend is paid, and will be entitled to credit for the underlying tax in addition to the Austrian withholding tax withheld, limited to the UK tax chargeable thereon.

A United Kingdom resident individual holder of Offer Shares will be subject to income tax in the United Kingdom on the gross amount of any dividend (i.e. the dividend received plus the Austrian withholding tax withheld) but should be entitled to a credit against the United Kingdom tax liability for the Austrian withholding tax withheld.

Capital Gains

The disposal of Offer Shares by a person resident or ordinarily resident for tax purposes in the United Kingdom will be subject to United Kingdom taxation on capital gains, subject to reduction by any available reliefs. Relief may also be available for any overseas tax suffered.

Stamp Duty/Stamp Duty Reserve Tax ("SDRT")

No United Kingdom stamp duty or stamp duty reserve tax is payable on the issue of the shares.

No United Kingdom stamp duty or stamp duty reserve tax should be payable in respect of any subsequent transfer of the shares provided that any instrument of transfer is executed and retained outside the United Kingdom.

2.2.2.3 Belgian Taxation

Dividend Withholding Tax

Dividends which are subject to the dividend withholding tax include (i) all benefits from shares in whatever form and (ii) reductions of statutory capital, except for reductions carried out according to the applicable company law to the extent that the statutory capital qualifies as "fiscal" capital and (iii) certain interest income

requalified in dividend income according to a thin capitalisation rule applicable to directors and active partners. The amount of the dividends (after deduction of the Austrian withholding tax, if any) is, in principle, subject to a withholding tax at the rate of 25 per cent in a case where these dividends are paid or attributed by a paying agent in Belgium (See also Section 2.2.2.1 "Austrian Taxation" as to the double taxation treaty or Parent Subsidiary Directive protection). However, provided that the appropriate formalities have been fulfilled, no dividend withholding tax is due if the shareholder is a Belgian company subject to the Belgian corporate income tax. Non-resident shareholders can benefit from an exemption from the dividend withholding tax in Belgium if the Offer Shares have been given for custody to a Belgian financial institution. In the case where the dividends are paid or attributed outside Belgium without any intervention of a paying agent in Belgium, no dividend withholding tax is due. However, in a case where the shareholder is a Belgian resident entity subject to the legal entities tax (e.g. a pension fund), this shareholder has itself to pay the dividend withholding tax at the rate of 25 per cent Belgian treasury. In certain cases the above mentioned 25 per cent rate of dividend withholding tax will be reduced to 15 per cent. The reduced rate applies in particular to (i) dividends distributed on shares publicly issued after January 1, 1994 and (ii) dividends distributed on shares that have been privately issued after January 1, 1994 in exchange for cash contributions, provided the shares are registered or bearer shares given in open custody to a financial institution in Belgium as of the date of their issuance. This reduced rate should in principle also apply to dividends on shares issues by foreign companies provided the above conditions are fulfilled. The Company may irrevocably refuse the application of this reduced rate.

Income Tax

Belgian Resident Individuals

With respect to individuals holding the Offer Shares as a private investment, the Belgian dividend withholding tax is a final tax and the dividends need not be reported in the individual's annual income tax return. If no Belgian withholding tax has been levied (i.e., in case of payment or attribution outside Belgium), the individual has to report the dividends in his tax return. He will then be taxed at the separate rate of 25 per cent or the reduced rate of 15 per cent, if applicable, to be increased with the municipal surcharge (varying, in general, from 6 per cent to 9 per cent).

Belgian-Resident Companies

Dividends received by Belgian resident companies are, in principle, subject to corporate income tax at the ordinary rate of 40.17 per cent (i.e. the standard rate of 39 per cent increased by a crisis contribution of 3 per cent). However, provided that the dividends benefit from the so-called "dividend received deduction", only 5 per cent of the dividends received will be taxable. In order to benefit from said deduction, the beneficiary should hold, at the time of payment or attribution of the dividends, at least a 5 per cent interest in the capital of the distributing company or an interest with an acquisition value of at least BEF 50 million and the shares of the distributing company may not be excluded from the "dividend received deduction" (generally companies that are exempt from income tax or benefit from a favourable tax regime, which is not the case for S&T). In addition, the balance of 5 per cent can be decreased by tax-deductible charges (e.g. qualifying interest expenses). Any Belgian dividend withholding tax can, in principle, be credited against the company's final income tax, provided that the company has the full ownership of the shares at the time of payment or attribution of the dividends and provided that the dividend distribution does not give rise to a reduction in value of the shares. In case of excess of withholding tax, such excess is refundable.

Belgian Resident Entities Subject to the Legal Entities Tax (Pensions Funds, etc.)

The Belgian dividend withholding tax is a final tax.

Non-Residents

A non-resident shareholder who does not carry on a business in Belgium through a Belgian establishment to which the Offer Shares are attributable will not be subject to any Belgian income tax other than the dividend withholding tax which thus constitutes a final tax in Belgium. However, as explained above, a withholding tax exemption is available for shares given for custody to a Belgian financial institution.

A non-resident shareholder carrying on a business in Belgium through a Belgian establishment to which the Offer Shares are attributable will be subject to Belgian income tax on the dividends (as a general rule) according to the same rules as those discussed above for Belgian resident companies.

Capital Gains Taxation

Belgian resident individuals holding the Offer Shares as private investment and entities subject to the legal entities tax are not subject to any Belgian capital gains taxation on the disposal of shares in foreign companies.

A Belgian resident individual will be subject to a 33 per cent capital gains tax (plus municipal surcharges and 3 per cent crisis contributions) if the capital gains are deemed speculative. The question as to whether speculative intentions are present comes down to a factual analysis. Belgian resident individuals having invested the Offer Shares in their business are taxable at progressive rates on any capital gains realised on the disposal of the Offer Shares. Under certain conditions, a flat rate taxation at 16.5 per cent (plus municipal surcharges and 3 per cent crisis contributions) is possible.

Belgian resident companies are not subject to capital gains taxation provided that the dividends received on the Offer Shares qualify for the "dividend received deduction" (except for the quantitative criteria referred to above).

Non-residents who do not carry on a business in Belgium through a Belgian establishment to which the Offer Shares are attributable, are not subject to any Belgian capital gains taxation on the disposal of shares in foreign companies. Capital gains realised by non-resident companies carrying on a business in Belgium through a Belgian establishment to which the shares are attributable, are, as a general rule, also not taxable, provided that the dividends on the shares qualify for the "dividend received deduction" (except for the quantitative criteria referred to above).

Belgian Indirect Taxes

Stamp Tax on Securities Transactions

In principle, a stamp tax is levied upon the subscription of offer shares and the purchase and sale in Belgium of offer shares through a professional intermediary. The rate applicable to subscriptions of new shares is 0.35 per cent but there is a limit of BEF 10,000 per transaction. The rate applicable for secondary sales and purchases in Belgium of new shares and old shares through a professional intermediary is 0.17 per cent but there is a limit of BEF 10,000 per transaction.

An exemption is available to professional intermediaries (e.g. credit institutions), insurance companies, pension funds and collective investment vehicles who are acting for their own account. A non-resident who is acting for his own account will also be entitled to an exemption from this stamp tax, provided that he delivers to the issuer or the professional intermediary in Belgium, as the case may be, an affidavit confirming his non-resident status in Belgium.

Tax on Delivery of Bearer Securities

A tax is levied upon the physical delivery of offer shares pursuant to their subscription or their acquisition for consideration through a professional intermediary. This tax is also due upon the delivery of offer shares pursuant to a withdrawal of these shares from "open custody".

The tax is due, at the rate of 0.2 per cent subscription or acquisition or the sales value of the offer shares, as estimated by the custodian in case of withdrawal from "open custody".

However, an exemption is available for deliveries to recognised professional intermediaries (such as credit institutions) acting for their own account. An exemption is also available for delivery of offer shares, which are held in "open custody", to a non-resident.

To the extent that the offer shares remain in book-entry form only and will not be physically delivered this tax does not apply to the offer shares.

2.2.3 Transferability

The Offer Shares will be represented by one or more global share certificates deposited with INTERSETTLE acting as custodian agent and clearing institute. Ownership rights will then be attributed to the shareholders in book-entry form.

The Offer Shares are ordinary bearer shares that are fully paid up at the Closing Date and are, in principle, freely transferable. Offer Shares may be subject to certain transfer restrictions in accordance with applicable laws. Because of these restrictions, purchasers and subscribers are advised to consult legal counsel prior to making any resale, pledge, or transfer of Offer Shares.

2.2.4 Dividends

Holders of Offer Shares will be entitled to dividends, if any, declared in respect to the fiscal year ending December 31, 1998 and thereafter. The amount and payment of dividends on Shares is subject to shareholder approval at the General Meeting of shareholders. The Company has declared a dividend of ATS 8,950,000 for the fiscal year 1997 and intends to pay dividends in the future. The timing and the amount of any future dividend, if any, will depend upon Austrian law as to legal reserves, the Company's future earnings and prospects, results

of operations, capital requirements and financial condition of the Company and such other factors as the Management and Supervisory Boards of the Company consider relevant. There can be no assurance that any dividends will be paid. Dividends paid by the Company to holders of Offer Shares who are not resident in Austria may be subject to Austrian withholding tax, as described under 2.2.2 "Taxation".

2.2.5 Paying Agent

Creditanstalt AG, Julius Tandler — Platz 3, 1090 Vienna, Austria, will act as paying agent for the Company.

2.2.6 Admission to Trading of the Shares on EASDAQ

On June 25, 1998, the Company applied for the admission to trading of all Shares on EASDAQ. It is expected that trading of the Shares will commence on or about July 16, 1998. Prior to this Offering, the Shares of the Company have not been listed, traded or quoted on any other regulated or organized market or stock exchange.

2.2.7 Payment, Delivery, Clearing and Settlement

Payment for and delivery of the Offer Shares is expected to be made on or about July 20, 1998.

Offer Shares will be represented by one or more global share certificates that will be deposited with the Swiss-based international settlement agency INTERSETTLE as custodian agent and clearing institute. Transactions executed will be settled through INTERSETTLE. Book-entry form is mandatory for settlement of all financial instruments traded on EASDAQ. Physical certificates cannot be used for settlement of market transactions. Delivery of share certificates is not contemplated.

Offer Shares may be credited to the accounts of investors with financial institutions that have directly or indirectly access to INTERSETTLE's clearing and settlement system. The term financial institution includes Euroclear System ("Euroclear") and Cedel Bank, société anonyme ("Cedel Bank"), both of which have made arrangements with INTERSETTLE to have the Offer Shares credited to accounts with Euroclear or Cedel Bank through intermediaries.

The Shares have the following identification number: ISIN AT0000905351

The clearing costs, if any, will be at the expense of the investor. Investors are requested to inform themselves about such costs.

2.3 Offering and Subscription

Statutory Subscription Rights

Unless previously excluded, shareholders have statutory rights to subscribe for additional shares issued by the Company for cash on a pro rata basis.

Such statutory subscription rights may be excluded under certain circumstances by a resolution of the General Meeting or in certain instances by the Management Board with the approval of the Supervisory Board.

On July 13 the Management Board of the Company authorized the issuance of 130,000 New Shares for a total capital increase of a nominal amount of ATS 13,000,000. The 130,000 New Shares have a nominal value of ATS 100 each and have the same rights and preferences as the existing Shares of the Company. According to the authorization of the shareholders, the Management Board, in agreement with the Supervisory Board, has excluded all such subscription rights with respect to the 130,000 New Shares to be issued by the Company pursuant to the resolutions described in Section 2.2.0 "Resolutions, Authorizations and Approvals".

See also Section 2.2.1.4. "Subscription Rights" and Section 2.5.6 "Recent Sale of Shares".

2.3.1. The Offering

130,000 New Shares will be issued by the Company and 89,550 Old Shares will be sold by the Selling Shareholders.

In connection with the Offering, certain of the Selling Shareholders have granted to CA IB Investmentbank AG an option exercisable from the date hereof until 30 days after the Closing Date, to purchase up to 19,000 additional Offer Shares, solely to cover over-allotments, if any.

2.3.2. Placement of Offer Shares, Reserved Tranches

The Offer Shares are to be offered through private placements and offerings utilizing other exemptions from public offering registration requirements in Europe including Belgium, Austria, Switzerland, Germany, France and the United Kingdom. There is no public offering. The Offer Shares will not be allocated to certain tranches.

2.3.3. *Offering Price*

Prior to this Offering, there has been no public market for the Shares. Consequently, the initial offering price for the Offer Shares will be determined by negotiations between the Company, the Selling Shareholders and the Global Coordinator. Among the factors to be considered in such negotiations — in addition to prevailing market conditions and the results of the bookbuilding process — are the results of operations of the Group in recent periods, the market capitalizations and stages of development of other companies which the Company, the Selling Shareholders and the Global Coordinator believe to be comparable to the Company, estimates of the business potential of the Group, the present state of the Group's development and other factors deemed relevant.

The Offer Price is ATS 2,500 per Offer Share, plus customary bank charges, and has to be paid fully no later than the Closing Date.

2.3.4 Purchase and Subscriptions

Purchase and subscription offers for the Offer Shares will be accepted by the underwriters listed under Section 2.3.7 "Underwriters".

2.3.5, 2.3.6 Form and Delivery of the Offer Shares

Offer Shares will be represented by one or more global share certificates that will be deposited with INTERSETTLE as custodian agent and clearing institute.

Book-entry form is mandatory for settlement of all financial instruments traded on EASDAQ. Physical certificates can not be used for settlement of market transactions. Delivery of share certificates is not contemplated. See also Section 2.2.7 "Payment, Delivery, Clearing and Settlement".

2.3.7 Underwriters

The Offering will be underwritten by the following underwriters (the "Underwriters") pursuant to an underwriting agreement to be executed by the Company, the Selling Shareholders, and the Underwriters:

CA IB Investmentbank AG
Nibelungengasse 15
1011 Vienna
Austria
Telephone: (+43) 1 58 884-0
Fax: (+43) 1 58 884-6340

Erste Bank der Österreichischen Sparkassen AG
Schubertring 5
1010 Vienna
Austria
Telephone: (+43) 1 711 94 1850
Fax: (+43) 1 711 94 5030

Banque Nationale de Paris
20, boulevard des Italiens
75008 Paris
France
Telephone: (+33) 01 40 14 25 70
Fax: (+33) 01 40 14 94 90

KBC Securities
Arenbergstraat 7
1000 Brussels
Belgium
Telephone: (+32) 0 25 46 58 24
Fax: (+32) 0 25 46 47 07

See Section 2.5.4 "Underwriting".

2.3.8 *Remuneration of Financial Intermediaries*

The Underwriters will receive underwriting commissions and selling commissions in the total amount of approximately ATS 32,932,500 or approximately ATS 150 per Offer Share. See also Section 2.5.1 "Net Proceeds to the Company from the Offering".

2.4 Nature of Trading Market

The Shares of the Company are expected to be traded on EASDAQ. Prior to this Offering, the Shares of the Company have not been listed, traded or quoted on any other regulated or organized markets or stock exchanges. Investors are requested to inform themselves about the costs related to the acquisition of the Offer Shares and to the trading and clearing of shares on EASDAQ.

Admission to EASDAQ is subject to certain adequacy and liquidity requirements determined by the EASDAQ Market Authority. In addition, companies applying for admission to EASDAQ are required to meet ongoing reporting obligations which include regular publication of financial and other information in order to keep the public informed of all events likely to affect the market price of their securities.

EASDAQ does not have an established operating history. There can be no assurance that EASDAQ will develop into a stable and liquid market for securities or that price fluctuations on EASDAQ will not have a negative impact on the market price of the Shares. No assurance can be given that any market for the Shares will develop or be sustained. No prediction can be made as to the effect, if any, which future sales of the Shares, or the availability of Shares for future sale, will have on the market price of the Shares prevailing from time to time.

2.4.1 *Public Take-Overs*

No public takeover offer has been made to date with respect to Shares of the Company. The Company has not made any public offers for securities in the last fiscal year.

2.4.2 *Placement of the Offer Shares*

The Offer Shares of the Company will be placed through a private placement within Europe. See Section 2.3.2 "Placement of Offer Shares, Reserved Tranches".

2.5 Exchange Control and other Limitations Affecting Holders of the Offer Shares

2.5.0 *Foreign Investment Regulations and Exchange Control Regulations*

The current exchange control regulations of the Austrian National Bank with respect to securities grant a general permission for all foreign exchange transactions covered by the regulations of the Foreign Exchange Act, provided that certain reporting requirements are observed, which mainly serve statistical purposes. The regulations must be observed by banks, financial institutions and non-banks where, *inter alia*, banking connections exist with Austrian non-residents (including clearing accounts, the maintenance of deposit accounts abroad and credit/loan accounts for and with non-residents) and where the transaction volumes exceed certain thresholds. Upon establishing a business relationship, Austrian banks and financial institutions must establish the residential status of their customer. Non-residents must declare their identity.

The Offer Shares may be subject to transfer and selling restrictions. See Section 2.2.3 "Transferability", Section 2.5.4 "Underwriting — Selling Restrictions".

2.5.1. *Net Proceeds to the Company from the Offering*

The net proceeds to the Company from the issuance and sale of the Offer Shares offered hereby are estimated to be approximately ATS 293,750,000, after deducting underwriting and selling commissions and estimated offering expenses. See Section 2.3.8 "Remuneration of Financial Intermediaries" and Section 2.5.4 "Underwriting". The Company will not receive any proceeds from the sale of the Old Shares sold by the Selling Shareholders.

Expenses incurred in connection with the Offering which will be paid by the Company are estimated to amount to approximately ATS 11,750,000, including fees paid to the Company's auditors, legal counsel, notary public, printer, approval fees, stamp duties, VAT, transfer taxes, depository fees, country and state taxes and fees.

The aggregate costs incurred in connection with the Offering will be divided between the Company and the Selling Shareholders, with the individual cost items borne by the Company and/or the Selling Shareholders to a varying extent depending on how they can be allocated.

2.5.2 *Use of Proceeds*

Of the 219,550 Offer Shares offered hereby, 130,000 New Shares will be issued by the Company and 89,550 Old Shares will be sold by the Selling Shareholders. In connection with the Offering certain of the Selling Shareholders have granted CA IB Investmentbank AG an option to purchase up to 19,000 additional Offer Shares, solely to cover over-allotments, if any. The Company will not receive any of the proceeds from the sale of Offer Shares by the Selling Shareholders (including the proceeds from the sale of the additional 19,000 Old Shares which may be purchased by CA IB Investmentbank AG pursuant to the Over-allotment Option).

The management of the Company intends to use the proceeds from the Offering to strengthen its position in Central and Eastern Europe by way of internal and external growth. The management further considers the participation in or acquisition of compatible companies located in European and Central Asian countries.

2.5.3. *Principal and Selling Shareholders*

The following table shows the Company's shareholder structure as well as the number of Shares held by the existing shareholders prior to and after the Offering.

List of Selling Shareholders

	Prior to the Offering		After the Offering (assuming no exercise of the Over-allotment Option)[1]		After the Offering (assuming the exercise of the Over-allotment Option)[1]	
Name of Shareholder	Number of Ordinary Shares	Percentage of Ordinary Shares	Number of Ordinary Shares	Percentage of Ordinary Shares	Number of Ordinary Shares	Percentage of Ordinary Shares
Thomas Streimelweger[2]	190,650.00	59.58%	130,000.00	28.89%	115,000.00	25.56%
Karl Tantscher[3]	70,650.00	22.08%	50,000.00	11.11%	46,000.00	10.22%
Susanne Streimelweger	15,250.00	4.77%	10,000.00	2.22%	10,000.00	2.22%
Renate Streimelweger	9,000.00	2.81%	6,000.00	1.33%	6,000.00	1.33%
Key Personnel	3,400.00	1.06%	3,400.00	0.76%	3,400.00	0.76%
Other Shareholders	31,050.00	9.70%	250,600.00	55.69%	269,600.00	59.91%
Total	320,000.00	100.00%	450,000.00	100.00%	450,000.00	100.00%

(1) Mr. Thomas Streimelweger and Mr. Karl Tantscher have granted to CA IB Investmentbank AG an option to purchase up to 19,000 additional Shares, solely to cover over-allotments, if any.

(2) Mr. Thomas Streimelweger is Chief Executive Officer and Chairman of the Company.

(3) Mr. Karl Tantscher is Chief Operating Officer of the Company.

Lock-up

Mr. Thomas Streimelweger and Mr. Karl Tantscher and the Company have agreed in the Underwriting Agreement that they will not, without the prior written consent of CA IB Investmentbank AG, offer, sell, contract to sell, or otherwise dispose of, directly or indirectly, any Shares of the Company held by such persons during the twelve months period following the Closing Date.

2.5.4 *Underwriting*

Subject to the terms and conditions set forth in the Underwriting Agreement, the Managers named below through their representative, CA IB Investmentbank AG (in such capacity, the "Representative"), have severally agreed to subscribe for and purchase from the Company and the Selling Shareholders the number of Offer Shares set forth opposite their names:

Name	Number of Shares
CA IB Investmentbank AG (Book Runner)	138,317
Erste Bank der Österreichischen Sparkassen AG	39,519
Banque Nationale de Paris	30,737
KBC Securities	10,977
Total	219,550

Mr. Thomas Streimelweger and Mr. Karl Tantscher have granted to CA IB Investmentbank AG the Over-allotment Option, exercisable no later than 30 days after the Closing Date, as such term is defined in the Underwriting Agreement, to purchase up to 19,000 additional Offer Shares at the Offer Price. (See Section 2.3.1 "The Offering").

The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent, including the absence of any material adverse change in the Company's business and the delivery of certain opinions and certificates by the Company, its counsel and independent auditors. The Company has agreed to indemnify the Underwriters against certain liabilities in connection with the offer, subscription and sale of the Offer Shares.

The Offer Shares are offered by the Underwriters subject to prior sale or issue, receipt and acceptance by the Underwriters and subject to the right of the Underwriters to reject any order in whole or in part and to certain other conditions.

For details regarding the compensation of the Underwriters, see Section 2.3.8 "Renumeration of Financial Intermediaries".

Selling Restrictions:

United States

The Offer Shares have not been registered under the Securities Act and may not be offered or sold within the United States or to, or for the account or benefit of, United States persons (as defined in Regulation S) except to certain persons in offshore transactions in reliance on Regulation S.

In addition, prior to the expiration of the Restricted Period an offer or sale within the United States by any dealer (whether or not participating in the Offering) of any Offer Shares offered outside the United States may violate the registration requirements of the Securities Act.

United Kingdom

Each Manager has severally represented and agreed that:

(1) it has not offered or sold and, prior to the expiry of the period of six months from the latest date of issuance of the Offer Shares, will not offer or sell any Offer Shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purpose of their business or otherwise in circumstances which do not constitute an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

(2) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the Offer Shares in, from or otherwise involving the United Kingdom; and

(3) it has only issued or passed on and will only issue or pass on in the United Kingdom the Prospectus or any document received by it in connection with the issue or sale of the Offer Shares to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 (as amended) or is a person to whom the Prospectus or such document may otherwise lawfully be issued or passed on.

2.5.5 Interests of Named Experts and Counsel

Not applicable.

2.5.6 Recent Sales of Shares

On June 24, 1998 the shareholders of the Company approved the merger of S&T Holding Ges.m.b.H. into the Company with retroactive effect as of January 1, 1998. Prior to such merger 50% of the shares ("Geschäftsanteile") of S & T Holding Ges.m.b.H. were owned by the Company and 50% were owned by Mr. Karl Tantscher. S & T Holding Ges.m.b.H. was the holding company of the following subsidiaries of the Company: S & T Bulgaria e.o.o.d., S & T Romania srl., S & T Ukraine ltd., S & T Yugoslavia d.o.o., S & T Mold srl. and Advanced Integrated Solutions as. Pursuant to this merger Mr. Tantscher received 35,000 ordinary Shares with a nominal value of ATS 100 each. In connection with this merger, the nominal share capital of the Company existing at this time was increased from a nominal amount of ATS 12,500,000 to ATS 16,000,000. See also Section 3.2.5 "Changes in the Company's Share Capital since its Foundation". For the shareholder structure prior and after the offering see also Section 2.5.3 "Principal and Selling Shareholders".

2.5.7 *Idemnification of Members of Management and Supervisory Boards, Directors and Executives*

Currently no member of the Management Board or Supervisory Board of the Company receives any indemnification from the Company or any company of the Group related to his or her responsibilities.

Austrian law prohibits the Company from entering into indemnification agreements with members of the Supervisory Board or members of the Management Board providing for limitations on personal liability for damages to the Company caused by acts or omissions of the members of the Management or Supervisory Board in their capacity as such. Generally under Austrian law, members of the Supervisory and of the Management Board will not be held personally liable for decisions taken diligently and in the interest of the Company.

CHAPTER III

GENERAL INFORMATION ABOUT THE ISSUER AND ITS CAPITAL

3.1 General Information about the Issuer

3.1.0 Name and registered office of the Company

S & T System Integration & Technology Distribution AG
Peter Jordan-Straße 19/3
A-1190 Wien
Tel. ++ 43 1 310 87 70
Fax. ++ 43 1 310 87 91

3.1.1. Date and Place of Incorporation

The Company was incorporated on December 17, 1987 as an Austrian limited liability company ("Gesellschaft mit beschränkter Haftung") under the name Streimelweger Gesellschaft m.b.H.

On June 24, 1991 Streimelweger Gesellschaft m.b.H. was transformed from a limited liability company into an Austrian joint stock corporation ("Aktiengesellschaft") with retroactive effect as of January 1, 1991. At this time the Company's name was changed to "VRT Holding Aktiengesellschaft". On June 2, 1998 the name of the Company was changed to "S & T System Integration & Technology Distribution AG".

3.1.2. Jurisdiction under which the Company Operates

The Company is organized as an Austrian joint stock corporation under the laws of the Republic of Austria. The Company's fiscal year ends on December 31.

The Company is the parent company and has eight subsidiaries. (See table below).

Name and Address of Subsidiary	Percentage of Shareholding	Shareholding in Currency	Capital Contribution in Local Currency (in '000)	Date of Incorporation or Acquisition	Name of Managing Director/ General Manager
S & T Slovakia spol.s r.o. Polianky S 84414 Bratislava, Slovakia	100%	SKK	5,000	05-13-93	Emil Vitek
S & T Bulgaria e.o.o.d. 2, Iatashka str. 1618 Sofia, Bulgaria	100%	BGL	5,000	12-21-93	Jack Glasserman
S & T Romania srl. Blvd. Dimitrie Cantemir 1 Bucharest, Sector 4, Romania	100%	LEI	162,070	01-31-94	Ilie Ionescu
S & T Ukraine ltd. Popudrenko str. 50 253094 Kiev, Ukraine	100%	UAH	193.6	12-30-93	Lilia Kosiuk
S & T Yugoslavia d.o.o. Knez Mihailova 30 11000 Belgrade, Yugoslavia	100%	DM USD	1.1 149.9	08-15-96	Predrag Vranes
S & T Mold srl. Blvd. Stefan cel Mare 202/Ap.403 277050 Chisinau. Moldova	99%	USD	250.6	11-23-95	Eugenia Veverita
Streiko spol.s r.o. Sibeliova 37 16200 Prague 6, Czech Republic	75%(4)	CZR	200	12-01-90	Pavel Koblizek
Advanced Integrated Solutions as Thelmana ul, 5 252006 Kiev, Ukraine	50%(5)	UAH	20	05-07-97	Lilia Kosiuk Igor Mazurika

(4) 25% of the shares are held by Mr. Pavel Koblizek, managing director of Streiko spol.s r.o.

(5) 25% of the shares are held by Mr. Igor Mazurika, managing director of Advanced Integrated Solutions as and 25% of the shares are held by Mr. Valery Polishchuk.

3.1.3 The Purpose of the Company

According to the Articles of Association of the Company, the purpose of the Company is:

- investment in domestic or foreign companies, including the establishment, ownership and management of investments in other companies in any jurisdiction;
- trading in merchandise of all kinds and the operation of a trading agency;
- system integration and distribution of new technologies;
- the engagement in all activities serving to further objectives listed above; banking transactions are excluded from the authorized activities of the Company.

3.1.4 Place of Inspection

All the documents concerning the Company mentioned in this Prospectus and which, pursuant to Austrian law and regulations, must be available for review by the shareholders (i.e., the Articles of Association, financial

statements etc.) can be inspected at the Company's principal executive office during regular business hours. All such documents referred to above will also be made available to Belgian investors at no cost to the investors upon prior written request addressed to the registered office of the Company. (See also Section 1.4 "Registration and Available Periodic Information").

3.1.5 Shareholders Liability

Under Austrian law, the liability of the shareholders of an Austrian joint stock corporation is generally limited to the nominal value of the shares they own in the company.

3.1.6 Principal Executive Office of the Company

The Company's principal executive and administrative office is located at Peter Jordan-Straße 19/3, A-1190 Vienna, Austria, and its telephone number is (+ 43 1) 310 8770.

3.2 General Information about the Capital

3.2.0 Share Capital

Prior to the Offering the Company had an aggregate nominal share capital in an amount of ATS 32,000,000 consisting of 320,000 ordinary bearer Shares with a nominal value of ATS 100 each.

Upon consummation of the Offering, the outstanding share capital of the Company will consist of 450,000 ordinary bearer Shares with a nominal value of ATS 100 each.

No other class of shares has been authorized or issued.

See Section 2.5.3 "Principal and Selling Shareholders" for a description of ownership of the issued and outstanding Shares and Section 3.2.5 "Changes in the Company's Share Capital since its Formation" for a description of the development of the Company's share capital. For the shareholder structure prior and after the offering see also Section 2.5.3 "Principal and Selling Shareholders".

3.2.1 Unissued Capital

At the extra-ordinary General Meeting on June 24, 1998, the Management Board of the Company was authorized by shareholders' resolution to increase, within a maximum period of five years from the date of the registration of the amendment to the Articles of Association resulting from the resolutions passed in such extra-ordinary General Meeting with the Commercial Register at the Commercial Court in Vienna, Austria, the nominal share capital of the Company from ATS 32,000,000 up to ATS 48,000,000 by issuing new Shares with an aggregate nominal value of up to ATS 16,000,000 in the form of up to 160,000 new Shares with a par value of ATS 100 each, with a minimum issue price of 100 per cent at nominal value.

Pursuant to the shareholders resolution adopted at the extra-ordinary General Meeting on June 24, 1998, the Management Board, in agreement with the Supervisory Board of the Company, approved on July 13, 1998 the Issuance of 130,000 New Shares offered hereby. (See also Section 2.2.0 "Resolutions, Authorizations and Approvals").

Accordingly, after the Offering a nominal share capital in the nominal amount of ATS 3,000,000 remains as authorized but unissued capital of the Company. Such authorized but unissued nominal share capital of the Company remains subject to the statutory subscription rights according to the Austrian Stock Company Act, unless such statutory subscription rights will be excluded in accordance with Austrian law. For a summary of statutory subscription rights under Austrian law see Section 2.2.1.4. "Subscription Rights".

3.2.2 Other Financial Instruments not Representing Shares

There are no Company financial instruments not representing Shares.

3.2.3 Convertible Debt Securities

There are no convertible debt securities, exchangeable debt securities or debt securities with warrants outstanding.

3.2.4 More Stringent Provisions of Articles of Association

There are no provisions of the Company's Articles of Association governing changes in capital that are more stringent than applicable provisions of Austrian law.

3.2.5 *Changes in the Company's Share Capital since its Formation (in Austrian schillings)*

Year	Type of Transaction	Number of Shares Issued	Capital Increase	Par value	Amount of Nominal Share Capital (in ATS)	Number of Shares Outstanding
1987	Incorporation as a limited liability company	—	—	—	500,000	—
1991	Transformation into a joint stock corporation	1,000	500,000	1,000	1,000,000	1,000
1991	Capital increase	2,000	2,000,000	1,000	3,000,000	3,000
1992	Capital increase	15,000 (10,000 ordinary and 5,000 preferred shares)	1,500,000	100	4,500,000	45,000
1992	Capital increase	5,000 (preferred shares)	500,000	100	5,000,000	50,000
1995	Capital increase by transformation of retained earnings	75,000 (60,000 ordinary and 15,000 preferred shares)	7,500,000	100	12,500,000	125,000
1998	Merger of S & T Holding Ges.m.b.H. into the Company	35,000	3,500,000	100	16,000,000	160,000
1998	Capital increase by transformation of retained earnings	160,000	16,000,000	100	32,000,000	320,000
1998	Conversion of preferred shares to ordinary bearer shares on a 1:1 ratio	—	—	100	32,000,000	320,000

The Company was incorporated on December 17, 1987 as an Austrian limited liability company (''Gesellschaft mit beschränkter Haftung'') with a nominal share capital of ATS 500,000, of which an amount of ATS 250,000 was contributed in cash.

On June 24, 1991 the Company was transformed from a limited liability company into an Austrian joint stock corporation (''Aktiengesellschaft'') with retroactive effect as of January 1, 1991. In connection with such transformation, the nominal share capital of the Company was increased from a nominal amount of ATS 500,000 to a nominal amount of ATS 1,000,000 which was fully paid up in cash.

On October 16, 1991 the Company increased its nominal share capital from ATS 1,000,000 to ATS 3,000,000 which was fully paid up in cash.

In the General Meeting of July 1, 1992 the nominal share capital of the Company was increased from ATS 3,000,000 to ATS 4,500,000. In connection with such increase of the nominal share capital, the Company issued 10,000 ordinary Shares with an aggregate nominal value of ATS 1,000,000 and 5,000 preferred shares (''Vorzugsaktien'') with an aggregate nominal value of ATS 500,000, such preferred shares attached with a preferred right to receive a dividend of 18 per cent of the nominal value per preferred share. On July 1, 1992 the Management Board of the Company decided to increase, within the limits of the previously approved authorized share capital, the nominal share capital from ATS 4,500,000 to ATS 5,000,000 by issuing 5,000 new preferred shares. Such 5,000 new preferred shares had a nominal value of ATS 100 each and the same rights as the existing preferred shares of the Company.

In the General Meeting of July 10, 1995 the Company increased its nominal share capital from ATS 5,000,000 to ATS 12,500,000 by issuing 60,000 new ordinary Shares with an aggregate nominal value of ATS 6,000,000 and 15,000 new preferred shares with an aggregate nominal value of ATS 1,500,000 by way of transformation of retained earnings (''Kapitalerhöhung aus Eigenmittel'').

On June 24, 1998 the shareholders of the Company approved the merger of S&T Holding Ges.m.b.H. into the Company with retroactive effect as of January 1, 1998. Prior to such merger, 50% of the shares (''Geschäftsanteile'') of S&T Holding Ges.m.b.H. were owned by the Company and 50% were owned by Mr. Karl Tantscher. Pursuant to this merger Mr. Tantscher received 35,000 ordinary bearer Shares with a nominal value of ATS 100 each. In connection with this merger the nominal share capital of the Company was increased from a nominal amount of ATS 12,500,000 to ATS 16,000,000.

At the extra-ordinary General Meeting of the Company on June 24, 1998 the Company increased its nominal share capital from ATS 16,000,00 to ATS 32,000,000 by way of transformation of retained earnings.

On May 4, 1998 the shareholders of preferred shares of the Company and on June 24, 1998 the shareholders of ordinary Shares of the Company approved in extra-ordinary General Meetings to convert the class of preferred Shares into ordinary bearer shares and the exchange of all preferred shares into ordinary bearer Shares on a 1:1 ratio.

For the shareholder structure prior and after the offering see also Section 2.5.3 "Principal and Selling Shareholders".

3.2.6 Principal Shareholders

As of the date of this Prospectus, 59,58 per cent of the Company's nominal share capital are owned by Mr. Thomas Streimelweger who founded the Company and is Chief Executive Officer and Chairman of the Management Board. As of the date of this Prospectus 22,08 per cent of the Company's nominal share capital are owned by Mr. Karl Tantscher who is Chief Operating Officer and member of the Management Board. After the Offering Mr. Thomas Streimelweger will hold 25,56 per cent of the Company's nominal share capital and Mr. Karl Tantscher will hold 10,22 per cent of the Company's nominal share capital, assuming the full exercise of the Over-allotment Option described in Sections 2.3.1. "The Offering" and 2.5.3 "Selling Shareholders". (See also Section 2.5.3. "Principal and Selling Shareholders").

3.2.7 Parent Company

The Company is the parent company of the Group. (See Section 3.1.2 "Jurisdiction under which the Company operates").

3.2.8 Ownership of the Company

Neither the Company nor any other company in which the Company, directly or indirectly, holds a stake of more than 50 per cent, owns Shares in the Company.

3.2.9 Employee Participation Scheme

Not applicable.

CHAPTER IV

INFORMATION CONCERNING THE ISSUER'S ACTIVITIES

4.1 Overview

S & T markets, designs, installs and supports high-end Information Technology (IT) solutions, Medical Diagnosis and Monitoring Systems as well as Electronic Test and Measurement Systems in Bulgaria, Moldova, Romania, Slovakia, Ukraine and Yugoslavia. In addition, S & T provides a full range of Maintenance and Services to its customers. Customers of S & T are generally medium-sized to large companies and institutions, including telecommunications providers, banks, utilities, railways, manufacturing companies, governmental agencies and healthcare providers. S & T integrates its customer-specific solutions using technologies and products from leading hardware and software manufacturers such as Cisco Systems, EMC^2, Hewlett Packard, Informix, Lucent Technologies, Microsoft, Olicom, Oracle, SAP, TOPCALL, and Westell, adding value through customization, customer consulting, user training and, in certain instances, the organization of financing for customer projects. S & T also enhances its customers' self-sufficiency by organizing and facilitating the transfer of information know-how and expertise within the customers' internal organization. The IT solutions business that S & T engages in, however, does not include the design, manufacturing or assembling of computer hardware or the development of standard software packages.

S & T was founded in 1987 as Streimelweger GmbH and was reorganized and renamed VRT Holding AG in 1991 and S & T System Integration & Technology Distribution AG in 1998. Streimelweger GmbH was active in countertrade, sales finance transactions and consulting for multinational clients in Eastern and Central Europe. Between 1990 and 1994 Streimelweger GmbH/VRT Holding AG became a purchasing agent for the Parpool/Metro group in the Czech Republic, Slovakia and Poland. S & T's first activities in system integration commenced in 1993 with the establishment of a subsidiary in Slovakia to act as the "Full Function Distributor" for Hewlett Packard in Slovakia. The activities of a "Full Function Distributor" generally include providing marketing, distribution, installation and customer services on a defacto (although not legally) exclusive basis in a particular jurisdiction. S & T formed further subsidiaries in Bulgaria, Ukraine in 1993, in Romania in 1994, in Moldova in 1995 and in Yugoslavia in 1996. These subsidiaries also acted as "Full Function Distributors" for Hewlett Packard, as well as engaged in distribution and system integration activities for other selected suppliers. In 1996 S & T established a Professional Services Group in each of its subsidiaries in order to provide system design, consulting and customer training services.

S & T's main business focus is on system integration: correspondingly, the IT solution business has accounted for more than 60% of S & T's consolidated revenues during the past three years. At the end of 1996, S & T changed its strategic direction for IT from a product-oriented (particularly Hewlett Packard products) approach to a market-segment (i.e., customer) oriented approach. As part of this shift, S & T has made significant investments in the recruiting and training of new technical personnel so as to optimize technical and commercial skills available, as well as expanding its network of contractual relationships with significant hardware and software vendors in order to offer more complete solutions to its customers.

As part of the realignment of its IT solutions business segment, S & T also changed from a "Full Function Distributor" to a value-added reseller for Hewlett Packard. As a value-added reseller, S & T has reduced its dependency on Hewlett Packard in the IT segment, and no longer must engage in country-wide product promotions on behalf of Hewlett Packard. This led to S & T foregoing certain commission revenues in favor of increased direct sales and warranty revenues. S & T remains, however, a Hewlett Packard "Full Function Distributor" for its medical diagnosis and monitoring systems and electronic test and measurement systems business segments. With respect to the medical equipment segment, S & T has added complementing, but non-competing, products from other companies, including Ohmeda and Tomtec.

The current organization of the S & T Group is set out in the following chart:

Organization



S&T
System Integration & Technology Distribution AG
100%
S&T
Slovakia
spol.s r.o.
100%
S&T
Bulgaria
e.o.o.d.
100%
S&T
Romania
srl.
100%
S&T
Ukraine
ltd.
100%
S&T
Yugo-
slavia
d.o.o.
99%
S&T
Mold
srl.[6]
75%
Streiko
spol.s r.o.
(Czech
Republic)[7]
50%
Advanced
Integrated
Solutions
as
(Ukraine)[8]

S & T's headquarters are located in Vienna, Austria, with wholly-owned subsidiary offices in Bulgaria, Moldova, Romania, Slovakia, Ukraine and Yugoslavia. These subsidiary offices are fully staffed and equipped to handle local sales, distribution, marketing, design and service activities. The headquarters is responsible for strategic, financial and human resources management as well as, in certain instances, order processing for specific projects. As of March 31, 1998, S & T had 214 full-time employees in all jurisdictions.

For the year ended December 31, 1997, S & T had consolidated total sales of approximately ATS 368 million and a consolidated profit from operations of approximately ATS 52 million. The following charts provide a breakdown of the distribution of sales by country and by business segment for 1997:



Slovakia
51%
Yugoslavia
and Moldova
4%
Ukraine
12%
Bulgaria
16%
Romania
17%
Information Technology Solutions
60%
Electronic Test
and
Measurement Systems
10%
Medical Diagnosis
and Monitoring Systems
14%
Maintenance and Services
16%

---

(6) 1% of the shares is held by Ms. Christine Cerny, member of the management board of the Company.

(7) 25% of the shares are held by Mr. Pavel Koblizek, managing director of Streiko spol.s r.o.

(8) 25% of the shares are held by Mr. Igor Mazurika, managing director of Advanced Integrated Solutions as and 25% of the shares are held by Mr. Valery Polishchuk.

4.2 Market Overview

The table below sets forth, according to International Data Corporation ("IDC"), 1997, selected IT market research data for Bulgaria, Romania and Slovakia (research data for Moldova, Ukraine and Yugoslavia is unavailable):

Breakdown of IT Sales (in USD Millions)

Country	Multiuser (UNIX and NT Operating Systems)	Single User Personal Computers and Network Computers	Network Components	Software	Services	Total 1997	Total 2001
Slovakia	59.8	188.2	33.1	51.8	66.5	399.4	690.8
Romania	21.8	100.3	9.7	15.4	11.0	158.2	289.2
Bulgaria	14.3	70.4	10.0	12.7	13.2	120.6	226.2
Total 1997	95.9	358.9	52.8	79.9	90.7	678.2	N.A.
Total 2001	172.3	606.3	86.0	141.0	200.6	—	1206.2
Compound annual growth rate (in per cent)	16%	14%	13%	15%	22%	16%	—

S & T's management believes that the foregoing IDC statistics and projections are conservative, and estimates that total investments in IT (including electronic printers) in the countries of S & T's presence (including Moldova, Ukraine and Yugoslavia) actually totalled over USD 800 million in 1997, with such investments to rise to over USD 1.6 billion annually by the year 2001.

As the above table reflects, however, purchases of personal computers (and low-end printers) have historically dominated the IT market in the countries of S & T's presence. While S & T's management anticipates that a strong demand for PC's (primarily low-cost PC's) will continue in its markets, demand is increasing for more complex, networked solutions. As is the case worldwide, organizations are recognizing the need to network their existing "islands of information", interconnecting different departments and regional offices in order to achieve the desired results in efficiency and return on IT investments.

Current demand in S & T's countries of presence is mainly driven by investments in telecommunications infrastructure, continued investments in local operations in Eastern Europe by International businesses, and general infrastructural projects financed by the Worldbank, the U.S. Export-Import Bank, the European Bank for Reconstruction and Development (EBRD) and European Union (EU) grant programs such as PHARE (Polish-Hungarian Aid for Reconstruction of the Economy) and TACIS (Technical Assistance to the CIS).

Historically, the telecommunications infrastructure in the countries of S & T's presence is very poor. Only gradually, voice and data communication services are becoming available from state-owned providers (telecoms), as well as from private vendors, both offering improved country-wide interconnections. In addition, satellite link services are now being marketed as another channel for improved communications with more distant locations. Telecommunications providers typically require efficient IT systems for billing, customers service, financial information systems and management information systems.

International businesses that invest in Eastern Europe often have an IT strategy which they attempt to implement worldwide. These strategies are usually based on world class hardware and software, rather than locally developed and assembled equipment (which often is less sophisticated and reliable). Correspondingly, international businesses prefer their system integrators and service providers to have world class standards, capabilities and product offerings.

Locally-based manufacturing companies require IT solutions of varying complexity, depending on their operations and overall level of sophistication. As privatization progresses in S & T's countries of presence, S & T's management expects that such locally-based manufacturing companies will become an increasingly important group of customers, as they similarly will need to adopt internationally-accepted standards in order to compete successfully with international competitors.

In addition, there presently exist multiple multimillion U.S. dollar IT projects — both in the tender and implementation stages, and financed by the Worldbank, the U.S. Export-Import Bank and other international institutions — for improving basic infrastructure in the countries of Eastern Europe. Depending on the nature and size of the project, there are typically from five to thirty main bidders that compete for the business. S & T

participates in such tenders either by bidding directly or working as subcontractor to larger firms (such as TLC (Transport-, Informatik- und Logistic-Consulting GmbH, Germany) or Hewlett Packard).

4.2.1 Current Market Position

S & T's management believes that it is well positioned to capture the above described and other potential customer groups by virtue of providing a high level of sophistication in customer consulting and a broad-based access to world class hardware and software manufacturers in its countries of presence. Having established an early significant local presence together with a proven ability to deliver solutions and services to the most demanding customers, S & T has become the IT solution provider to multiple significant businesses and governmental entities in its markets. No single customer accounted for 5 per cent or more of total Revenues of the Group in fiscal years 1995, 1996 and 1997, except for Bulgarian Telecom Company, Slovak Telecom and Slovenske Elektrarne which each accounted for less than 12 per cent of total revenues in fiscal years 1995, 1996 and 1997. Following is a representative list, in alphabetical order, of some of S & T's most significant current customers by jurisdiction.

Bulgaria

- BANKSERVIZ (Bankservice)
- NARODNO SABRANIE (Bulgarian Parliament)
- BULGARSKA TELEKOMOUNIKATSIONNA KOMPANIA (Bulgarian Telekom)
- RAKOVODSTVO VAZDOUSHNO DVIZHENIE (Bulgarian Air Traffic Control)
- VARNENSKA KORABOSTROITELNITSA (Varna Shipyards)

Moldova

- MINISTERUL AFACERILOR INTERNE (Ministry of Interior)
- BANCA REPUBLICANA TRANSNISTRIA (Republican Bank of Transnistria)
- FUNDATIA SOROS DIN MOLDOVA (Soros Foundation Moldova)

Romania

- BANCA CREDITANSTALT S.A.
- MOBIFON S.A.
- MOBIROM S.A.
- SIDEX GALATI
- ROMTELECOM S.A
- BANCA NATIONALA A ROMANIEI (National Bank of Romania)
- SOCIETATEA NATIONALA A CAILOR FERATE ROMANE SNCFR (Romanian Railways)

Slovakia

- HIROCEM A.S.
- SLOVENSKE TELECOMUNIKACIE S.P.
- SLOVENSKE ELEKTRARNE A.S.
- SLOVNAFT A.S.
- VOLKSWAGEN S.R.O.

Ukraine

- CREDITANSTALT BANK OF UKRAINE
- KYIVSTAR J.S.M.
- PROMINVESTBANK (PromInvest Bank Ukraine)
- UKREXIMBANK (Ukrainian Exim Bank)
- UKRTELECOM
- UKRAINSKY INNOVATSIONNY BANK (Ukr. Innovation Bank)

Yugoslavia

- DHL Yugoslavia
- Institute "MIHAJLO PUPIN"
- NARODNA BANKA JUGOSLAVIJE (National Bank of Yugoslavia)
- VOJNOMEDICINSKA ADADEMIJA (Military Medical Academy)

Because of the lack of recent reliable market research data for S & T's countries of presence, S & T is unable to present current comparative market share information. However, S & T's management estimates that its total IT market share (including all PC and printer sales) does not exceed 5 per cent in any one of S & T's countries of presence. If only the high-end IT solutions are considered, S & T's management estimates that its total IT market share in all its countries of presence is between 5 per cent and 10 per cent.

4.2.2 Future Market Trends

The basic IT infrastructure in S & T's countries of presence is still far from achieving Western European levels. According to an IDC study which was published in 1997, IT spending per capita in Central and Eastern Europe in 1996 was as follows:


USD
140
120
100
80
60
40
20
0
Ukraine
Romania
Bulgaria
Russia
Poland
Slovakia
Hungary
Slovenia
Czech Republic

According to EITO 1998 (European Information Technology Observatory) IT spending per capita amounted to USD 486 in Germany and USD 421 as an average in Western Europe.

While past IT investments focused on basic hardware requirements (mostly PC's), growing demand for next level IT investment is already apparent in Central and Eastern Europe. Demand has greatly increased for more advanced and capable applications, including high-availability (clustered) systems hardware and financial and business software applications from vendors such as Baan, Oracle, Peoplesoft and SAP. S & T's management believes that as the IT infrastructure in its countries of presence matures, demand for financial and business application software will also increase to match Western European levels. Moreover, as the demand for more sophisticated IT products and systems grows, so does the corresponding demand for higher value-added services such as education for system administrators and users, "help desk" functions and the outsourcing of IT functions (which can range from individual functions like application development and system administration to the operation of the whole corporate management information system and IT network).

As with basic infrastructure, S & T's management believes that the Group is well positioned to take advantage of the maturation of the IT markets in its countries of presence through S & T's current resources of expertise, experience and good customer relations.

4.3 Group Strategy

S & T is a leading system integrator in its countries of presence, and plans to expand to other countries of Central and Eastern Europe by continuing to provide IT solutions based on world class technology that offer both an imaginative understanding of customer needs combined with a strong local presence. Through a continued focus on the design and implementation of high-end and mission-critical IT solutions for medium-sized to large organizations, S & T's goal is to foster its reputation in its countries of presence as a reliable and long-term supplier and partner.

S & T's management sees significant opportunities in pursuing further geographic expansion, both in its countries of presence and in new markets. S & T has current plans to increase its number of offices in key larger countries, such as Romania and Ukraine, in order to be more responsive to customer requirements and demands.

In addition to its current countries of presence, S & T is also exploring opportunities for expansion into Kazakhstan, Russia, Slovenia, Croatia, Poland and the Czech Republic, as well as potentially into Armenia, Azerbaijan, Georgia and Uzbekistan. These countries are attractive to S & T because of their business potential and similarity (but different timing) of their paths of economic development with those countries in which S & T is already present. Certain of S & T's current suppliers have already indicated their interest to work with S & T in these countries, should S & T decide on expansion.

The product strategy of S & T is driven by the focus on IT solutions which are comprised of support-intensive, high-margin hardware and software products and services (such as computer hardware for mass storage of data and financial and business application software). S & T also seeks to increasingly integrate its product portfolio of medical diagnosis and monitoring systems and electronic test and measurement systems into global IT solutions for its customers. This product strategy requires the ability to draw on preexisting reserves of expertise; however, it is generally both expensive and time-consuming to train personnel *ad initio* for advanced IT areas and skills. Therefore, to minimize financial and time investment, S & T has entered, for example, into a joint venture in Ukraine to leverage the expertise of a small group of experts for SAP solutions. S & T is also considering acquiring locally-based companies which have already specific innovative solution expertise, rather than developing such expertise independently, where this appears to be more cost-effective and promises a shorter time-to-market.

With respect to supplier strategy S & T intends to maintain its close relationship with Hewlett Packard, as Value-Added-Reseller in the IT solutions business segment and as a "Full Function Distributor" in its countries of presence. As a percentage of total Revenues, Hewlett Packard derived revenues decreased from 100% in 1995 to approximately 75% as of the first quarter of 1998 (Although quarterly statistics, however, are not necessary indicative of annual figures). This decrease, however, is not a result of a deliberate strategy by S & T for decreasing its business with Hewlett Packard, but is a direct result of S & T's strategy of aggressively pursuing growth with other suppliers, and the corresponding expansion of its service activities. This supplier maintenance and growth strategy has and will continue to require significant investments in new personnel, training and marketing.

Personnel strategy is particularly important to S & T, given the relative difficulty in attracting and retaining qualified technical, sales and administrative personnel in its countries of presence. S & T's policy is to staff locally, and not through expatriates, demonstrating S & T's commitment to the respective country and providing its customers with stable and locally-knowledgeable business contacts. S & T's personnel strategy is further characterized by:

- a professional selection process to ensure hiring of highly-qualified people
- an ongoing, individualized vocational training curriculum
- day-to-day coaching of new personnel by senior managers (mentorship program)
- regular, performance-based appraisals, compensation and career development
- a success-based compensation package for all sales and service staff.

Finally, recognizing the importance of an information strategy for itself as well as for its customers and in order to improve transparancy of an increasingly large and diverse organization, S & T will invest in new, extended-capability management information systems.

4.4 Description of Products

S & T's revenue in 1997, 1996 and 1995 was comprised of the following four main business segments (in ATS thousands):

	1997		1996		1995 (unaudited)	
By Business Segment	**ATS '000**	**%**	**ATS '000**	**%**	**ATS '000**	**%**
Information Technology Solutions	219,318	60	138,199	56	125,021	75
Medical Diagnosis and Monitoring Systems	53,767	14	38,003	15	14,156	8
Electronic Test and Measurement Systems	36,513	10	30,900	13	7,535	5
Maintenance and Services	58,628	16	38,685	16	15,601	9
Other	0	0	0	0	5,108	3
Total	368,226	100	245,787	100	167,421	100

S & T's revenue for the same periods originated from the following countries:

	1997		1996		1995 (unaudited)	
By Country	**ATS '000**	**%**	**ATS '000**	**%**	**ATS '000**	**%**
Slovakia	188,338	51	135,416	55	85,025	51
Romania	62,777	17	47,345	19	35,444	21
Bulgaria	58,332	16	36,408	15	24,526	15
Ukraine	42,320	12	21,488	9	22,426	13
Yugoslavia, Moldova	16,459	4	5,130	2	0	0
Total	368,226	100	245,787	100	167,421	100

4.4.1 Information Technology Solutions

Information Technology comprises of the sum of hardware and software systems which jointly provide customer solutions for information exchange, storage and analysis. The application of these individual systems necessitates the existence of a well trained team of specialists which are continously educated to be prepared to deal with the enormous speed of technological innovation. S & T designs, implements and maintains individual customer IT solutions based on leading products and technologies generally available worldwide. S & T's primary value-added contribution is the expertise in providing such solutions in a technically and commercially viable way. (S & T, however, does not design, manufacture or assemble computer hardware, or develop standard software packages). For practically every IT solution that it implements, S & T must provide the following services:

- design the IT system so that components interconnect properly (this is a critical function, as hardware and software from different manufacturers need to be mixed and matched before they can operate; in addition, the potential for future extended capacity and upgrades need to be planned into the system)
- consult with the customer in IT system designs (customers typically do not have the expertise or resources to change or design their own IT solution, and need functionality beyond that provided by a simple generic solution; customers also often require advice in highly technical areas such as network topology and system redundancy)
- install the components and execute the acceptance test (hardware and software must be installed, interconnected and tested for reliability before a customer can transfer mission critical functions to it for a customer, using outside experts is almost invariably more cost and time efficient)
- train customer personnel in the usage of the hardware and software (new hardware and software presents a training challenge for the customer which is best managed by having expert assistance and guidance, so that the customer can quickly build up a base of trained personnel, who can then, in turn, train others)
- provide a help-desk in case of operational problems (customers frequently need immediate real-time assistance with questions and issues that arise in connection with operating a new IT system, especially at the outset)
- repair faulty hardware during and subsequent to the warranty periods (even new hardware can experience problems or failures as a result of shipping or extreme environmental conditions or continuous heavy usage; in addition, some customers (e.g., utilities) require enhanced response times and coverages to avoid or minimize business disruptions)

- provide for continuous updating of software (software is continuously updated by manufacturers to correct errors, provide enhanced functionality and support new hardware; customers require expert assistance to install (upgrade) new software so as to avoid or minimize business disruptions)

- propose additions and upgrades to the IT system for smoother expanded operations (new technology, new customer activities and changing requirements demand optimization of the customer's IT solution on a long-term basis, permitting the customer to utilize its existing system more efficiently and with less down time)

- provide or help arrange financing solutions for the project, if required (customers often need flexible financing terms or external financial assistance).

Furthermore, as a value-added reseller for Hewlett Packard, and through its network of partner relationships with other significant IT manufacturers, S & T has available the dedicated resources and advanced level of information of its commercial partners to assist in designing and implementing IT solutions.

Another growing source of revenues for S & T is customer training activities. S & T maintains training facilities in all of its subsidiaries that are equipped with up-to-date hardware, software and visual aids. Through a regularly published training calendar (in certain countries, attendees may register via the Internet) and customer-specific training sessions, S & T training facilities are utilized approximately 60 per cent on an aggregate annual basis. Most training sessions are led by S & T's own technical personnel, while for other, less frequently held or highly specialized trainings, S & T utilizes outside instructors (typically hired from universities).

In fiscal 1997, less than 10 per cent of S & T's business was based on simple (i.e., not solution-specific) commodity sales of computer hardware and software. Given that S & T sells individual customer IT solutions rather than off-the-shelf products, S & T's products and services are best described by giving several common scenarios of different business requirements of S & T's customers and S & T's solution (based on actual project experience), organized by project category:

Example 1 (an exceptionally large project): Organization-wide IT infrastructure

Scenario:	A country-wide telecommunications provider with 30,000 employees needs to interconnect its offices in order to provide for the exchange of operational data, financial data and electronic mail.
Hardware and software components of the S & T solution:	Unix-based servers from Hewlett Packard NT-based servers and clients from Hewlett Packard Routers and switches from Cisco Systems Modems from RAD Group Uninterruptable power supply from APC Database management system from Oracle Application development software from Oracle Application software from Microsoft
Implementation time:	3 man years
Approximate price:	ATS 36 million

Here S & T is providing basic IT infrastructure, i.e., a country-wide IT solution for a customer, enabling the customer to operate on a basic informational level that is standard for a telecommunications provider.

Example 2 (a medium-size project): Data warehouse solution for a manufacturing company

Scenario:	A foreign subsidiary of a multinational manufacturer using SAP financial application software wants to add data-warehouse capability to its existing computer systems. Scalability (from 100 Gigabyte to several Terabyte) is important; starting storage size is 130 Gigabyte in a mirrored (redundant) configuration to provide data security and fault tolerance.
Hardware- and software components of the S & T solution:	Symmetrix Storage System from EMC^2 in the suitable configuration to connect to the existing system.
Implementation time:	2 man months
Approximate price:	ATS 4 million

Here S & T is providing upgraded IT capacity for redundant storage of data and improved data back-up procedures, i.e., a situation-specific IT solution for a customer, enabling the customer to better secure and store the data it already has, while increasing efficiency by decreasing the back-up time.

Example 3 (a medium-size project): Network management system for a major bank

Scenario:	An existing banking computer network consisting of components from different vendors has grown to a size where it becomes desirable to provide up-to-date information about the health of the network to an operator in order to react quickly to equipment faults or line interruptions.
Hardware and software components of the S & T solution:	Unix-based workstations from Hewlett Packard Routers and switches from Cisco Systems Network management software OpenView from Hewlett Packard
Implementation time:	4 man months
Approximate price:	ATS 2.5 million

Here S & T is providing enhanced IT performance, i.e., a situation-specific IT solution for a customer that gives the customer an early-warning system for, as well as control over, a heterogeneous computer network, while minimizing potential system downtime.

Example 4 (a turnkey solution): Complete system for an Internet service provider

Scenario:	A newly-formed company wishes to become an Internet service provider for its local community. After obtaining all necessary licenses, sophisticated computer and communication equipment has to be installed to connect the clients to the Internet, provide for usage statistics, billing and customer care.
Hardware and software components of the S & T solution:	Unix-based server from Hewlett Packard Access-routers from Lucent Technologies "Last mile" modem connection from Westell via existing standard copper telephone wires to end-users
Implementation time:	4 man months
Approximate price:	ATS 5 million

Here S & T is providing a complete IT package, i.e., a global but complex and very user-specific IT solution for a customer. If desired, S & T can even arrange for the necessary licenses and other governmental clearances required for such complex projects, i.e., essentially setting up a business for a customer.

The IT solutions business segment accounted for 60 per cent of total revenues in 1997.

4.4.2 Medical Diagnosis and Monitoring Systems

S & T is the current "Full Function Distributor" (i.e., the de facto, although not legally exclusive distributor) for Hewlett Packard's line of Medical Diagnosis and Monitoring Systems equipment in Bulgaria, Moldova, Romania, Slovakia, Ukraine and Yugoslavia. Primarily, this equipment consists of ultrasound systems for cardiac diagnosis, electronic monitoring systems for intensive care units, electrocardiographs, cardiotocographs (fetal heartbeat monitors) and defibrillators. Complementing the range of Hewlett Packard equipment, S & T has entered into sales and marketing agreements with Ohmeda (anaesthesia machines) and Tomtec (thermal imaging systems). S & T also markets certain products, on an individual project basis, for Kretz (low-end ultrasound machines).

Cardiological and pediatric clinics and intensive care units in major hospitals are the primary customers for S & T's Medical Diagnosis and Monitoring Systems. The equipment can be used on a stand-alone basis, or as is becoming increasingly common, linked to one or more central monitoring or control stations. Additionally, the medical diagnosis and monitoring system can be further linked to other IT systems, transferring information to be used for such purposes as patient records or billing. This segment of S & T's business accounted for 14 per cent of total revenues in 1997.

[illegible] *Electronic Test and Measurement Systems*

S & T is the current "Full Function Distributor" (i.e. the de facto, although not legally exclusive distributor) for Hewlett Packard's line of Electronic Test and Measurement Systems in Bulgaria, Moldova, Romania, Slovakia and Ukraine. Electronic Test and Measurement Equipment has a wide variety of applications. For example, telecommunications providers, whether wire-based or wireless, need to measure and monitor their transmission networks and nodes constantly in order to provide the highest possible quality of services. In addition to their data and voice transmission networks, telecommunication providers need to install signalling networks (SS7) and synchronization networks for ensuring operability and performance. Military and police forces also need to maintain a range of radio communications equipment, which also requires periodic testing and calibration. Additionally, electronic equipment manufacturers typically automate the testing of their finished goods (e.g., printed circuit boards, radios, television receivers, etc.). S & T provides electronic test and measurement solutions based on Hewlett Packard technology for the requirements of the above-described and various other customers. Although such equipment may be used on a stand-alone basis, increasingly, electronic test and measurement systems are also linked to other IT systems, for example, in the telecommunications sector for compiling usage and billing information. S & T's capabilities to link IT solution with electronic test and measurement systems are relatively unique in its countries of presence and, therefore, represent a significant competitive advantage over other solution providers. S & T also markets certain fiber optics test and measurement products, on an individual project basis, for Fujikura. The electronic test and measurement systems business segment accounted for 10 per cent of total revenues in 1997.

4.5 Maintenance and Services (Customer Support)

An important area of S & T's activities and a source of continuing and increasing revenues is the Maintenance and Service of previously installed systems. S & T honors the various warranty schemes of its respective suppliers by providing warranty services free of charge to customers in the same manner as the suppliers describe in their literature. S & T is then, according to its agreements with the respective suppliers, reimbursed by the suppliers for these warranty services on a per job or monthly basis. Moreover (particularly with Hewlett Packard products) S & T often provides warranty services to customers who purchased their equipment from non-S & T sources, thereby further enhancing its revenue base. In all countries of its presence, S & T has the largest individual Hewlett Packard service center operations, both in volume and revenues.

S & T can often realize additional revenue by offering improved service response times and/or increased coverage up to 24 hours a day, 7 days per week. After warranty expiration, customers typically sign maintenance agreements with S & T in order to ensure uninterrupted operation of their systems. Although many IT suppliers outsource their warranty services to smaller local companies, S & T has found it more efficient and effective to retain control over the service quality by only using its own personnel. In Slovakia and Bulgaria, S & T has opened branch offices in addition to the main subsidiary offices located in the respective capital cities in order to provide improved response times and geographic coverage throughout these countries. In all other countries, S & T plans to open additional offices in line with demonstrated business volumes and customer demand. In order to provide its customers with these support services, S & T has well qualified and trained staffs of system engineers and stocks of spare parts located at all of its subsidiaries and service locations. Hotline arrangements (primarily via the Internet) with all suppliers provide for a second line of support.

The maintenance and services segment of S & T's business accounted for 16 per cent of total revenues in 1997.

4.6 Suppliers

For the past three years Hewlett Packard, a leading global provider of computing, Internet and Intranet solutions, services, communications products and measurements solutions, has been the key supplier of the Group accounting for 75 per cent of total Revenues of the Group in the first quarter of 1998. Other suppliers of S & T include Oracle, a leading developer of database management systems software and application development software tools, EMC^2, a leading maker of mainframe computer disk memory hardware and software; Cisco Systems, a leading supplier of products for computer networking; and Informix, a developer of complex database management systems that let users store, retrieve, and correlate information on a network. None of these suppliers accounted for more than 5 per cent of the Group's total revenue in the first quarter 1998. Management expects that these suppliers will play a more significant role for S & T in the future.

S & T's relationships with its suppliers (and in particular, with Hewlett Packard) are generally based upon multiple long-term agreements, entered into with various divisions of the respective supplier. Such contracts are typically not project oriented but rather define general terms and conditions for the purchase and sale of products

and licenses. Therefore, S & T's management believes that the cancellation of any single agreement with a supplier would not have a material adverse effect on S & T's business. However, the cancellation of multiple agreements with a supplier could have a material adverse effect. See Section 4.6.1 "Relationship with Hewlett Packard". S & T has not experienced any significant difficulty in obtaining hardware, software and services from its suppliers in recent years, and believes that it will be able to obtain such supplies from them in the future. In addition, S & T is constantly seeking to enter into relationships with new and alternate major suppliers of the products and services it utilizes. However, there can be no assurance that S & T's ability to obtain necessary supplies will not be adversely affected by unforeseen developments.

4.6.1 Relationship with Hewlett Packard

Historically, S & T has had a particularly close and interconnected relationship with Hewlett Packard in its initial and continuing role as a "Full Function Distributor" as well as "Value-added Reseller". Although S & T remains "Full Function Distributor" only for its Medical Diagnosis and Monitoring Systems and Electronic Test and Measurement Systems business segments, S & T's revenues in its IT solutions business segment remain predominantly based on Hewlett Packard products. In addition, S & T realizes a considerable portion of its warranty-related service revenues from Hewlett Packard products, and from its subsidiaries' capacities as official Hewlett Packard service centers. Although S & T's management characterizes its relations with Hewlett Packard as good, S & T's existing agreements with Hewlett Packard are not exclusive. In addition, the contracts with Hewlett Packard generally provide Hewlett Packard with a termination right if S & T does not meet the required sales volumes. However, in the past actual sales volumes of S & T have generally exceeded the required sales volumes. If Hewlett Packard were to terminate some of its contractual relations with S & T or with any one of S & T's individual business segments, such terminations would likely have a material adverse effect on S & T's business. S & T's business reputation could suffer from such terminations, and S & T would likely experience difficulties in obtaining adequate alternate or substitute products and/or suppliers, at least for a limited period of time. If Hewlett Packard had to be replaced by alternate suppliers such replacement would also require investments in training of personnel. Finally, because of its reliance on Hewlett Packard products, S & T is, to a material extent, dependent on the overall business performance of Hewlett Packard and the demand for Hewlett Packard products; a downturn in Hewlett Packard's business performance could have a corresponding impact on the business, financial condition or results of operations of S & T. See also "Risk Factors — Dependence on Supplier Relationships".

4.7 Sales and Distribution

S & T's typical sale is for a customer project that calls for the integration of products from various hardware and software suppliers, is specifically designed for the customer and requires a high degree of consulting, training and maintenance services. Normally, the customer has a high dependency on the ultimate functionality of the system (i.e., it is "mission critical"). Current S & T project values range from ATS 1 million to ATS 20 million with project cycles (i.e., from contract award to completion of installation) from 6 to 24 months but with exceptions, however, in both extremes.

S & T's earnings are cyclical, and are based on the size, duration and completion status of ongoing projects. The two largest individual S & T projects in 1997 were Slovenske Elektrarne and Bulgarian Telekom, with project values of more than ATS 40 million and ATS 20 million, respectively. The Slovenske Elektrarne project had a cycle of 4 months, while the project for Bulgarian Telekom is still ongoing, and expected to have a cycle of over 10 months. See also Section 5.2.1 "Results of Operations for the Three Years Ended December 31, 1997, 1996 and 1995" and "Risk Factors — Project Risks".

S & T relies on a highly-skilled direct sales force located in each country of its presence, specialized by industry segment. This sales force is augmented by a Professional Services Group (PSG), which provides for the technology-focused support in the pre- and post-sale phases.

The chart below shows a breakdown of the Group's IT sales personnel by specialization.

IT sales personnel by specialization
Total = 30


Manufacturing
13%
Management/
General
28%
Government
13%
Utilities
13%
FSI
13%
Telecom
20%

The chart below shows the areas of specialization of the Professional Service Group.

Professional Services Group by specialization
Total = 34


Application SW
12%
HP-UX
23%
DBMS
12%
Storage Systems
12%
NT
23%
Networking
18%

In the majority of its projects, S & T is the sole contractor for the products and services it provides, with the exception of very large projects, which typically involve large multinational companies as prime contractors.

In addition S & T has signed reseller/commission agreements with selected smaller local companies in every country of its presence (generally a total of five to six companies per country). These resellers, which are subcontracted by S & T on an as-needed, by-project basis, add value to S & T's solutions by providing specialized software (e.g., payment processing for banks or CAD (computer-aided design)) and/or services (e.g., cabling installation) to complete the solution delivered by S & T. S & T utilizes subcontractors, services primarily for routine or non-technical, labor-intensive tasks.

The Group has implemented certain policies to minimize the risk associated with respect to collecting accounts receivables. It can, however, not be ruled out that the Group may encounter problems with respect to collecting accounts receivables in the future. See also "Risk Factors — Risks Relating to Emerging Markets".

S & T's sales force is compensated under a plan which combines a base salary with a commission representing a percentage of S & T's gross margin (i.e., sales minus costs of materials, supplies and services) on the respective product area's sales. Upon full achievement of their sales goals, salespersons may typically more than double their base salary in commissions. In addition, in order to encourage even greater achievement, there is no upper limit set on Sales persons' commissions.

4.8 Locations, major operations and properties

Site	Principal Use, Size
Vienna, Austria	Main executive offices, 200 m^2
Bratislava, Slovakia	Slovakian main offices, 1200 m^2
Banska Bystrica, Slovakia	Regional sales and service office, 200 m^2
Kosice, Slovakia	Regional sales and service office, 200 m^2
Bucharest, Romania	Romanian main offices, 810 m^2
Sofia, Bulgaria	Bulgarian main offices, 1200 m^2
Plovdiv, Bulgaria	Regional sales and service office, 100 m^2
Veliko Tarnovo, Bulgaria	Regional sales and service office, 100 m^2
Varna, Bulgaria	Regional sales and service office, 100 m^2
Kiev, Ukraine	Ukrainian main offices, 453 m^2
Belgrade, Yugoslavia	Yugoslavian main offices, 452 m^2
Chisinau, Moldova	Moldovian main offices, 234 m^2

All of the above S & T facilities are leased under short-term rental agreements. S & T's management believes that current facilities are adequate to meet the requirements of S & T's present operations. However, S & T's management is permanently searching for reasonably priced office space of adequate quality in order to prepare for the anticipated expansion of business. S & T does not own any real property.

4.9 Employees

As of March 31, 1998, S & T had 214 full-time employees, of which 77 were in sales and sales support, 49 in customer service and 88 in administration. Of these employees, 70 were based in Slovakia, 43 in Ukraine, 36 in Bulgaria, 36 in Romania, 11 in each of Yugoslavia and Moldova and 7 in Austria. To the best knowledge of S & T, none of its employees are unionized. At S & T's Austrian headquarters, no worker's council has been established. S & T's management believes that its employee relations are good.

The charts below show a break-down of the Group's employees per country and business segment as of March 31, 1998.

Employees by Country and Business Segment as of March 31, 1998



Slovakia
33%
Ukraine
20%
Romania
17%
Bulgaria
17%
Yugoslavia
5%
Moldova
5%
Austria
3%
Maintenance and Services
23%
Administration and Order Processing
41%
Electronic Test and Measurement Systems
2%
Medical Diagnosis and Monitoring Systems
4%
Information Technology Solutions
30%

4.10 Legal Proceedings

S & T is not currently subject to and has not during the last three fiscal years been subject to any litigation, governmental proceedings, claims or arbitrations that had or would have a material adverse effect on its business, financial condition or results of operations.

4.11 Investment Policies

S & T has no material investments in shares or funds. However, from time to time, S & T makes small investments in shares of its suppliers and in country funds, primarily to track commercial developments.

In addition, S & T's capital expenditures for expansions and modernization of its sales and administration facilities totalled ATS 16.7 million and ATS 14.9 million in 1997 and 1996, respectively, which were mainly financed through the operating cash flows of the Group.

Breakdown Of Investments (In Million ATS)

	1997	1996	1995 (unaudited)
Intangible Assets	0.4	0.3	0.6
Tangible Assets	16.7	14.9	10.5
Financial Assets	0.4	3.9	3.3
	17.5	19.1	14.4

In 1998, the Group plans to make investments in the total amount of ATS 16 million, mainly in office and communications equipment and cars for the further expansion of the sales force and service support and maintenance personnel. There are no other committed investments. With respect to planned acquisitions see Section 2.5.2 "Use of Proceeds".

4.12 Competition

S & T operates in a competitive environment, encountering competition in all of its countries of presence from large international hardware-based IT competitors, including DEC, IBM, ICL and UNISYS, from international system integrators such as Computer Associates and the SEMA Group, and from various medium to small-sized locally-based competitors. S & T's management believes that a long-term trend of convergence is occurring in the computing and communications sectors of the information industry in response to a rapidly expanding and changing business environment. Furthermore, business consultancy firms such as Deloitte & Touche, Arthur Andersen and Coopers and Lybrand have commenced commercial system integration activities. As this trend continues, additional competitors will seek to enter the system integration market. The ability of S & T to remain competitive will thus depend in part upon its continued ability to finance and acquire the resources necessary to offer broad-based services and products on an efficient basis.

In addition, technology in the IT industry is in a rapid and continuing state of change as new technologies continue to be developed, introduced and implemented. S & T's management believes that its ability to continue to compete effectively will also depend upon its ability to develop its technical staff and market services and products that meet changing user needs and respond to technological changes on a timely and cost-effective basis.

S & T's management believes that it has a significant advantage over large international IT competitors in that its employees are almost exclusively locally-based. Therefore, S & T does not experience the significant cultural, employee turnover and retention difficulties experienced by larger international companies, which rely in part on expatriates. Moreover, S & T's international network of supplier relationships with many of the most significant hardware and software manufacturers (including Hewlett Packard) can not be generally paralleled by its local competitors, who are often solely dependent on one particular manufacturer or proprietary solution. S & T's reputation as a reliable and cost and time efficient provider of IT solutions also is a significant competitive advantage vis-a-vis many of its local competitors which have neither the experience nor the resources of S & T.

In its business segments Medical Diagnosis and Monitoring Systems, S & T's primary competitors include Siemens, Hellige, and for anaesthesia machines, Draeger. S & T's management believes that as in the IT Solutions business segment, S & T's primary competitive advantage is its significant local presence compared to its larger international competitors. In its business segment Electronic Test and Measurement Systems, S & T's primary competitors include Wandel and Goldtermann and Anritsu. S & T's management believes that S & T's competitive advantages over these international competitors include its significant local presence, its current long-term customer relationships, and its relatively-unique ability to connect Hewlett Packard Test and Measurement Equipment to other IT systems.

CHAPTER V

THE ISSUER'S ASSETS AND LIABILITIES, FINANCIAL POSITION, PROFITS AND LOSSES

5.1 Selected Summary Financial Data

The following table sets forth selected consolidated financial data concerning the Company and the Group and should be read in conjunction with the consolidated financial statements and related Notes thereto appearing elsewhere in this Prospectus. The selected statement of operations data for each of the years in the three year period ended December 31, 1997 and the balance sheet data at December 31, 1997, 1996, and 1995 have been extracted from the annual consolidated financial statements of the Company (the "Consolidated Financial Statements"), which have been prepared in accordance with International Accounting Standards (IAS). The consolidated balance sheets of the Company as of December 31, 1997, 1996, and 1995 and the related consolidated statements of income and of cash flows for the years ended December 31, 1997 and 1996 have been audited by Price Waterhouse, independent auditors, and are included elsewhere in this Prospectus. The consolidated statements of income and of cash flows for the year ended December 31, 1995 have not been audited (see also Section 1.2 "Auditors & Scope of their Audit".)

The combined (not consolidated) statements of operations for the three-month periods ended March 31, 1998 and 1997 (the "Interim Results") have been prepared by S & T's management and are set forth in Section 5.2.2 "Results of Operations for the Three Months Ended March 31, 1998 and March 31, 1997". The Interim Results have been reviewed by Price Waterhouse to assure that they provide a meaningful comparison. The review does not constitute an audit, and therefore no opinion has been expressed on the Interim Results. In the opinion of S & T's management, all adjustments necessary to provide a meaningful comparison of the results of these interim periods have been included. See Section 5.2.2 "Results of Operations for the Three Months Ended March 31, 1998 and March 31, 1997". Results for the three months ended March 31, 1998 are not necessarily indicative of results expected for the entire year.

The companies of the Group maintain their books and records in the currency of, and in compliance with, statutory regulations of the countries in which they are incorporated and registered. For consolidation purposes adjustments were made to the local financial statements to comply with IAS.

The Company publishes its consolidated financial statements in Austrian schillings. Income statements of foreign entities are translated into ATS at average exchange rates and the balance sheets are translated at the year-end exchange rates as of December 31. Exchange differences arising from the retranslation of the net investment in foreign subsidiaries are recorded as "Accumulated Translation Adjustments" in shareholders' equity.

The local currency financial statements of subsidiaries operating in hyper-inflationary economies are either restated using appropriate indices for current values at the balance sheet date before translation into ATS (Ukraine), or the subsidiary's reporting is based on U.S. dollars being the functional currency of the operations of such subsidiary in the respective country (Bulgaria and Romania).

Foreign currency transactions of all Group companies are accounted for at the exchange rates prevailing at the date of the transactions. Gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies using year-end exchange rates are recorded in the income statements of the Group as Other income or Other operating expenses. The main foreign currency exposure relates to S & T's operations in U.S. dollars and in the local currencies of Bulgaria, the Czech Republic, Moldova, Romania, Slovakia, Ukraine and Yugoslavia.

The following tables set out selected consolidated financial information for the Group for the years ended December 31, 1997, 1996, and 1995, which have been extracted from the Consolidated Financial Statements included elsewhere in this Prospectus.

CONSOLIDATED INCOME STATEMENT (IAS)

	For the periods Ended December 31,			
	1997	1997	1996	1995
	U.S. Dollars '000[9]	ATS '000	ATS '000	ATS '000 (unaudited)
Revenue	29,088	368,226	245,787	167,421
Other income	1,004	12,708	6,463	6,725
Total revenues	30,092	380,934	252,250	174,146
Cost of materials, supplies and services	(15,831)	(200,408)	(141,107)	(100,668)
Staff costs	(4,332)	(54,842)	(30,392)	(15,393)
Depreciation	(784)	(9,928)	(8,196)	(5,148)
Other operating expenses	(5,057)	(64,012)	(52,235)	(26,986)
Total operating expenses	(26,004)	(329,190)	(231,930)	(148,195)
Profit from operations	4,088	51,744	20,320	25,951
Net financing income/(expenses)	(14)	(174)	960	(51)
Income/(expenses) from investments in affiliated companies	50	637	(1,980)	(961)
Expenses from other financial assets	(15)	(191)	0	0
Profit before tax	4,109	52,016	19,300	24,939
Income tax expenses	(1,363)	(17,259)	(9,171)	(9,138)
Profit after tax	2,746	34,757	10,129	15,801
Minority interests[10]	(380)	(4,807)	633	(3,245)
Net profit for the period	2,366	29,950	10,762	12,556
Number of shares[11]	125,000	125,000	125,000	125,000
Profit per share	19	240	86	100

(9) Translated from Austrian schillings into U.S. dollars for illustration purposes only using the average exchange rate ("Devisenmittelkurs") as published by the Austrian National Bank ("Österreichische Nationalbank") on June 26, 1998.

(10) Minority interests relate to the 50 per cent interest of the Company in S & T Holding GmbH. On June 24, 1998 S & T Holding GmbH was merged into the Company.

(11) After the exchange of the preferred Shares into common Shares, prior to the merger of S & T Holding GmbH into the Company on June 24, 1998. (See Section 2.5.6 — "Recent Sales of Shares" and Section 3.2.5 — "Changes in the Company's Share Capital since its Formation").

CONSOLIDATED BALANCE SHEET

	As of December 31,			
	1997	1997	1996	1995
	U.S. Dollars '000[12]	ATS '000	ATS '000	ATS '000
Non-current assets	2,686	34,002	26,647	16,385
Current assets	8,496	107,545	91,648	68,004
Total assets	11,182	141,547	118,295	84,389
Capital and reserves	4,099	51,893	32,490	27,993
Minority interests in subsidiaries	660	8,354	4,215	5,615
Non-current liabilities	11	145	45	21
Current liabilities	6,412	81,155	81,545	50,760
Total equity and liabilities	11,182	141,547	118,295	84,389

(12) Translated from Austrian schillings into U.S. dollars for illustration purposes only using the average exchange rate ("Devisenmittelkurs") as published by the Austrian National Bank ("Österreichische Nationalbank") on June 26, 1998.

CONSOLIDATED CASH FLOW STATEMENT

	For the periods ended December 31,		
	1997	1997	1996
	U.S. Dollars '000[13]	ATS '000	ATS '000
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income before interest and taxation	4,109	52,016	19,300
Adjustments for items not affecting cash	4,701	59,512	26,295
Changes in assets and liabilities	(1,624)	(20,554)	(8,413)
Interest received (paid)	(14)	(174)	960
Income taxes paid	(833)	(10,542)	(13,476)
Net cash from operating activities	2,230	28,242	5,366
CASH FLOWS FROM INVESTING ACTIVITIES	(1,113)	(14,092)	(16,725)
CASH FLOWS FROM FINANCING ACTIVITIES			
(Increase) in short-term loan to chief executive officer	(829)	(10,500)	0
(Increase) in short-term loans to affiliated companies	(263)	(3,324)	(1,912)
Increase in short-term borrowings	851	10,779	5,353
Dividends paid	(983)	(12,450)	(8,500)
Net cash used in financing activities	(1,224)	(15,495)	(5,059)
Net decrease in cash and cash equivalents	(106)	(1,345)	(16,418)
Cash and cash equivalents at the beginning of the year	1,301	16,473	32,891
Cash and cash equivalents at the end of the year	1,195	15,128	16,473

(13) Translated from Austrian schillings into U.S. dollars for illustration purposes only using the average exchange rate ("Devisenmittelkurs") as published by the Austrian National Bank ("Österreichische Nationalbank") on June 26, 1998.

5.2 Management's Discussion and Analysis of Financial Condition and Results of Operations

5.2.1 Results of Operations for the Three Years Ended December 31, 1997, 1996 and 1995

Revenue

The following table sets forth a breakdown of revenue by country for each of the periods indicated.

	1997		1996		1995	
	ATS '000	%	ATS '000	%	ATS '000	%
					(unaudited)	
Slovakia	188,338	51	135,416	55	85,025	51
Romania	62,777	17	47,345	19	35,444	21
Bulgaria	58,332	16	36,408	15	24,526	15
Ukraine	42,320	12	21,488	9	22,426	13
Yugoslavia and Moldova	16,459	4	5,130	2	0	0
Revenue	368,226	100	245,787	100	167,421	100

In the period under review each country's contribution to revenue remained relatively stable.

The following table sets forth a breakdown of revenue by business segment for each of the periods indicated.

	1997		1996		1995 (unaudited)	
	ATS '000	%	ATS '000	%	ATS '000	%
Information Technology Solutions	219,318	60	138,199	56	125,021	75
Medical Diagnosis and Monitoring Systems	53,767	14	38,003	15	14,156	8
Electronic Test and Measurement Systems	36,513	10	30,900	13	7,535	5
Maintenance and Services	58,628	16	38,685	16	15,601	9
Other Sales	0	0	0	0	5,108	3
Revenue	368,226	100	245,787	100	167,421	100

Revenue represents the amount received for goods sold and services provided after deducting volume discounts and sales taxes, and after eliminating sales within the Group. Sales revenue is recognised when the significant risks of ownership have been transferred to the buyer. Service revenue is recorded when the services have been performed. Maintenance contract revenue is recognised over the period of the relevant agreement.

Information Technology Solutions revenue increased from ATS 125 million in 1995 to ATS 138.2 million in 1996 (+ 10.5%) and ATS 219.3 million in 1997 (+ 58.7%). For each year, the increase was volume driven and is a result of both, the acquisition of new customers and the increase of sales to existing customers. The increase in sales reflects the growth in the demand of IT-solutions in the Group's markets and the expansion of the product range offered by the Group in response to the changing needs of customers as well as trends in the industry, following the global developments in the IT-market. In 1997 the increase in sales resulted to a large extent from two major new contracts with existing customers in Slovakia and Bulgaria (see Section 4.7 "Sales and Distribution"). These two contracts contribute approximately 19 per cent to revenue in the period under review. Another factor contributing to the increase in revenue over the three years is the continued development of a network of subsidiaries and offices in the Group's markets, which has supported the Company's marketing of IT solutions and which is a key element in winning certain customer contracts. Furthermore, such increase in sales also resulted from the increase in the number of sales people and service engineers in the field, and the Group's strengthening relationship with additional IT, data communication systems and software vendors.

Medical Diagnosis and Monitoring Systems revenue increased from ATS 14.2 million in 1995 to ATS 38 million in 1996 (+ 167.6%) and ATS 53.8 million in 1997 (+ 41.5%). For each year, the increase was due to new customers as a result of the growing demand for Medical Diagnosis and Monitoring Systems in the Group's markets and the inclusion of anaesthesia machines in the Group product range in 1997. Overall, the sales growth in this business segment is influenced by the increased availability of financial resources of the Group's potential customers.

Electronic Test and Measurement Systems revenue increased from ATS 7.5 million in 1995 to ATS 30.9 million in 1996 (+ 312%) and ATS 36.5 million in 1997 (+ 18.2%). The 1996 and 1997 increase is mainly due to the "Synchronization of the Slovak Telecom Network" project in 1996 and 1997.

Maintenance and Services revenue rose from ATS 15.6 million in 1995 to ATS 38.7 million in 1996 (+ 148%) and ATS 58.6 million in 1997 (+ 51.6%). Such increase is a direct result of the Group's growing business volume, in particular in the Information Technology Solutions in S & T's markets. After expiration of the warranty period, customers typically enter into a service and maintenance agreement for installed systems. Furthermore the increase in maintenance and service revenue could be achieved through the opening of new local offices and the increase in customer support personnel.

Other sales in 1995 consist of commissions and transactions related to the previous business relationship of S & T as a purchasing agent of Parpool/Metro-Group (see also Section 4.1 "Overview").

Other Income

Other income was ATS 6.7 million in 1995, ATS 6.5 million in 1996 and 12.7 million in 1997. It mainly comprised foreign currency exchange gains.

The net result, however, of foreign exchange gains and foreign exchange losses (which are included in the consolidated income statement line item "Other operating expenses") was as follow:

	1997 ATS '000	1996 ATS '000	1995 ATS '000 (unaudited)
Foreign exchange gains	8,986	4,306	3,411
Foreign exchange losses	(11,036)	(7,650)	(4,973)
Net loss	(2,050)	(3,344)	(1,562)

The majority of the Group's expenses for materials, supplies and services are in U.S. dollars. A major part of the Group's sales are in U.S. dollars and Slovak crowns. Accordingly, fluctuations of the U.S. dollar and the Slovak crown exchange rates had an impact on the Group's results.

Foreign currency transactions of all Group companies are accounted for at the exchange rates prevailing at the date of the transactions. Gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies using year-end exchange rates are recorded in the income statement of the Group as Other income or Other operating expenses. The main foreign currency exposure relates to S & T's operations in U.S. dollars and in the local currencies of Bulgaria, the Czech Republic, Moldova, Romania, Slovakia, Ukraine and Yugoslavia.

In the period under review the Group has sought to reduce the risk associated with the fluctuation of the U.S. dollar and Slovak crown exchange rates through certain contractual provisions taking into account such fluctuations, and cash management.

Costs of materials, supplies and services

Costs of materials, supplies and services, which were ATS 100.7 million in 1995, ATS 141.1 million in 1996 (+ 40.2%) and ATS 200.4 million in 1997 (+ 42%), mainly comprise costs of hardware components for the delivery and installation of S & T products. Costs of materials, supplies and services as a percentage of sales amounted to 60% in 1995, 57% in 1996 and 54% in 1997. The main reasons for this decrease are due to: increases in add-on sales to existing customers, in the sale of certain hardware components and in the sale of value-added services, all of which have higher margins.

Staff costs

Staff costs were ATS 15.4 million in 1995, ATS 30.4 million in 1996 (+ 97.4%) and ATS 54.8 million in 1997 (+ 80.3%)

	1997 ATS '000	1996 ATS '000	1995 ATS '000 (unaudited)
Salaries, compensation and social security cost	43,354	26,216	15,160
Commissions	11,488	4,176	233
	54,842	30,392	15,393

The significant increase is due to the expansion of the sales force and customer support and technical support and administration staff which was hired to support the higher volume of sales and maintenance and service commitments. Further, the average salary per employee has increased steadily which had an impact on higher staff costs.

Salary levels vary considerably between Eastern European countries. Overall, total salaries for employees in Eastern European countries have steadily increased and management expects this trend to continue in the future. For compensation of certain members of the management board see Section 6.2 "Compensation of Members of the Management Board".

Commissions relate to one-time bonuses paid to sales personnel in Eastern Europe as special incentives for bringing in new clients.

The following table sets forth the number of staff of the Company at year-end 1995, 1996 and 1997:

	Austria	Slovakia	Bulgaria	Romania	Ukraine	Moldova	Yugoslavia	Total
December 31, 1995	3	32	32	24	24	(6)(14)	0	115
December 31, 1996	6	49	32	36	30	9	5	167
December 31, 1997	8	71	39	31	40	11	7	207

(14) Consultants in start up phase not included in "TOTAL".

Depreciation

Depreciation was ATS 5.1 million in 1995, ATS 8.2 million in 1996 and ATS 9.9 million in 1997. Depreciation increased due to additions in office equipment and cars.

Other operating expenses

Other operating expenses were ATS 27 million in 1995, ATS 52.2 million in 1996 (+ 93.6%) and ATS 64 million in 1997 (+ 22.5%). Other operating expenses comprise mainly travel and rental expenses, communication and infrastructure costs, foreign exchange losses and other general administration costs as shown in the table below:

	1997		1996		1995	
	ATS '000	%	ATS '000	%	ATS '000	%
					(unaudited)	
Expenses from exchange differences	11,036	17.2	7,650	14.6	4,973	18.4
Travel expenses	9,823	15.4	7,029	13.5	5,296	19.6
Rental expenses	7,568	11.8	6,668	12.8	4,323	16.0
Marketing and advertising expenses	6,693	10.5	5,458	10.4	2,079	7.7
Legal, consultancy and audit fees	5,563	8.7	6,591	12.6	1,968	7.3
Communication and infrastructure costs	4,935	7.7	3,058	5.9	2,196	8.1
Vehicle expenses	1,789	2.8	1,562	3.0	984	3.7
Taxes and levies	970	1.5	634	1.2	1,079	4.0
Maintenance expenses	586	0.9	619	1.2	208	0.8
Commissions	182	0.3	0	0	297	1.1
Miscellaneous operating expenses	14,867	23.2	12,966	24.8	3,583	13.3
Total	64,012	100	52,235	100	26,986	100

Other operating expenses as a percentage of consolidated total revenues increased from 16% in 1995 to 21% in 1996 and declined to 17% in 1997. The increase of travel expenses as well as communication and infrastructure costs resulted from an expansion in the sales force and customer support personnel. The implementation of a new financial software (SAP) at S & T Slovakia was a significant factor for the increase of legal, consultancy and audit fees in 1996. Furthermore, marketing and advertising expenses increased in particular in Slovakia in 1996 and 1997 due to fairs and related activities. Miscellaneous operating expenses mainly comprise of banking fees, insurance premiums, freight expenses and office material. The increase in miscellaneous operating expenses is due to the increased business volume of S & T.

Profit from operations

The profit from operations decreased from ATS 26 million in 1995 to ATS 20.3 million in 1996 (– 21.9%). The decrease in the profit from operations is mainly due to the significant increase in staff costs from ATS 15.4 million in 1995 to ATS 30.4 million in 1996, and due to higher marketing and advertising expenses and legal, consultancy and audit fees and miscellaneous operating expenses. Management believes that such costs were necessary to provide a better basis for further sales and services. Furthermore, the net foreign exchange losses have increased from ATS 1.6 million 1995 to ATS 3.3 million 1996.

The increase in profit from operations from ATS 20.3 million in 1996 to ATS 51.7 million in 1997 (+ 154.7%) resulted from add-on sales to existing customers particularly in Slovakia, Romania and Ukraine, which produce higher profit margins and increased the Company's profitability. Furthermore the increased business volume of the Group, including the execution of two major customer orders in the area of information technology solutions had a positive impact on the profit from operations. In addition, the increasing number of

after warranty service contracts generated higher maintenance and service revenues, which generally have higher profit margins compared to the other business segments.

Income/Expenses from investments in affiliated companies

	1997 ATS '000	1996 ATS '000	1995 ATS '000 (unaudited)
Income on disposal of investments in affiliated companies and other investments:			
— Hygiene Holding GmbH	119	0	0
— Other financial assets	698	0	333
Subtotal	817	0	333
Write-down of investments in affiliated companies:			
— Hygiene Holding GmbH	0	(1,677)	(1,042)
— Streiko spol.s r.o.	0	0	(38)
— Other expenses for affiliated companies:			
— Streiko spol.s r.o.	(180)	(303)	(214)
Subtotal	(180)	(1,980)	(1,294)
Total	637	(1,980)	(961)

In 1997 the Group established and subsequently sold a 50% participation in a consulting company which resulted in an income of ATS 0.7 million. Furthermore, income on disposal of investments in affiliated companies in 1997 amounting to ATS 0.1 million resulted from the sale of the participation in Hygiene Holding GmbH to the chief executive officer. In 1995, the income from investments in affiliated companies amounted to ATS 0.3 million.

The write-down of investments in and other expenses for affiliated companies amounted to ATS 1.3 million in 1995, ATS 2 million in 1996 and ATS 0.2 million in 1997. The 100% participation in Hygiene Holding GmbH, an affiliated company, was devaluated by ATS 1 million in 1995 and ATS 1.7 million in 1996 due to operating losses of this company. Expenses in connection with the 75% participation in Streiko spol.s r.o., Prague (affiliated company) amounted to ATS 0.2 million in 1995, to ATS 0.3 million in 1996 and ATS 0.2 million in 1997.

Expenses from other financial assets

Stock holdings were written down by ATS 0.2 million due to a decline in market value in 1997.

Income tax expenses

Income tax expenses of ATS 9.1 million in 1995, ATS 9.2 million in 1996 and ATS 17.3 million in 1997, comprised domestic and foreign income taxes and deferred income taxes calculated in accordance with IAS. In 1996 no deferred tax asset has been recorded for temporary deductible differences between the financial and taxable result of the Bulgarian subsidiary, since realisation at this date was not likely. As a result, the effective tax rate in 1996 was approximately 48% compared to approximately 37% in 1995. In 1997 those temporary deductible differences reversed and could be deducted for tax purposes in the respective country. Consequently, the effective tax rate of the Group fell to approximately 33%. The amount of taxes which should have been deferred is approx. ATS 1.5 million.

Net profit for the period

Net profit for the period decreased from ATS 12.6 million in 1995 to ATS 10.8 million in 1996 and increased to ATS 29.9 million in 1997.

Research and Development

The company is not investing in research and development.

Liquidity and Capital Resources

Since its inception, the Company has financed its operations and investments in capital equipment mainly through the Company's operating cash flow. As seen from the consolidated cash flow statement in Section 5.1 "Selected Summary Financial Data", net cash provided by operating activities was ATS 5.4 million in 1996 and

ATS 28.2 million in 1997. The significant increase in 1997 compared to 1996 can be explained as follows: Although sales in 1997 increased by approximately 50% compared to 1996, inventories and trade receivables remained nearly at the same level. Furthermore, the net cash from operating activities in 1996 is influenced by ATS 13.5 million tax payments for prior period taxes and current year tax prepayments. Additionally, advances received increased from ATS 8.4 million in 1995 to ATS 17.4 million in 1996 and subsequently decreased to ATS 8.3 million in 1997. This development reflects the fact that the business is project-oriented and cash flows from advances included in the net cash from operating activities fluctuate accordingly over the periods.

Net cash used for investing activities totalled ATS 16.7 million in 1996 and ATS 14.1 million in 1997. The decrease in 1997 was due to the disposal of office equipment in Eastern Europe.

Net cash used in financing activities was ATS 5.1 million in 1996 and ATS 15.5 million in 1997. The major use of cash in 1997 was to grant a short-term loan in the amount of ATS 10.5 million to the chief executive officer and other short-term loans in the amount of ATS 3.3 million to affiliated, not consolidated companies. Dividend payments were ATS 8.5 million in 1996 and ATS 12.5 million in 1997. As of the end of 1997, the Group has increased its short-term borrowings by an aggregate of ATS 16.1 million to a total of ATS 18.3 million.

5.2.2 Results of Operations for the Three Month Periods Ended March 31, 1997 and March 31, 1998

Quarterly Information Overview

The first quarter results for 1997 and 1998 represent the combined (not consolidated) results of operations for the three-month periods ended March 31, 1997 and 1998 and do not reflect the following adjustments which are calculated and recorded only at year-end: cut-off of maintenance/service revenues at the quarter-end within the year; certain period-end accruals which are only calculated at year-end (e.g. employee bonuses and compensation, warranty etc.) and quarter-end inventories. Results for the three months ended March 31, 1998 and March 31, 1997 are not necessarily indicative of results expected for the entire year.

The following table sets forth the Interim Results of operations:

	Three months ended March 31,		
	1998	1998	1997
	U.S. Dollars '000[16] (Combined, Unaudited)	ATS '000 (Combined, Unaudited)	ATS '000 (Combined, Unaudited)
Revenue	8,768	110,991	72,323
Other income	123	1,552	1,566
Total revenues	8,891	112,543	73,889
Cost of materials, supplies and services	(5,498)	(69,595)	(35,716)
Staff costs	(921)	(11,656)	(11,023)
Depreciation	(170)	(2,146)	(1,915)
Other operating expenses	(1,080)	(13,667)	(16,346)
Profit from operations	1,222	15,479	8,889

(16) Translated from Austrian schillings into U.S. dollars for illustration purposes only using the average exchange rate ("Devisenmittelkurs") as published by the Austrian National Bank ("Oesterreichische Nationalbank") on June 26, 1998.

Revenues

Revenues increased from ATS 72.3 million to ATS 111 million (+ 53%) mainly due to the execution of major contracts with a new customer in the Medical Diagnosis and Monitoring Systems business segment in Romania and the execution of new projects in the business segment Information Technology Solutions with telecom operators in Slovakia, Romania and Ukraine.

Costs of materials, supplies and services

Costs of materials, supplies and services were ATS 35.7 million (49.4% of revenue in such first quarter compared to the average 54% for the entire fiscal year ending on December 31, 1997) compared with ATS 70 million (63% of revenue) in the first quarter of 1998. The increase in costs of materials, supplies and services as a percentage of revenue in the first quarter 1998 compared to the first quarter 1997 is mainly due to the execution of projects with lower margins in the business segments Information Technology Solutions, Medical Diagnosis and Monitoring Systems and Electronic Test and Measurement Systems resulting from

aggressive pricing in order to acquire new customers. Furthermore, another reason for the decline in the gross margin is that no detailed quarter-end cut-off procedures have been in place for Maintenance and Service sales in the first quarter 1997 and 1998.

Staff costs

Staff costs totalled ATS 11 million in first quarter 1997 (15.2% of revenue in the first quarter of 1997) and ATS 11.7 million in first quarter 1998 (10.5% of revenue in the first quarter of 1998). The increase resulted mainly from the increase in the sales force and in additional technical support, service and administration staff. The decrease of staff costs as a percentage of revenue in the first quarter 1998 compared to the first quarter 1997 is mainly due to the following reasons: One time bonuses have been recorded in the first quarter 1997: staff costs remained relatively constant because commissions representing the main part of variable parts of salaries are based on gross margin and not on revenue (See Section 4.7 — "Sales Distribution"); and management personnel in Bulgaria and Vienna has been reduced.

Depreciation

Depreciation increased due to additions in office equipment.

Other operating expenses

Other operating expenses totalled ATS 16.3 million in the first quarter of 1997 and ATS 13.7 million in the first quarter of 1998.

The decrease is mainly due to the following reasons: In the first quarter of 1997 foreign exchange losses occurred in Austria and, significantly, in Slovakia due to U.S. dollar exchange rate fluctuations and in Bulgaria due to the economic crisis at the beginning of 1997. Furthermore, in the first quarter 1997 in Romania, additional training costs and in Slovakia consultancy and training costs in connection with the implementation of the new financial software package (SAP) occurred.

Profit from operations

Profit from operations increased from ATS 8.9 million in the first quarter in 1997 to ATS 15.5 million in the first quarter in 1998 (+ 74%). The increase of Profit from operations resulted from the increase of revenue which overcompensated the increase in costs of materials, supplies and services and the decrease in other operating expenses.

5.3 Restructuring of Capital

In an ordinary General Meeting on May 20, 1998, among others, the following resolutions have been passed:

- Approval of a dividend payment in the amount of ATS 8,950.000.
- Change of Company name from VRT Holding AG to S & T System Integration & Technology Distribution AG

Furthermore, in an extra-ordinary General Meeting on June 24, 1998, the following resolutions have been passed:

- Merger of S & T Holding Ges.m.b.H. into S & T System Integration & Technology Distribution AG with retroactive effect as of January 1, 1998. Prior to such merger, S & T System Integration & Technology Distribution AG held 50% of the shares ("Geschäftsanteile") of S & T Holding Ges.m.b.H. The remaining 50% shareholder was compensated with 35,000 ordinary bearer Shares of S & T System Integration & Technology Distribution AG with an aggregate nominal value of ATS 3.5 million. The nominal share capital of S & T System Integration & Technology Distribution AG was increased by this amount to a nominal amount of ATS 16 million. Prior to the merger, the outstanding share capital of S & T Holding GmbH of ATS 500,000 was fully paid up by the shareholders so that S & T Holding Ges.m.b.H. had immediately prior to the merger a fully paid up share capital in the nominal amount of ATS 1,000,000. Additionally, a capital contribution in the amount of ATS 5.5 million was effected by the other 50% shareholder in S & T Holding Ges.m.b.H.
- Capital increase from a nominal amount of ATS 16 million by a nominal amount of ATS 16 million to ATS 32 million by way of transformation of retained earnings ("Kapitalerhöhung aus Eigenmitteln").

— Conversion of the of 25,000 preferred shares with a nominal value of ATS 100 into ordinary bearer shares with a nominal value of ATS 100. The shareholders holding preferred shares agreed to such conversion in the meeting of the preferred shareholders on May 4, 1998.

— Authorization of the Management Board of the Company to increase within a maximum period of five years from the date of the registration of the amendment to the Articles of Association resulting from the resolutions passed in the extra-ordinary General Meeting with the Companies' Register the nominal share capital of the Company up to ATS 48 million by issuing new ordinary bearer Shares with an aggregate nominal value of up to ATS 16 million in the form of up to 160,000 ordinary bearer Shares with a nominal value of ATS 100 each, with a minimum issue price of 100 per cent of nominal value.

See also Section 2.2.0 "Resolutions, Authorizations and Approvals" and Section 3.2.5 "Change in the Company's Share Capital since its Formation".

The effect of these actions is shown in the following table (all figures relate to local statutory accounts of S & T System Integration & Technology Distribution AG and S & T Holding Ges.m.b.H.):

Company Equity	As of December 31, 1997	Dividends	Merger with S & T Holding GmbH	Capital increase	As of June 24, 1998
Share Capital	12,500,000	0	3,500,000	16,000,000	32,000,000
Capital Surplus	0	0	11,854,783	0	11,854,783
Other Reserves	1,888,143	0	149,763	0	2,037,906
Retained Earnings	28,946,157	(8,950,000)	0	(16,000,000)	3,996,157
Total	43,334,300	(8,950,000)	15,504,546	0	49,888,846

5.4 Financial Statements

Attached hereto.

CHAPTER VI

THE COMPANY'S ADMINISTRATION, MANAGEMENT AND SUPERVISION

6.1 Members of the Management Board and Supervisory Board of the Company

Members of the Management Board of the Company

The Company is managed by its Management Board ("Vorstand"), which has full executive authority over the affairs of the Company, subject to the prior authorization of the Supervisory Board ("Aufsichtsrat") or the Company's shareholders for certain matters as set forth in the internal Procedure of Management as resolved by the Supervisory Board, by the Company's Articles of Association or by Austrian Law, as the case may be.

The Supervisory Board appoints the members of the Management Board. It also may appoint one member of the Management Board as Chairman.

In accordance with the Articles of Association, the Management Board consists of one, two, three or four members. If the Management Board consists of two members, the Management Board resolutions require unanimity. If the Management Board consists of three or four members, the Management Board resolutions require simple majority. If a member of the Management Board has been appointed Chairman of the Board, then his vote will be decisive in the event of a tie vote.

If the Management Board consists of more than one member, the Company may be represented by two members of the Management Board collectively, or by one member of the Management Board acting jointly with a procuration holder ("Prokurist").

The Supervisory Board may authorize one or more members of the Management Board to represent the Company individually.

The reports prepared by the Management Board pursuant to Section 81 of the Austrian Stock Companies Act shall describe, for the benefit of the Supervisory Board, the results of operation and financial condition of the Company.

Presently the Management Board consists of three members:

Name	Age	Current Position	Initially Appointed
Thomas Streimelweger	38	Company Founder, Chief Executive Officer and Chairman of the Board	December 17, 1987
Karl Tantscher	51	Member of the Board and Chief Operating Officer	May 20, 1998
Christine Cerny	52	Member of the Board	January 8, 1996

Mr. Thomas Streimelweger, 38, founded the Company in 1987 and acts as Chief Executive Officer and Chairman of the Management Board since then. Prior to founding the Company Mr. Streimelweger had assignments with the Allgemeine Finanz- und Warentreuhand AG, Vienna, Austria, and Mannesmann Rexroth, Vienna, Austria. He gained IT experience with Hewlett Packard GesmbH, Vienna, Austria, from 1985 to 1987 where his focus was on project financing and countertrade, particularly in Eastern Europe. Mr. Streimelweger holds a degree in business administration from the Economic University of Vienna, Austria.

Mr. Karl Tantscher, 51, member of the Board joined the Company in 1993 and was appointed to his present position in May, 1998. Mr. Tantscher has over twenty years experience in the IT field. From 1977 through 1986 Mr. Tantscher was employed by Hewlett Packard, Vienna, Austria, and responsible for Sales and Marketing. From 1986 through 1990 Mr. Tantscher served as Business Development Manager for South East Europe, Middle East and Africa at Hewlett Packard, Geneva, Switzerland, and from 1990 through 1993 as Business Development Manager for South-Eastern Europe at Hewlett Packard, Vienna, Austria. Mr. Tantscher has a Degree in Physics from the Technical University of Graz, Austria and has participated in MBA courses at the Open University in London, United Kingdom.

Mrs. Christine Cerny, 52, member of the Management Board and responsible for Human Resource Development and Marketing, joined the Company in 1995. She had eight years of banking experience with the Bank of Montreal in Canada and Conill Bank in Vienna, Austria, three years of sales experience with Dow Chemical GmbH in Vienna, Austria, and twenty years with Hewlett Packard in various management functions in credit, finance, administration, marketing and personnel.

Members of the Supervisory Board

In accordance with Article 7 of the Articles of Association, the Supervisory Board shall consist of a minimum of three members and a maximum of six members elected by the General Meeting. According to Austrian law for each two members of the Supervisory Board elected by the General Meeting one employee shall be appointed by the Company's Workers Council from among its members who are employees of the Company. Currently the employees of the Company have not elected a workers council. Accordingly, no members of the Supervisory Board of the Company have been appointed by the workers council.

Unless elected for a shorter term, the members of the Supervisory Board are elected — according to Austrian law — for a period ending upon the conclusion of the General Meeting at which a resolution is passed on the acts of the Management Board in the fourth fiscal year following the election. For the purpose of this calculation, the fiscal year in which the election takes place is not taken into account. Re-election is permissible. The following table sets forth the names and ages of the members of the Company's Supervisory Board, their current positions and the dates of their initial appointment.

Name	Age	Current Position	Initially Appointed
Hannes Androsch	60	Chairman of the Supervisory Board	May 20, 1998
Reinhard Moser	46	Member of the Supervisory Board	October 1, 1991
Hans Litschauer	56	Member of the Supervisory Board	October 1, 1991
Wilhelm Hendricks	80	Member of the Supervisory Board	June 6, 1994
Peter Kohl	59	Member of the Supervisory Board	June 2, 1997

Mr. Hannes Androsch, 60, served from 1970 to 1981 as Minister of Finance and Vice Chancellor in the Austrian government. From 1981 to 1988 he served as the Chairman of the Management Board of Creditanstalt-Bankverein, at this time Austria's largest bank. Since 1989 Mr. Androsch is the Chairman & CEO of Androsch International Consulting and since 1994 a major shareholder and Chairman of the Supervisory Board of AT&S. Since 1997 Mr. Androsch is a co-owner of Salinen Beteiligungs GmbH and serves as the Chairman of the Supervisory Board of Österreichische Salinen AG. Mr. Androsch is the author of several publications on various topics, including finance and investment, industrial, budgetary and monetary policies, and Austrian history. Mr. Androsch is qualified as a certified public accountant and tax consultant. He holds an MBA degree in Economics and a doctorate in Economics from the University of Vienna, Austria.

Mr. Reinhard Moser, 46, is a tenured professor of business administration and the head of the Institute for Foreign Trade at the University for Economics and Business Administration, Vienna, Austria. Mr. Moser is the author of several publications on foreign trade. His research work focuses primarily on international business administration, problems relating to currencies and exchange rates, international finance and direct investments. In addition, Mr. Moser is a member of the Board of Directors of the Austrian Society for European Politics, a director of the European Advanced Studies Program in Krems as well as a member of the European International Business Association (EIBA), the European Finance Association (EFA) an the Academy of International Business (AIB). Mr. Moser holds a doctorate from the University of Economics, Vienna, Austria, and a law degree from the University of Vienna, Austria.

Mr. Hans Litschauer, 56, is an Austrian attorney. He holds a doctorate from the University of Vienna, Austria, and has been practicing law in Austria since 1972.

Mr. Wilhelm Hendricks, 80, is an international business and trade consultant. Until 1982 Mr. Hendricks was a Senior member of the Management Board of Allgemeine Finanz- und Warentreuhand AG, Vienna, Austria. From 1947 until 1962 Mr. Hendricks was Managing Partner at Allgemeine Waren-und Rohstoff-treuhand Ges.m.b.H., Vienna, Austria. From 1945 to 1947 he served as a liaison officer at the Federal Chancellery, Vienna, Austria for the Allied Council, Vienna, Austria. Mr. Hendricks is deeply involved in East-West trade and a member of and is appointed to the boards of various national and international trade associations. He is the holder of two honorary awards of the Republic of Austria. Mr. Hendricks also serves as the Honorary Consul of the Republic of Gabon. He holds a doctorate in philosophy from the Universities of Berlin and Vienna.

Mr. Peter Kohl, 59, was until 1994 employed by Hewlett Packard, Vienna, Austria where he served as regional director for Southern and Eastern Europe in Vienna. From 1962 to 1964 Mr. Kohl was employed by Telefunken in Berlin and Paris. Mr. Kohl joined Hewlett Packard, Germany in 1964 as an European Application Engineer. In 1974 he became the German division head for electronic measuring systems. From 1974 to 1978 he served as the General Manager of Hewlett Packard for Austria and Eastern Europe in Vienna, Austria. In 1978 he became the European head of electronic measurement systems in Geneva, Switzerland and in 1984 the head of Hewlett Packard's European Marketing Center for computer systems in Böblingen, Germany. He was appointed

regional director for Southern and Eastern Europe in 1987 in Geneva, Switzerland. In 1987 the regional headquarters were moved to Vienna. Mr. Kohl holds a degree in electrical engineering from the University of Berlin.

6.2 Compensation of Members of the Management Board

For the year ended December 31, 1997 the aggregate amount of compensation of the Management Board of the Company and Mr. Karl Tantscher, who was appointed as member of the Management Board of the Company on May 20, 1998 and who served as managing director of S & T Holding Ges.m.b.H., paid or accrued, for services in all capacities was ATS 3.092.835,19. In the year ended December 31, 1997 Mr. Streimelweger did not receive compensation for his services as CEO of the Company.

The table below shows the aggregate compensation of the Management Board of the Company and Mr. Tantscher for the year ended December 31, 1997.

Compensation for the Year Ended December 31, 1997

	Basic Salary	Benefits	Bonuses	Long-term compensation
ATS	2,070,129		1,022,706	

The Management estimates that total compensation for the Management Board of the Company for 1998 will not significantly increase because of the new contracts of the members of the Management Board.

As of December 31, 1997 the Company has provided for an aggregate amount of ATS 50,995 for possible severance payments for the Members of the Management Board of the Company, as required by Austrian law.

6.3 Compensation of Members of the Supervisory Board

The members of the Supervisory Board of the Company have in the aggregate received ATS 60,000 remuneration for the year ended December 31, 1997. The members of the Supervisory Board of the Company did not receive any other remuneration or benefits in kind from the Company or its subsidiaries.

Mr. Reinhard Moser who is member of the Supervisory Board holds 2,500 Shares of the Company representing 0.78 per cent of the total nominal share capital of the Company.

6.4 Certain Relationships and Related Transactions

With effect of November 30, 1997 100% of the shares of the Company in Hygiene Holding GmbH, Vienna, Austria, was sold to the Chief Executive Officer of the Company for a purchase price of ATS 750,000. At the time of the acquisition the Group had several short term loans due from Hygiene Holding GmbH in the amount of ATS 99,000 in 1995, ATS 2,730,000 in 1996 and ATS 5,533,000 in 1997 which were repaid in the meantime. There is no continuing business relationship between the Group and Hygiene Holding GmbH, except for an outstanding loan in the amount of ATS 1,029,000 as of December 31, 1996 and ATS 1,089,000 as of December 31, 1997, to Cleanteam Slovakia spol.s r.o., a subsidiary of Hygiene Holding GmbH.

Furthermore, at December 31, 1997 the Group has a short term loan in the amount of ATS 10,500,000 outstanding which is due from the Chief Executive Officer of the Company. An additional loan in an amount of ATS 1 million, was granted in January 1998 at 5 per cent interest p. a., of which as of the date of this Prospectus an amount of ATS 6.5 million has been repaid.

Recently the Company sold two apartments to a relative of the CEO of the Company for an aggregate purchase price of ATS 6,1 million (ATS 300,000 in excess of the book value).

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INDEX TO THE FINANCIAL STATEMENTS

Report of Independent Accountants F-2

Consolidated Balance Sheet for the periods ended December 31, 1995, 1996 and 1997 .... F-4

Consolidated Income Statement for the periods ended December 31, 1995, 1996 and 1997 .... F-5

Consolidated Cash Flow Statement for the periods ended December 31, 1996 and 1997 .... F-6

Notes to the Consolidated Financial Statements as of December 31, 1995, 1996 and 1997 .... F-7

REPORT OF INDEPENDENT ACCOUNTANTS

To the shareholders of
S & T SYSTEM INTEGRATION & TECHNOLOGY DISTRIBUTION AG

We have audited the accompanying consolidated balance sheets of S & T System Integration & Technology Distribution AG ("the Company") and those subsidiaries which form the S & T System Integration & Technology Distribution sub-group as of December 31, 1997, 1996 and 1995 and the related consolidated statements of income and of cash flows for the years ended December 31, 1997 and 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements as of December 31, 1997, 1996 and 1995 based on our audit.

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accompanying consolidated financial statements audited by us present fairly, in all material respects, the financial position of S & T System Integration & Technology Distribution sub-group as of December 31, 1997, 1996 and 1995, and the results of its operations and its cash flows for the years ended December 31, 1997 and 1996 in accordance with International Accounting Standards. Except for the effects of such adjustments, if any, as might have been determined to be necessary had we been able to satisfy ourselves as to the opening balances, the financial statements present fairly, in all material respects, the results of S & T System Integration & Technology Distribution sub-group's operations for the year ended December 31, 1995.

June 2, 1998

PRICE WATERHOUSE AG

/s/ Christine Catasta /s/ Aslan Milla

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S & T System Integration & Technology Distribution sub-group

CONSOLIDATED BALANCE SHEET

for the periods ended December 31, 1995, 1996 and 1997

(all amounts in ATS '000)

	Notes	As of December 31, 1997	1996	1995
ASSETS				
Non-current assets				
Property, plant and equipment	(1)	29,454	21,515	13,391
Intangible assets	(2)	254	432	478
Financial assets	(3)	4,294	4,700	2,516
		34,002	26,647	16,385
Current assets				
Inventories	(4)	28,069	14,567	14,529
Trade accounts receivable		39,871	50,852	16,187
Receivables due from affiliated companies	(5)	7,344	4,020	2,418
Other receivables	(6)	17,133	5,736	1,979
Cash and cash equivalents	(7)	15,128	16,473	32,891
		107,545	91,648	68,004
Total assets		141,547	118,295	84,389
EQUITY AND LIABILITIES				
Capital and reserves				
Share capital	(8)	12,500	12,500	12,500
Adjustment to equity	(8)	1,148	936	425
Accumulated translation adjustments	(8)	341	(150)	(374)
Retained earnings and other reserves	(8)	37,904	19,204	15,442
		51,893	32,490	27,993
Minority interests in subsidiaries	(9)	8,354	4,215	5,615
Non-current liabilities				
Other liabilities	(10)	145	45	21
		145	45	21
Current liabilities				
Trade accounts payable		31,115	38,214	27,332
Payables due to affiliated companies	(11)	1,274	731	—
Short-term borrowings	(12)	18,339	7,560	2,207
Other payables	(13)	27,433	28,966	17,995
Provisions and deferred income	(14)	2,994	6,074	3,226
		81,155	81,545	50,760
Total equity and liabilities		141,547	118,295	84,389

The accompanying notes form an integral part of these consolidated financial statements.

S & T System Integration & Technology Distribution sub-group

CONSOLIDATED INCOME STATEMENT

for the periods ended December 31, 1995, 1996 and 1997

(all amounts in ATS '000)

	Notes	Year ended December 31, 1997	1996	1995 (unaudited)
Revenue	(15)	368,226	245,787	167,421
Other income	(16)	12,708	6,463	6,725
Total revenues		380,934	252,250	174,146
Cost of materials, supplies and services		(200,408)	(141,107)	(100,668)
Staff costs	(17)	(54,842)	(30,392)	(15,393)
Depreciation		(9,928)	(8,196)	(5,148)
Other operating expenses	(18)	(64,012)	(52,235)	(26,986)
Total operating expenses		(329,190)	(231,930)	(148,195)
Profit from operations		51,744	20,320	25,951
Net financing income/(expenses)	(19)	(174)	960	(51)
Income/(expenses) from investments in affiliated companies	(19)	637	(1,980)	(961)
Expenses from other financial assets	(19)	(191)	—	—
Profit before tax		52,016	19,300	24,939
Income tax expenses	(20)	(17,259)	(9,171)	(9,138)
Profit after tax		34,757	10,129	15,801
Minority interests		(4,807)	633	(3,245)
Net profit for the period		29,950	10,762	12,556

The accompanying notes form an integral part of these consolidated financial statements.

S & T System Integration & Technology Distribution sub-group

CONSOLIDATED CASH FLOW STATEMENT

for the periods ended December 31, 1996 and 1997

(all amounts in ATS '000)

	Year ended December 31, 1997	Year ended December 31, 1996
Cash flows from operating activities		
Net income before interest and taxation	52,016	19,300
Adjustments for:		
Depreciation	9,928	8,196
Accumulated translation adjustments	(1,775)	(128)
Interest expense	174	(960)
Other (net)	(831)	(113)
Operating profit before working capital changes	59,512	26,295
Changes in assets and liabilities:		
Decrease (increase) in trade accounts receivable and other receivables	10.296	(37,162)
(Increase) in inventories	(13.502)	(38)
(Decrease) Increase in current liabilities	(17.348)	28,787
Cash generated from operations	(20.554)	(8,413)
Interest received (paid)	(174)	960
Income taxes paid	(10.542)	(13,476)
Net cash from operating activities	28.242	5,366
Cash flows from investing activities		
Purchase of property, plant and equipment and other non-current assets	(17.514)	(19,074)
Proceeds from sale of property, plant and equipment and other non-current assets	3.422	2,349
Net cash used in investing activities	(14.092)	(16,725)
Cash flows from financing activities		
(Increase) in short-term loan to chief executive officer	(10.500)	—
(Increase) in short-term loans to affiliated companies	(3.324)	(1,912)
Increase in short-term borrowings	10.779	5,353
Dividends paid	(12.450)	(8,500)
Net cash used in financing activities	(15.495)	(5,059)
Net decrease in cash and cash equivalents	(1.345)	(16,418)
Cash and cash equivalents at beginning of period	16.473	32,891
Net decrease in cash and cash equivalents	(1.345)	(16,418)
Cash and cash equivalents at end of period	15.128	16,473

The accompanying notes form an integral part of these consolidated financial statements.

S & T System Integration & Technology Distribution sub-group

Notes to the Consolidated Financial Statements
As of December 31, 1995, 1996 and 1997

A) Principal activities

S & T System Integration & Technology Distribution (hereinafter referred to as "S & T") markets, designs, installs and supports high-end Information Technology (IT) Solutions, Medical Diagnosis and Monitoring Systems, Electronic Test and Measurement Systems in Bulgaria, Moldova, Romania, Slovakia, Ukraine and Yugoslavia. In addition, S & T provides a full range of maintenance and services to its customers. Customers of S & T are generally medium sized to large companies and institutions, including telecommunication providers, banks, utilities, railways, manufacturing companies, governmental agencies and healthcare providers. S & T integrates its customer-specific solutions using technologies and products from leading hardware and software manufacturers such as Cisco Systems, EMC^2, Hewlett-Packard, Informix, Lucent Technologies, Microsoft, Olicom, Oracle and SAP, adding value through customization, customer consulting, user training, and, in certain circumstances the organization of financing for customer projects. S & T also enhances its customers' self sufficiency by organizing and facilitating the transfer of information know-how and expertise within the customer's internal organization. The IT solutions business that S & T engages in, however, does not include the design, manufacturing or assembling of computer hardware or the development of standard software packages.

S & T System Integration & Technology Distribution AG (formerly VRT Holding AG), Peter Jordan-Straße 19/3, 1190 Vienna, is incorporated as a joint stock corporation. The S & T sub-group comprises the following, fully-consolidated subsidiary companies:

Affiliated companies included in the consolidation	Curr.	Share capital total in local currency ('000)	% held by	Founded
S & T Holding GmbH Vienna, Austria Peter Jordan-Straße 19/3 1190 Vienna, Austria	ATS	1,000	S & T System Integration & Technology Distribution AG 50%	93-11-11
S & T Slovakia spol.s r.o. Polianky 5 84414 Bratislava, Slovakia	SKK	5,000	S & T System Integration & Technology Distribution AG 100%	93-05-13
S & T Romania srl. Blvd. Dimitrie Cantemir 1 Bucharest, Sector 4, Romania	LEI	162,070	S & T Holding GmbH 100%	94-01-31
S & T Ukraine ltd. Popudrenko str. 50 253094 Kiev, Ukraine	UAH	193.6	S & T Holding GmbH 100%	93-12-30
S & T Bulgaria e.o.o.d. 2, latashka str. 1618 Sofia, Bulgaria	BGL	5,000	S & T Holding GmbH 100%	93-12-21
S & T Yugoslavia d.o.o. Knez Mihailova 30 11000 Belgrade, Yugoslavia	DM and USD	1.1 and 149.9	S & T Holding GmbH 100%	96-08-15

A) Principal activities (Continued)

Affiliated companies of the S & T sub-group not included in the consolidation because of non-materiality purposes, are the following:

Affiliated companies not included in the consolidation	Curr.	Share capital total in local currency ('000)	% held by	Founded
S & T Mold srl. .... Blvd. Stefan cel Mare 202/ Ap.403 277050 Chisinau, Moldova	USD	250.6	S & T Holding GmbH 99%	95-11-23
Advanced Integrated Solutions as........... Thelmana ul. 5 252006 Kiev, Ukraine	UAH	20	S & T Holding GmbH 50%	97-05-07

Furthermore, the S & T System Integration & Technology Distribution AG, being the ultimate shareholder, has other investments in businesses which are not part of the S & T sub-group:

Affiliated companies not included in the S & T sub-group	Curr.	Share capital total in local currency ('000)	% held by	Founded
Hygiene Holding GmbH .... Vienna, Austria	ATS	3,000	S & T System Integration & Technology Distribution AG 100%	94-02-19
Streiko spol.s r.o. .... Sibeliova 37 16200 Prague 6, Czech Republic	CZR	200	S & T System Integration & Technology Distribution AG 75%	90-12-01

Hygiene Holding GmbH, Vienna, Austria was sold on November 30, 1997 for an amount of TATS 750 (TATS = ATS '000) (see note 3).

B) Accounting policies

The principle accounting policies adopted in the preparation of these consolidated financial statements are set out below.

Basis of presentation

The consolidated financial statements of the S & T sub-group are prepared in Austrian Schillings (ATS) in accordance with International Accounting Standards (IAS) and under the historical cost convention.

The Group companies maintain their books and records in the currency of and in compliance with statutory regulations of the countries in which they are incorporated and registered. Certain adjustments to the financial statements were recorded in order to present the consolidated financial statements in conformity with IAS.

Principles of consolidation

The accompanying consolidated financial statements include the accounts of all S & T sub-group affiliates (as listed above), which are those companies in which the group directly or indirectly has an interest of more than one half of the voting rights and/or is able to exercise control over the operation. Separate disclosure is made of minority interests. All material intercompany accounts and transactions have been eliminated upon consolidation. All intercompany profits in inventories have been eliminated. Differences arising from the consolidation of intercompany receivables and payables have been set off against other operating income.

S & T System Integration & Technology Distribution sub-group

Notes to the Consolidated Financial Statements
As of December 31, 1995, 1996 and 1997 (Continued)

B) Accounting policies (Continued)

Foreign currency transactions

Income statements of foreign entities are translated into ATS at the average exchange rates and the balance sheets are translated at the year-end exchange rates effective on December 31. Exchange differences arising from the retranslation of the net investment in foreign subsidiaries are recorded as "Accumulated Translation Adjustments" in shareholders' equity.

The local currency financial statements of businesses operating in hyper-inflationary economies are either restated using appropriate indices for current values at the balance sheet date before translation into ATS, or the companies' reporting is based on U.S. dollar amounts being the functional currency of the main operation in the respective country.

Foreign currency transactions of Group companies are initially accounted for using the exchange rates prevailing at the date of the transactions. Gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recorded in the income statement using year-end exchange rates.

Non-current assets

Property, plant and equipment have been valued at historical cost less accumulated depreciation using the straight line method over a period of 25 to 40 years for buildings, and 3 to 10 years for furniture and office equipment.

Repairs and renewals are charged to the income statement when the expenditure is incurred. Low value items are written off in the year of purchase.

Intangible assets are valued at historical cost less accumulated depreciation (using an amortization period of up to 5 years).

For financial assets the normal valuation method is at acquisition cost. In the case of a permanent devaluation, an extraordinary write-off is recorded.

Other investments included in the financial assets represent interests in affiliated companies of S & T System Integration & Technology Distribution AG not included in the S & T sub-group and are recorded at historical acquisition/foundation cost less write-downs in the case of permanent devaluation (see note 3).

Inventories

Inventories, including demonstration equipment, are stated at the lower of purchase cost or net realisable value. Cost includes all external costs including freight and duties, and is determined by use of the identity method. Net realisable value is the estimated selling price in the ordinary course of business, less installation and selling costs.

Revenue

Revenue represents the amounts received for goods sold and services provided after deducting volume discounts and sales taxes, and after eliminating sales within the Group.

Sales revenue is recognised when the significant risks of ownership have been transferred to the buyer. Service revenue is recorded when the services have been performed. Maintenance contract revenue is recognised over the period of the relevant agreement.

If required, an accrual for warranty expenses was calculated in prior years by applying the historical warranty experience to the open warranties at year-end. For periods starting November 1997 almost all warranty claims are covered by "per-incident" funding from suppliers.

Deferred income taxes

Deferred income tax is provided, using the liability method, for all temporary differences arising between the tax basis of assets and liabilities and their carrying values for financial reporting purposes. The principal temporary differences arise from accruals and provisions, untaxed reserves and the valuation of non-current assets.

S & T System Integration & Technology Distribution sub-group

Notes to the Consolidated Financial Statements
As of December 31, 1995, 1996 and 1997 (Continued)

C) Notes to the Consolidated Financial Statements

All amounts are stated in ATS '000.

1) Property, plant and equipment

	Office buildings	Office equipment	Total
Year ended December 31, 1997			
Cost:			
Beginning balance	1,499	35,220	36,719
Exchange rate adjustments	39	2,856	2,895
Additions	6,186	10,542	16,728
Disposals	0	(3,567)	(3,567)
Restatements	0	488	488
Ending balance	7,724	45,539	53,263
Accumulated depreciation:			
Beginning balance	57	15,147	15,204
Exchange rate adjustments	4	1,000	1,004
Depreciation charge	167	9,195	9,362
Disposals	0	(1,798)	(1,798)
Restatements	0	37	37
Ending balance	228	23,581	23,809
Net book value	7,496	21,958	29,454
Year ended December 31, 1996			
Cost:			
Beginning balance	659	20,503	21,162
Exchange rate adjustments	1	582	583
Additions	839	14,122	14,961
Disposals	0	(1,055)	(1,055)
Restatements	0	1,068	1,068
Ending balance	1,499	35,220	36,719
Accumulated depreciation:			
Beginning balance	29	7,742	7,771
Exchange rate adjustments	0	152	152
Depreciation charge	28	7,870	7,898
Disposals	0	(681)	(681)
Restatements	0	64	64
Ending balance	57	15,147	15,204
Net book value	1,442	20,073	21,515

S & T System Integration & Technology Distribution sub-group

Notes to the Consolidated Financial Statements
As of December 31, 1995, 1996 and 1997 (Continued)

C) Notes to the Consolidated Financial Statements (Continued)

1) Property, plant and equipment (Continued)

	Office buildings	Office equipment	Total
Year ended December 31, 1995			
Cost:			
Beginning balance	125	8,174	8,299
Exchange rate adjustments	(4)	3,374	3,370
Additions	538	9,938	10,476
Disposals	0	(1,868)	(1,868)
Restatements	0	885	885
Ending balance	659	20,503	21,162
Accumulated depreciation:			
Beginning balance	3	3,115	3,118
Exchange rate adjustments	0	493	493
Depreciation charge	26	4,893	4,919
Disposals	0	(777)	(777)
Restatements	0	18	18
Ending balance	29	7,742	7,771
Net book value	630	12,761	13,391

2) Intangible assets

	1997	1996	1995
Year ended December 31:			
Cost:			
Beginning balance	935	744	90
Exchange rate adjustments	41	6	1
Additions	370	252	653
Disposals	(5)	(67)	0
Ending balance	1,341	935	744
Accumulated depreciation:			
Beginning balance	503	266	36
Exchange rate adjustments	23	5	1
Depreciation charge	566	298	229
Disposals	(5)	(66)	0
Ending balance	1,087	503	266
Net book value	254	432	478

S & T System Integration & Technology Distribution sub-group

Notes to the Consolidated Financial Statements
As of December 31, 1995, 1996 and 1997 (Continued)

C) Notes to the Consolidated Financial Statements (Continued)

3) Financial assets

The financial assets comprise the following:

	1997	1996	1995
Year ended December 31:			
Investments in affiliated companies not included in the consolidation			
— S & T Mold srl.	2,582	2,582	2
— Advanced Integrated Solutions as	65	0	0
	2,647	2,582	2
Investments in other affiliated companies			
— Hygiene Holding GmbH	0	631	2,308
— Streiko spol.s r.o.	0	0	0
	0	631	2,308
Loans and other financial assets			
— Loan due from Clean Team spol.s r.o.	1,089	1,029	0
— Marketable securities	558	458	206
	1,647	1,487	206
	4,294	4,700	2,516

The investment in S & T Mold s.r.l. was increased due to a capital increase in 1996. Advanced Integrated Solution as, Kiev, was established as a joint venture in 1997.

The investment in Hygiene Holding GmbH, Vienna, was devaluated in 1995 by TATS 1,042 and in 1996 by TATS 1,677. With effect of November 30, 1997 this investment was sold to the chief executive officer.

The income on disposal of this investment was as follows:

	TATS
Purchase price	750
book value of investment	(631)
	119

The investment in Streiko spol.s r.o. was devaluated in 1995 from TATS 38 to TATS 0.001. In addition, other expenses for affiliated companies in connection with the investment in Streiko spol.s r.o., Prague, amount to TATS 214 in 1995, TATS 303 in 1996 and TATS 181 in 1997.

The group has given a loan in the amount of TATS 1,029 as of December 31, 1996 and TATS 1,089 as of December 31, 1997, to Clean Team spol.s r.o., a subsidiary of Hygiene Holding GmbH (see note 21).

4) Inventories

	1997	1996	1995
Year ended December 31:			
Merchandise inventory	14,948	7,037	8,515
Spare parts	12,276	7,411	5,408
Other products	845	119	606
	28,069	14,567	14,529

C) Notes to the Consolidated Financial Statements (Continued)

5) Receivables due from affiliated companies

	1997	1996	1995
Year ended December 31:			
— Hygiene Holding GmbH	5,533	2,730	99
— Streiko spol.s r.o.	1,811	1,290	2,009
— S&T Mold srl.	0	0	310
	7,344	4,020	2,418

The receivables due from Hygiene Holding GmbH represent short-term loans. In a letter dated April 29, 1998 the chief executive officer provided the company with a personal guarantee that the amounts outstanding will be received. The receivables due from Streiko spol.s r.o. result from deliveries of merchandise and short-term loans. The amounts outstanding are also covered by an indemnification issued by the chief executive officer dated April 16, 1998.

6) Other receivables

	1997	1996	1995
Year ended December 31:			
Short-term loan due from the chief executive officer	10,500	0	0
Other receivables from the chief executive officer	940	0	0
Prepaid expenses	919	695	145
Deferred tax assets	630	1,168	218
Other	4,144	3,872	1,616
	17,133	5,736	1,979

The short-term loan to the chief executive officer is due at December 31, 1998, the interest rate amounts to 5% p.a. The other receivables from the chief executive officer represent amounts due from the sale of Hygiene Holding GmbH and interest on the short-term loan.

7) Cash and cash equivalents

	1997	1996	1995
Year ended December 31:			
Cash at bank and on hand	15,128	16,473	32,891

Cash and cash equivalents in the amount of approximately TATS 7,000 are restricted until January 31, 1998 in connection with a performance bond given by a subsidiary company.

C) Notes to the Consolidated Financial Statements (Continued)

8) Capital and reserves

	Share capital	Adjustment to equity	Accumulated translation adjustment	Retained earnings and other reserves	Total
Year ended December 31, 1997					
Beginning balance	12,500	936	(150)	19,204	32,490
Adjustment to equity	0	212	0	0	212
Exchange difference on translation	0	0	491	0	491
Dividends paid	0	0	0	(11,250)	(11,250)
Net profit for the year	0	0	0	29,950	29,950
Ending balance	12,500	1,148	341	37,904	51,893
Year ended December 31, 1996					
Beginning balance	12,500	425	(374)	15,442	27,993
Adjustment to equity	0	511	0	0	511
Exchange difference on translation	0	0	224	0	224
Dividends paid	0	0	0	(7,000)	(7,000)
Net profit for the year	0	0	0	10,762	10,762
Ending balance	12,500	936	(150)	19,204	32,490
Year ended December 31, 1995					
Beginning balance	5,000	0	0	11,886	16,886
Increase in share capital	7,500	0	0	(7,500)	0
Adjustment to equity	0	425	0	0	425
Exchange difference on translation	0	0	(374)	0	(374)
Dividends paid	0	0	0	(1,500)	(1,500)
Net profit for the year	0	0	0	12,556	12,556
Ending balance	12,500	425	(374)	15,442	27,993

In the general shareholders' meeting of July 10, 1995, the parent company's nominal capital was increased by TATS 7,500 from TATS 5,000 to TATS 12,500.

The nominal capital as of December 31, 1995, 1996, 1997 comprises as follows:

100,000 ordinary bearer shares with a nominal value of	ATS 100
25,000 non-voting preferred shares with a nominal value of	ATS 100

The "Adjustment to equity" refers to the restatement of non-monetary items of businesses operating in an hyper-inflationary economy by using the increase in the general price index from the transaction date to the balance sheet date:

	1997	1996	1995
— Ukraine	110.12%	139.72%	281.65%

In a shareholders' meeting on May 20, 1998, among others, the following resolutions have been passed:

— Approval of a dividend payment in the amount of ATS 8,950,000.

— Change of Company name from VRT Holding AG to S & T System Integration & Technology Distribution AG.

Furthermore, in a proposed shareholders' meeting scheduled for June 24, 1998, the following resolutions will be passed:

— Termination of the preference of 25,000 shares with a nominal value of ATS 100. The preferred shareholders agreed to this at a meeting on May 4, 1998.

C) Notes to the Consolidated Financial Statements (Continued)

8) Capital and reserves (Continued)

- Merger of S & T Holding GmbH into S & T System Integration & Technology Distribution AG. Currently, S & T System Integration & Technology Distribution AG holds a 50% participation in S & T Holding GmbH. The remaining 50% shareholder will be compensated with shares in S & T System Integration & Technology Distribution AG with a nominal value of ATS 3.5 million. The share capital of S & T System Integration & Technology Distribution AG will be increased by this amount. Prior to the merger the outstanding share capital of S & T Holding GmbH of ATS 500,000 was fully paid up by the shareholders bringing total fully paid in share capital to ATS 1,000,000. Additionally, a cash contribution in the amount of ATS 5.5 million will be effected by the other 50% shareholder in S & T Holding GmbH. The merger will become effective as of January 1, 1998.
- Capital increase out of retained earnings in the amount of ATS 16 million.
- Authorisation to increase nominal share capital by ATS 16 million within the next five years.

The effect of these proposed resolutions is shown in the following table (all figures relate to local statutory accounts of S & T System Integration & Technology Distribution AG and S & T Holding GmbH):

Company equity	As of December 31, 1997	Dividends	Merger with S & T Holding GmbH	Capital Increase	Proposed as of June 24, 1998
Share Capital	12,500,000	0	3,500,000	16,000,000	32,000,000
Capital Surplus	0	0	11,854,783	0	11,854,783
Other Reserves	1,888,143	0	149,763	0	2,037,906
Retained Earnings	28,965,157	(8,950,000)	0	(16,000,000)	3,996,157
Total	43,334,300	(8,950,000)	15,504,546	0	49,888,846

9) Minority interests in subsidiaries

	1997	1996	1995
Year ended December 31:			
Beginning balance	4,215	5,615	2,870
Differences from adjustment to equity and accumulated translation adjustment	532	733	0
Dividends	(1,200)	(1,500)	(500)
Attributable profit for the period	4,807	(633)	3,245
Ending balance	8,354	4,215	5,615

10) Other liabilities (long-term)

	1997	1996	1995
Year ended December 31:			
Employee termination indemnities	145	45	21

The accrual for termination indemnities relates to the parent and one subsidiary company and is based on Austrian labour law. Such payments are required to be made to employees upon release from service or retirement at pension age.

Employees leaving voluntarily or dismissed for good cause are not entitled to such indemnities. Following Austrian accounting principles and practices, the liability is calculated as the present value of accrued claims using a discount rate of 6% for the years 1995 and 1996, and 4% for 1997. These employee benefit liabilities are unfunded.

C) Notes to the Consolidated Financial Statements (Continued)

11) Payables due to affiliated companies

	1997	1996	1995
Year ended December 31:			
— S & T Mold srl.	1,274	731	0

12) Short-term borrowings

	1997	1996	1995
Year ended December 31:			
Bank overdrafts	18,339	7,560	2,207

13) Other Payables

	1997	1996	1995
Year ended December 31:			
Income taxes	8,732	2,054	6,829
Advances received	8,332	17,388	8,354
Employees' bonuses/salaries and unconsumed vacation	5,617	1,853	988
Deferred income taxes	1,732	2,231	811
Other payables	3,020	5,440	1,013
	27,433	28,966	17,995

Deferred income tax is recorded for all material temporary differences arising between the tax basis of assets and liabilities and their carrying values for financial reporting purposes.

As sufficient future taxable income is expected to be generated in the period in which temporary differences will reverse, these temporary differences result in a debit balance which is disclosed under "Other receivables".

For untaxed reserves (e.g. investment incentives, lump-sum reserve on export receivables) which are included in "Retained earnings and other reserves" and have been set up in compliance with Austrian tax law, a deferred tax charge based on the amount of these reserves which are expected to become taxable in the future has been recorded under deferred income taxes.

14) Provisions and deferred income

	1997	1996	1995
Year ended December 31:			
Deferred income	2,296	3,269	1,781
Provisions	698	2,805	1,445
	2,994	6,074	3,226

15) Revenue segment information

	1997	%	1996	%	1995 (unaudited)	%
By geographical area:						
Slovakia	188,338	51	135,416	55	85,025	51
Romania	62,777	17	47,345	19	35,444	21
Bulgaria	58,332	16	36,408	15	24,526	15
Ukraine	42,320	12	21,488	9	22,426	13
Yugoslavia and Moldova	16,459	4	5,130	2	0	0
	368,226	100	245,787	100	167,421	100

S & T System Integration & Technology Distribution sub-group

Notes to the Consolidated Financial Statements
As of December 31, 1995, 1996 and 1997 (Continued)

C) *Notes to the Consolidated Financial Statements (Continued)*

15) **Revenue segment information (Continued)**

	1997	%	1996	%	1995 (unaudited)	%
By business segment:						
Information Technology Solutions	219,318	60	138,199	56	125,021	75
Medical Diagnosis and Monitoring Systems	53,767	14	38,003	15	14,156	8
Electronic Test and Measurement Systems	36,513	10	30,900	13	7,535	5
Maintenance and Services	58,628	16	38,685	16	15,601	9
Other sales	0	0	0	0	5,108	3
	368,226	100	245,787	100	167,421	100

16) **Other income**

	1997	1996	1995 (unaudited)
Income from exchange differences	8,986	4,306	3,411
Other income	3,722	2,157	3,314
	12,708	6,463	6,725

17) **Staff costs**

	1997	1996	1995 (unaudited)
Salaries, compensation and social security costs	43,354	26,216	15,160
Commissions	11,488	4,176	233
	54,842	30,392	15,393

Commissions relate to one-time bonuses paid to sales personnel in foreign countries.

The number of staff was 115 at year-end 1995, 167 at year-end 1996 and 207 at year-end 1997.

18) **Other operating expenses**

	1997	1996	1995 (unaudited)
Expenses from exchange differences	11,036	7,650	4,973
Travel expenses	9,823	7,029	5,296
Rental expenses	7,568	6,668	4,323
Marketing and advertising expenses	6,693	5,458	2,079
Legal, consultancy and audit fees	5,563	6,591	1,968
Communication and infrastructure costs	4,935	3,058	2,196
Vehicle expenses	1,789	1,562	984
Taxes and levies	970	634	1,079
Maintenance expenses	586	619	208
Commissions	182	0	297
Miscellaneous operating expenses	14,867	12,966	3,583
	64,012	52,235	26,986

C) Notes to the Consolidated Financial Statements (Continued)

19) Financial income / (expenses)

	1997	1996	1995 (unaudited)
Interest income	2,460	1,199	977
Interest expenses	(2,634)	(239)	(1,028)
Net financing income/(expenses)	(174)	960	(51)
Income on disposal of investments in affiliated companies and other investments	817	0	333
Write-down of investments in and other expenses for affiliated companies	(180)	(1,980)	(1,294)
	637	(1,980)	(961)

20) Income tax expenses

	1997	1996	1995 (unaudited)
Current income taxes	17,367	8,719	8,632
Deferred income taxes	(108)	452	506
	17,259	9,171	9,138
The deferred income tax charge is broken down as follows:			
Accruals and provisions	(374)	557	257
Untaxed reserves	0	(366)	280
Valuation of non-current assets	258	434	170
Other	8	(173)	(201)
	(108)	452	506

In 1996 no deferred tax asset has been recorded for temporary deductible differences between the financial and taxable result of the Bulgarian subsidiary, since realisation at this date was not likely. As a result, the effective tax rate in 1996 was approximately 48% compared to approximately 37% in 1995. However, in 1997 the temporary deductible differences reversed. Consequently, the effective tax rate fell to approximately 33%.

21) Related party transactions

With effect of November 30, 1997 the investment in Hygiene Holding GmbH, Vienna was sold to the chief executive officer of the parent company (see note 3). The group had several short term loans due from Hygiene Holding GmbH in the amount of TATS 99 in 1995, TATS 2,730 in 1996 and TATS 5,533 in 1997 and due from Streiko spol.s r.o. in the amount of TATS 2,009 in 1995, TATS 1,290 in 1996 and TATS 1,811 in 1997 (see note 5).

The group has given a loan in the amount of TATS 1,029 as of December 31, 1996 and TATS 1,089 as of December 31, 1997 to Clean Team spol.s r.o., a subsidiary of Hygiene Holding (see note 3).

Furthermore, at December 31, 1997 the group has a short term loan in the amount of TATS 10,500 and other receivables in the amount of TATS 940, which are both due from the chief executive officer (see note 6).

22) Contingencies

The operations and earnings of the Group continue, from time to time and in varying degrees, to be affected by political, legislative, fiscal and regulatory developments in the countries in which it operates. The nature and frequency of these developments and events, not all of which are covered by

C) Notes to the Consolidated Financial Statements (Continued)

22) Contingencies (Continued)

insurance, as well as their effect on future operations and earnings are not predictable. Furthermore, due to the fact that the company's operations are project-oriented, earnings levels will naturally fluctuate according to the size and number of projects. Due to the uncertainty of the tax regulations in various Eastern European countries, there may be contingent taxation liabilities which, at present, cannot be quantified.

In the ordinary course of business, the group has issued performance bonds and bid bonds in the total amount of TATS 11,660 at year-end 1997 and TATS 10,208 at year-end 1996.

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THE COMPANY

S & T System Integration & Technology Distribution AG
Peter Jordan-Straße 19/3
A-1190 Vienna
Austria

LEGAL ADVISORS TO THE MANAGERS

As to United States and English law
Skadden, Arps, Slate, Meagher & Flom LLP
MesseTurm, 27th Floor
60308 Frankfurt am Main
Germany

As to Belgian law
De Bandt, Van Hecke & Lagae
rue Brederode 13
B-1000 Brussels
Belgium

AUDITORS

Price Waterhouse AG
Wirtschaftsprüfungs- und Steuerberatungsgesellschaft
Prinz-Eugen-Strasse 72
A-1040 Vienna
Austria